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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series B Preferred Stock, $0.001 Par Value Per Share Series C Preferred Stock, $0.01 Par Value Per Share (Title of Class of Securities)	45254P300 45254P409 (CUSIP Number of Class of Securities)

Ronald M. Morrison
General Counsel
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612
(949) 475-3600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

Copy to:
Katherine J. Blair, Esq.
K&L Gates LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, California 90067
(310) 552-5000

Transaction Valuation	Amount of Filing Fee
N/A	N/A
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date File:	N/A

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Joseph R. Tomkinson	Impac Mortgage Holdings, Inc.
Chairman and Chief Executive Officer	19500 Jamboree Road Irvine, CA 92612 www.impaccompanies.com

                                    , 2009

To Our Preferred Stockholders:

        Enclosed with this letter is an offering circular, dated                                    , 2009 (the "Offering Circular") relating to an Exchange Offer and Consent Solicitation with respect to the Series B and Series C Preferred Stock ("Preferred Stock") of Impac Mortgage Holdings, Inc. (the "Company"). The Exchange Offer and Consent Solicitation is an offer to exchange each share of Series B Preferred Stock for                        shares of our Common Stock and each share of Series C Preferred Stock for                         shares of our Common Stock. The terms of the Exchange Offer and Consent Solicitation will give you a return of your investment in the form of shares of our Common Stock, which will provide you with an opportunity to participate in any future growth the Company may experience. In addition, you are being asked to approve amendments to our Charter to modify the terms of each series of Preferred Stock to eliminate certain rights. Information about these matters is provided in the enclosed Offering Circular.

        During the past few years, we have been seriously challenged by the unprecedented turmoil in the mortgage market, causing us to discontinue our mortgage funding operations, eliminate all but one of our reverse repurchase facilities and reduce our operating costs. One of our goals in this challenging market environment has been to align the costs of our operations to the cash flows from our long-term mortgage portfolio (residual interests in securitizations) and master servicing portfolio. We believe the elimination of the Preferred Stock and the related dividends through the Exchange Offer and Consent Solicitation will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible due to our ongoing obligations under our trust preferred securities and our Preferred Stock. We further believe that this exchange could offer the current holders of Preferred Stock greater liquidity as holders of Common Stock and may have the effect of increasing common stockholders' equity. By offering to exchange shares of Common Stock for the outstanding shares of Preferred Stock, we are offering holders of our Preferred Stock an interest in the class of our securities that will participate in any potential future growth of the Company.

        If the Exchange Offer and Consent Solicitation is not approved, there would be a near-term negative effect on Impac's business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the cash requirements of our Preferred Stock and obligations pursuant to the terms of our trust preferred securities.

        Our Board of Directors (the "Board") took into account a number of factors in determining the exchange ratio, including historical and current trading levels of the Common Stock and each series of Preferred Stock, the estimated recovery value of the securities in a liquidation scenario and other exchanges similar to the one proposed by the Company herein. The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the exchange.

        Completion of the Exchange Offer and Consent Solicitation requires valid tenders from at least 66 2/3% of the outstanding shares of Preferred Stock, voting together as a single class. Completion of the Exchange Offer and Consent Solicitation also requires the approval by holders representing a majority of the outstanding shares of Common Stock of a proposal to approve the proposed amendments to our Charter to modify the terms of each series of Preferred Stock to eliminate certain rights (which we are seeking concurrently with the Exchange Offer and Consent Solicitation). As a result of these conditions for completion of the Exchange Offer and Consent Solicitation, the Exchange Offer and Consent

Solicitation cannot be completed unless a substantial majority of the holders of Preferred Stock validly tender their shares. Under the terms of the Exchange Offer and Consent Solicitation, you may not tender your shares of Preferred Stock without also consenting to the proposed charter amendments to each series of Preferred Stock.

        The Offering Circular enclosed with this letter provides you with information about the reasons for the Exchange Offer and Consent Solicitation, the terms of the Exchange Offer and Consent Solicitation, procedures for tendering your shares, and the proposed charter amendments to modify the terms of each series of Preferred Stock. We encourage you to read the entire Offering Circular carefully. You may also obtain additional information about us from documents we have filed with the Securities and Exchange Commission and on our website at www.impaccompanies.com.

        Thank you for your ongoing support of and continued interest in Impac Mortgage Holdings, Inc.

                      Sincerely,

                      Joseph R. Tomkinson
                      Chairman and Chief Executive Officer

 OFFERING CIRCULAR

IMPAC MORTGAGE HOLDINGS, INC.

OFFER TO EXCHANGE

Up to                        shares of common stock for all outstanding shares of

9.375% Series B Cumulative Redeemable Preferred Stock (CUSIP No. 45254P300)
9.125% Series C Cumulative Redeemable Preferred Stock (CUSIP No. 45254P409)

and

CONSENT SOLICITATION

        Impac Mortgage Holdings, Inc. (the "Company," "our," "we" or "us") is offering to exchange, upon the terms and subject to the conditions set forth in this Offering Circular and in the related letters of transmittal and consent (the "Exchange Offer"), shares of our common stock, par value $0.01 per share (the "Common Stock"), for all of our outstanding 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series B Preferred Stock") and 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Series C Preferred Stock" and together with Series B Preferred Stock, the "Preferred Stock").

        Concurrently with the Exchange Offer, we are soliciting consents (the "Consent Solicitation") from holders of the Preferred Stock to amend our Charter (the "Charter") to modify the terms of the Preferred Stock as described in this Offering Circular ("Proposed Amendments").

        In the Exchange Offer and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for exchange by us, the holder will receive                         shares of Common Stock; and

  •
  for each tendered share of Series C Preferred Stock accepted for exchange by us, the holder will receive                         shares of Common Stock.

        Concurrently with the Exchange Offer and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Exchange Offer and Consent Solicitation will automatically terminate. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Exchange Offer and Consent Solicitation will automatically terminate. You must validly tender all shares of Preferred Stock that you own and deliver your consent to the Proposed Amendments to the Charter to modify the terms of the Preferred Stock in order to participate in the Exchange Offer and Consent Solicitation.

        The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., Eastern Standard Time, on                        , 2009, unless extended or terminated by us. The term "expiration date" means 5:00 p.m., Eastern Standard Time, on                        , 2009, unless we extend the period of time for which the Exchange Offer and Consent Solicitation are open, in which case the term "expiration date" means the latest time and date on which the Exchange Offer and Consent Solicitation, as so extended, expire.

        Each series of our Preferred Stock is quoted on the over-the-counter pink sheets under the following symbols:

Series B Preferred Stock:	IMPHP
Series C Preferred Stock:	IMPHO

        Our Common Stock is quoted on the pink sheets under the symbol "IMPH." On December 18, 2008, the last sales price of our Common Stock quoted over-the-counter was $0.13 per share, the last sales price of our Series B Preferred Stock quoted over-the-counter was $0.75 per share and the last sales price of our Series C Preferred Stock quoted over-the-counter was $1.05 per share.

        See "Risk Factors" beginning on page 21 for a discussion of issues that you should consider with respect to the Exchange Offer and Consent Solicitation.

        The Exchange Offer and Consent Solicitation and the securities to be issued in the Exchange Offer and Consent Solicitation have not been approved or disapproved by the Securities and Exchange Commission (the "SEC"), any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction, nor has the SEC, any state securities commission, or the similar commission or governmental agency of any foreign jurisdiction determined whether the information in this Offering Circular is truthful or complete. None of the SEC, any state securities commission or any similar commission or governmental agency of any foreign jurisdiction has passed upon the merits or fairness of the Exchange Offer and Consent Solicitation, or passed upon the adequacy or accuracy of the disclosure contained in this Offering Circular. Any representation to the contrary is a criminal offense.

 The Information Agent for the Exchange Offer is:

D.F. King & Co., Inc.

The date of this Offering Circular is                        , 2009

        "Questions and Answers about the Exchange Offer and Consent Solicitation" and a "Summary" describing the principal terms and conditions of the Exchange Offer and Consent Solicitation follow. You should read this entire Offering Circular and the applicable Letter(s) of Transmittal and Consent carefully before deciding whether or not to tender your Preferred Stock and deliver your consent. You may want to consult with your personal financial advisor or other professional regarding your individual circumstances.

        As of December                         , 2008, 2,000,000 shares of our Series B Preferred Stock and 4,470,600 shares of our Series C Preferred Stock were outstanding, each of which has a liquidation preference of $25.00 per share.

        We are seeking consents from holders of the Preferred Stock to amend certain provisions and eliminate other provisions (collectively, the "Proposed Amendments") applicable to each series of Preferred Stock as described in "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation." See Annex A and Annex B to this Offering Circular for the amended text of the affected provisions of the Charter reflecting the Proposed Amendments. Under Maryland law and the Charter, the affirmative vote of holders of outstanding shares of Common Stock entitled to cast a majority of all the votes entitled to be cast on the proposal is necessary to approve the amendments to the Charter modifying the terms of each series of Preferred Stock. Concurrently with the Exchange Offer and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. If we are unable to obtain the requisite votes from the holders of our Common Stock to approve the Proposed Amendments, this Exchange Offer and Consent Solicitation will automatically terminate. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Exchange Offer and Consent Solicitation will automatically terminate.

        At any time, our Board of Directors (the "Board") may determine that we will make less than all of the proposed modifications under the Proposed Amendments, extend the                        , 2009 expiration date for the approval of the Proposed Amendments and the completion of the Exchange Offer and Consent Solicitation, change the terms of the Exchange Offer and Consent Solicitation or undertake a combination of the foregoing.

        None of our officers, employees, the Board, the Information Agent (as defined below), the Exchange Agent (as defined below) or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares in the Exchange Offer and Consent Solicitation. You must make your own investment decision regarding the Exchange Offer and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of the Common Stock you may receive in the Exchange Offer and Consent Solicitation, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

        In order to tender shares in the Exchange Offer and Consent Solicitation, you must consent and authorize the Exchange Agent to consent on your behalf to the Proposed Amendments by executing letters of transmittal and consent or request that your broker or nominee tender and consent on your behalf. No meeting has been or is being held in conjunction with the Consent Solicitation. Consents may only be submitted on the terms set forth in the Offering Circular. See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."

        We are making the Exchange Offer and Consent Solicitation only to holders of Preferred Stock in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) of the Securities Act. We will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Preferred Stock. Our officers, directors and employees may solicit tenders from holders of our Preferred Stock and may answer inquiries concerning the Exchange Offer and Consent Solicitation, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

        D.F. King & Co., Inc. is acting as Information Agent (the "Information Agent") for the Exchange Offer and Consent Solicitation. The Information Agent will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities.

        Questions related to the terms of the Exchange Offer and Consent Solicitation and requests for assistance or for additional copies of this Offering Circular, the letters of transmittal and consent or any other documents may be directed to the Information Agent using its contact information set forth on the back cover of the Offering Circular or by telephone toll-free at (800) 269-6427. Beneficial owners may also contact their custodian for assistance concerning the Exchange Offer and Consent Solicitation.

        American Stock Transfer and Trust Company is acting as the Exchange Agent for the Exchange Offer and Consent Solicitation (the "Exchange Agent"). Questions regarding the Exchange Offer and Consent Solicitation may also be directed to our Department of Investor Relations, which may be contacted at                                    .

        You should rely only on the information contained or incorporated by reference, and included herewith, in this Offering Circular. Except for the Information Agent, we have no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder. None of us, the Exchange Agent or the Information Agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the delivery of this Offering Circular nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its subsidiaries since the respective dates as of which information is given in this Offering Circular. We are offering to exchange, and are seeking tenders of, the Preferred Stock only in jurisdictions where the offers or tenders are permitted.

QUESTIONS AND ANSWERS ABOUT
THE EXCHANGE OFFER AND CONSENT SOLICITATION

        The following are some questions regarding the Exchange Offer and Consent Solicitation that you may have as a holder of the Preferred Stock and the answers to those questions. We urge you to read carefully the entire Offering Circular, including the section entitled "Risk Factors," the related letters of transmittal and consent, our annual report on Form 10-K for the year ended December 31, 2007 (the "Annual Report"), and our most recent quarterly report on Form 10-Q for the period ended September 30, 2008 (the "Quarterly Report"), each of which is included with this Offering Circular. Additional important information is contained in the remainder of this Offering Circular.

        All references to "IMH," the "Company," "we," "our," "ours" and "us" and similar terms are to Impac Mortgage Holdings, Inc. and its subsidiaries, unless the context otherwise requires.

         What is the purpose of the Exchange Offer and Consent Solicitation?

        In 2007 and 2008, management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which has recently been restructured, and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        One of our goals in this challenging market environment has been to align the costs of our operations to the cash flows from our long-term mortgage portfolio (residual interests in securitizations) and master servicing portfolio. The acceptance of this Exchange Offer and Consent Solicitation would reduce the Company's continuing obligation to pay or accumulate quarterly dividends on the Preferred Stock, thereby allowing the Company to use or preserve cash for other purposes. Currently, the aggregate dividends on the outstanding Preferred Stock are approximately $14.9 million per year.

        The completion of the Exchange Offer and Consent Solicitation will eliminate our obligation to pay accrued and unpaid dividends on the Preferred Stock and will make future dividends non-cumulative. We believe the elimination of the Preferred Stock and the related dividends will give us the enhanced balance sheet flexibility to operate and grow our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible due to our ongoing obligations under our trust preferred securities and our Preferred Stock. We further believe that this exchange could offer the current holders of Preferred Stock greater liquidity as holders of Common Stock and may have the effect of increasing stockholders' equity. By offering to exchange shares of Common Stock for the outstanding shares of Preferred Stock, we are offering holders of our Preferred Stock an interest in the class of our securities that will participate in any future growth of the Company.

        If the Exchange Offer and Consent Solicitation is not approved, there would be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the cash requirements of our Preferred Stock and obligations pursuant to the terms of our trust preferred securities. On December 10, 2008, we announced that our Board will not declare, and we will not pay, a fourth quarter 2008 dividend on our Preferred Stock and that our Board approved the deferral of payments on our trust preferred securities due in December 2008 and January 2009. Pursuant to the terms of the trust preferred securities, we will be prohibited from paying dividends on our capital stock until such time as the obligations on the trust preferred securities are current.

         What will I receive in the Exchange Offer and Consent Solicitation if I tender my shares of Preferred Stock and they are accepted?

        In the Exchange Offer and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for exchange by us, you will receive             shares of Common Stock; and

  •
  for each tendered share of Series C Preferred Stock accepted for exchange by us, you will receive             shares of Common Stock.

        The shares of Common Stock offered to the holders of Preferred Stock will constitute approximately                        % of our outstanding Common Stock assuming 100% participation in the Exchange Offer and Consent Solicitation. If more than 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals, the Company may no longer qualify as a REIT. See "Material United States Federal Income Tax Considerations—Requirements for Qualification," "—Failure to Qualify" and "Risk Factors—If we fail to maintain our REIT status, we may be subject to taxation as a regular corporation."

        Because the number of shares of Common Stock for tendered shares of the Preferred Stock accepted for exchange by us is fixed, the value of the consideration that you receive upon consummation of the Exchange Offer and Consent Solicitation could be less than at the time you tender your shares of Preferred Stock due to the fluctuation of the market price of the Common Stock. See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation." For a summary of the material differences between each series of Preferred Stock and our Common Stock, see "Comparison of Rights between the Preferred Stock and the Common Stock."

         How did the Board determine the consideration to be paid in the Exchange Offer and Consent Solicitation?

        The Board took into account a number of factors in determining the exchange ratio, including historical and current trading levels of the Common Stock and each series of Preferred Stock, the estimated recovery value of the securities in a liquidation scenario and other exchanges similar to the one proposed by the Company herein. The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the exchange.

        Our Board has made no determination that the exchange ratios represent a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Exchange Offer and Consent Solicitation. We cannot assure you that if you tender your shares of Preferred Stock you will receive the same or greater value than if you choose to keep them.

         What are the conditions to the closing of the Exchange Offer and Consent Solicitation?

        We are not obligated to exchange any tendered shares of Preferred Stock if:

  1.
  there is any litigation regarding the Exchange Offer and Consent Solicitation:

    •
    challenging or seeking to make illegal, materially delay, restrain or prohibit the Exchange Offer and Consent Solicitation or the acceptance for exchange of shares of Preferred Stock; or

    •
    which would have a material adverse effect on us;

  2.
  the consummation of the Exchange Offer and Consent Solicitation would violate any law, rule or regulation applicable to us;

  3.
  any law, rule, regulation or governmental order becomes applicable to us that results, directly or indirectly, in the consequences described under paragraph 1 above;

  4.
  less than 66 2/3% of the outstanding shares of the Preferred Stock, voting as a single class separate from the Common Stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of the Preferred Stock), are tendered in the Exchange Offer and Consent Solicitation; or

  5.
  less than a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter vote in favor of such amendments.

        We will, in our reasonable judgment, determine whether any of the Exchange Offer and Consent Solicitation conditions have been satisfied and whether to waive any conditions that have not been satisfied.

        See "The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment."

         If the Exchange Offer and Consent Solicitation is NOT successfully completed, what will be the consequences?

        There will be significant adverse consequences to the Company if the proposal to approve the Proposed Amendments is not approved by the holders of Common Stock or the Proposed Amendments are not approved by the holders of Preferred Stock. Future dividends payable to the holders of Series B Preferred Stock and Series C Preferred Stock would likely represent a significant reduction in our cash, making it difficult for us to satisfy other continuing obligations. On December 10, 2008, we announced that our Board will not declare, and we will not pay, a fourth quarter 2008 dividend on our Preferred Stock and that our Board approved the deferral of payments on our trust preferred securities due in December 2008 and January 2009. We would most likely not be able to raise additional capital if we cannot pay dividends on the Preferred Stock or satisfy our outstanding obligations. As a result, we would not be able to accomplish our goals, rebuild our business, and, given the limited opportunities available in the financial market, we would be required to change our current plan of operations, which we can not determine at this time but could include a wind down of the Company.

        In light of the continuing turmoil in the mortgage market, our ability to continue our operations is dependent upon our ability to implement successfully our strategic initiatives and acquire new operations that contribute sufficient additional cash flow to enable us to meet our current and future expenses. Our future financial performance and success are dependent in large part upon our ability to implement our contemplated strategies successfully. We have restructured our existing reverse repurchase line and we are seeking to modify or eliminate our trust preferred securities to reduce payment obligations. Our ability to implement any restructuring is dependent upon agreement of various third parties and security holders. We expect that these efforts and negotiations will be complex, and there can be no assurances that any negotiations or other efforts will be successful. To the extent that they are not, we would be unlikely to be able to continue our operations as planned, thereby requiring us to reduce our operating costs and expenses so that our income can cover those costs.

        If the Exchange Offer and Consent Solicitation is not approved, there would be a near-term negative effect on our business, results of operations and financial position, including the potential inability to satisfy our liabilities and the cash requirements of our Preferred Stock and obligations pursuant to the terms of our trust preferred securities.

         If I decide not to tender my shares of Preferred Stock and the Exchange Offer and the Consent Solicitation is completed, how will the completion of the Exchange Offer and the Consent Solicitation affect my shares of Preferred Stock?

        If you decide not to tender your shares of Preferred Stock and we complete the Exchange Offer and the Consent Solicitation, thereby significantly reducing the number of outstanding shares of each series of Preferred Stock, the liquidity and possibly the market price of your shares of Preferred Stock may be adversely affected.

        If we receive the requisite approvals from the holders of the Preferred Stock and Common Stock and the Proposed Amendments take effect, even if you do not tender your shares in the Exchange Offer and the Consent Solicitation, you will be subject to and bound by the Proposed Amendments. Among other things, the Proposed Amendments will permit us to declare and pay dividends on our Common Stock or shares of any other class or series of our capital stock, except any class or series of stock on parity with the Preferred Stock ("Parity Preferred"), or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on the Preferred Stock, eliminate any accrued and unpaid dividends on the Preferred Stock and make all dividends non-cumulative.

        If you decide not to tender your shares of Preferred Stock and the Proposed Amendments take effect, the rights of your Preferred Stock will be materially and adversely affected and the value of your Preferred Stock may decline. See "Risk Factors—Risks Related to the Exchange Offer and Consent Solicitation," "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents" for more detail and Annex A and Annex B hereto for the complete text of the Proposed Amendments.

         If I decide to tender my shares of Preferred Stock, how will my rights be affected?

        If you decide to tender your shares of Preferred Stock and we complete the Exchange Offer and Consent Solicitation, you will receive shares of Common Stock, which have different rights than those you currently have as a holder of Preferred Stock, including:

  •
  the Common Stock has no liquidation preference or preferred or cumulative dividend rights;

  •
  the Common Stock has one vote per share on all matters brought before the Company's stockholders; and

  •
  the Common Stock is not convertible or redeemable by us.

        See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation," "Description of Capital Stock—Common Stock" and "Comparison of Rights Between the Preferred Stock and the Common Stock."

         When will the Exchange Offer and Consent Solicitation expire?

        The Exchange Offer and Consent Solicitation is currently scheduled to expire at 5:00 p.m., Eastern Standard Time, on                         , 2009. We may, however, extend the Exchange Offer and Consent Solicitation from time to time as necessary until all the conditions to the Exchange Offer and Consent Solicitation have been satisfied or waived.

        See "The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment."

         Under what circumstances can the Exchange Offer and Consent Solicitation be extended?

        We may extend the Exchange Offer and Consent Solicitation for any period at our sole discretion to increase the time in which holders of Preferred Stock may tender their shares. We will also extend the expiration date of the Exchange Offer and Consent Solicitation if required by applicable law or regulation.

        See "The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment."

         How will I be notified if the Exchange Offer and Consent Solicitation is extended, amended or terminated?

        If the Exchange Offer and Consent Solicitation is extended, amended or terminated, we will promptly notify The Depository Trust Company, which we refer to as "DTC," and make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., Pacific Standard Time, on the next business day after the previously scheduled expiration date of the Exchange Offer and Consent Solicitation.

        See "The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment."

         Will I have to pay any fees or commissions for participating in the Exchange Offer and Consent Solicitation?

        If you hold your shares through a broker, dealer or other nominee, and your broker, dealer or other nominee tenders the shares on your behalf, your broker, dealer or other nominee may charge you a fee for doing so. You should consult your broker, dealer or other nominee to determine whether any charges will apply.

        See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Expenses."

         May I tender only a portion of the shares of Preferred Stock that I hold?

        No. You must tender all of your shares of Preferred Stock to participate in the Exchange Offer and Consent Solicitation. If you own shares of more than one series of Preferred Stock, you must tender all of the shares of Preferred Stock of each series that you own to participate in the Exchange Offer and Consent Solicitation. See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."

         How do I tender my shares of Preferred Stock?

        If you hold physical share certificates and are the record owner of your shares, you must deliver the certificates representing your shares of Preferred Stock, together with completed letters of transmittal and consent and any other documents required by the letters of transmittal and consent, to American Stock Transfer and Trust Company, the Exchange Agent for the Exchange Offer and Consent Solicitation, no later than the time the Exchange Offer and Consent Solicitation expires. If your shares of Preferred Stock are held in street name (i.e., through a broker, dealer or other nominee), the shares of Preferred Stock can be tendered by your nominee through DTC upon your request. In order to tender shares validly in the Exchange Offer and Consent Solicitation, you must consent to the Proposed Amendments by executing letters of transmittal and consent or, if your shares of Preferred Stock are held in street name, request that your broker or nominee do so on your behalf.

        If you wish to tender your shares of Preferred Stock but share certificates are not immediately available, time will not permit shares or other required documentation to reach the Exchange Agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under "The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting—Guaranteed Delivery Procedures." You must, in all cases, obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of your shares in this manner. Once DTC has closed, participants in DTC whose name appears on a DTC security position listing as the owner of shares of Preferred Stock will still be able to tender shares by delivering a notice of guaranteed delivery to the Exchange Agent via facsimile. If you hold Preferred Stock through a broker, dealer or other nominee, that institution must submit any notice of guaranteed delivery on your behalf.

        See "The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting."

         If I recently purchased shares of Preferred Stock, can I still tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation?

        Yes. If you have recently purchased shares of Preferred Stock, you may tender those shares in the Exchange Offer and Consent Solicitation. In order to tender such shares of Preferred Stock, you must make sure that your transaction settles prior to the expiration date or with sufficient time for you to tender your shares in compliance with the guaranteed delivery procedures. See "The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting—Guaranteed Delivery Procedures" for more information on guaranteed delivery.

         Will the Common Stock to be issued in the Exchange Offer and Consent Solicitation be freely tradable?

        The issuance of Common Stock upon exchange of the Preferred Stock is exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Since all outstanding shares of Preferred Stock were registered under the Securities Act, we expect that all of our Common Stock issued in the Exchange Offer and Consent Solicitation to persons non-affiliated with us will be freely tradable under U.S. securities laws by such non-affiliates. You are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act. For further information, see the section of this Offering Circular titled "Certain Securities Laws Considerations." In addition, the Common Stock is subject to certain restrictions on ownership and transfer, as described under the caption "Description of Capital Stock—Restrictions on Ownership and Transfer." Our Common Stock is quoted on the over-the-counter pink sheets under the symbol "IMPH."

         What is the Consent Solicitation?

        We are soliciting consents from holders of the Preferred Stock to amend the Charter to modify the terms of the Preferred Stock as described in this Offering Circular. Each share of Preferred Stock (equal to each $25.00 of liquidation preference) will be entitled to one vote on the Consent Solicitation.

        In order to complete the exchange of the Preferred Stock in the Exchange Offer and Consent Solicitation, we must receive the requisite approvals of the Proposed Amendments from the holders of the Preferred Stock.

         Do I have to deliver my consent in the Consent Solicitation in order to tender my shares of Preferred Stock validly in the Exchange Offer and Consent Solicitation?

        Yes. You must consent to the Proposed Amendments in order to tender your shares of Preferred Stock in the Exchange Offer and Consent Solicitation. Your participation in the Exchange Offer and Consent Solicitation is conditioned on your execution of a written consent approving the Proposed Amendments, and our completion of the Exchange Offer and Consent Solicitation is conditioned on obtaining consents from the requisite number of holders of each series of Preferred Stock to the Proposed Amendments.

        There is no record date for the Exchange Offer and Consent Solicitation, and the holders of 66 2/3% of the outstanding shares of Preferred Stock as of the expiration date will be required to consent to the Proposed Amendments pursuant to the terms set forth herein.

        See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."

         What vote is required to approve the Proposed Amendments?

        Concurrently with the Exchange Offer and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter modifying the terms of each series of Preferred Stock. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Exchange Offer and Consent Solicitation will automatically terminate. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Exchange Offer and Consent Solicitation will automatically terminate.

        See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."

         May I deliver a consent to only some of the Proposed Amendments?

        No. You must consent to all of the Proposed Amendments affecting the Preferred Stock you hold if you wish to validly tender any of your shares of Preferred Stock.

        See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."

         How do I deliver my consent to the Proposed Amendments?

        If you are a record holder of shares of Preferred Stock, by submitting executed letters of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock, you will be consenting to all of the Proposed Amendments to the terms of the Preferred Stock. If you hold your shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee), you should instruct your broker, dealer or other nominee to tender your shares of Preferred Stock and consent to the Proposed Amendments on your behalf.

        See "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents."

         When will the Proposed Amendments become effective?

        If we receive the requisite consents of holders of the Preferred Stock and all the conditions are met, the Proposed Amendments will become effective upon the filing by the Company of Articles of Amendment with the State Department of Assessments and Taxation of Maryland (the "SDAT") or at a later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for recording of the Articles of Amendment by the SDAT. The Company intends to file the Articles of Amendment promptly after the expiration of the Exchange Offer and Consent Solicitation, if at least 66 2/3% of the outstanding shares of the Preferred Stock have been tendered in the Exchange Offer and Consent Solicitation and all other conditions are waived or satisfied. The Board reserves the right not to make one or more of the Proposed Amendments, even if all Proposed Amendments are approved by our stockholders.

        See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."

         When will I receive the Common Stock in the Exchange Offer and Consent Solicitation?

        Promptly following our acceptance of shares of Preferred Stock tendered in the Exchange Offer and Consent Solicitation and satisfaction of the conditions to the completion of the Exchange Offer, you will receive the shares of Common Stock.

         What must I do if I want to withdraw my shares of Preferred Stock from the Exchange Offer and Consent Solicitation and revoke the related consent?

        You may properly withdraw any shares of Preferred Stock that you validly tender at any time prior to the expiration of the Exchange Offer and Consent Solicitation, which is 5:00 p.m., Eastern Standard Time, on                        , 2009, unless we extend it, by following the procedures described in this Offering Circular. A withdrawal of tendered shares of Preferred Stock must be for all shares of Preferred Stock tendered by a holder. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. See "The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."

        A proper withdrawal of tendered shares of Preferred Stock prior to the expiration of the Exchange Offer and Consent Solicitation will be a valid revocation of the related consent. You may not validly revoke your consent unless you validly withdraw previously tendered shares.

        If you have share certificates for your shares of Preferred Stock which are registered in your name, in order to withdraw your shares of Preferred Stock from the Exchange Offer and Consent Solicitation and revoke your related consent, you must deliver a written notice of withdrawal to the Exchange Agent at the appropriate address specified on the back cover of this Offering Circular prior to the expiration of the Exchange Offer and Consent Solicitation or, if your shares of Preferred Stock have not been previously accepted for exchange by us, after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. Your notice of withdrawal must comply with the requirements set forth in this Offering Circular.

        If you hold your shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee) and you tendered your shares through DTC, a withdrawal of your shares of Preferred Stock and revocation of the related consent will be effective if you and your nominee comply with the appropriate procedures of DTC's automated tender offer program system prior to the expiration of the Exchange Offer and Consent Solicitation or after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. Any notice of withdrawal must identify the shares of Preferred Stock to be withdrawn, including, if held through DTC, the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC.

        See "The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."

         Are you making a recommendation regarding whether I should tender in the Exchange Offer and Consent Solicitation?

        No. None of our officers, employees, the Board, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether the holder should tender shares in the Exchange Offer and Consent Solicitation. You must make your own investment decision regarding the Exchange Offer and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock if the Proposed Amendments are approved, the likely value of the securities you may receive in the Exchange Offer and Consent Solicitation, your liquidity needs, your investment objectives and any other factors you deem relevant.

        See "Background Information."

         Does IMH intend to remain a public company following the completion of the Exchange Offer and Consent Solicitation?

        Yes. We intend to remain a public company.

         Whom do I call if I have any questions on how to tender my shares of Preferred Stock or consent to the Proposed Amendments, or any other questions relating to the Exchange Offer and Consent Solicitation?

        Questions related to the terms of the Exchange Offer and Consent Solicitation and requests for assistance, as well as for additional copies of this Offering Circular, the letters of transmittal and consent or any other documents, may be directed to the Information Agent using its contact information set forth on the back cover of this Offering Circular or by telephone toll-free at                        .

        Questions relating to the tender of physical share certificates should be directed to the Exchange Agent using its contact information set forth on the back cover of this Offering Circular.

         Where can I find more information about Impac Mortgage Holdings, Inc.?

        For more information, see the Annual Report and the Quarterly Report included with this Offering Circular and "Where You Can Find More Information."

 SUMMARY

        This Offering Circular, the related letters of transmittal and consent and the Annual and Quarterly Report included with this Offering Circular each contain important information that should be read carefully before any decision is made with respect to the Exchange Offer and Consent Solicitation. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and the related letters of transmittal and consent.

Impac Mortgage Holdings, Inc.

        Impac Mortgage Holdings, Inc. is a Maryland corporation incorporated in August 1995 and has the following subsidiaries: IMH Assets Corp. ("IMH Assets"), Impac Warehouse Lending Group, Inc. ("IWLG"), and Impac Funding Corporation ("IFC"), Impac Secured Assets Corp. ("ISAC") and Impac Commercial Capital Corporation ("ICCC").

        During late 2007 and early 2008 the Board elected to discontinue the non-conforming mortgage operations conducted by IFC, commercial operations conducted by ICCC, retail mortgage operations conducted by IFC, and warehouse lending operations conducted by IWLG. The Company currently funds its operations with revenues and cash flows from its residual interests in securitizations and its master servicing portfolio. In the first quarter of 2008, the Company entered into an agreement with a real estate marketing company to generate advisory fees. In November 2008, the Company and the real estate marketing company agreed to terminate the advisory services agreement and, as a result of the termination, the Company received a payment of approximately $37 million, inclusive of the $7.4 million receivable included in other assets in the consolidated balance sheet at September 30, 2008.

        In 2007 and 2008, management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; decline in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, we discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities.

        One of our goals has been to align the costs of our operations to the cash flows from our long-term mortgage portfolio (residual interests in securitizations) and master servicing portfolio. However, we have intentionally maintained certain personnel to allow us to explore future business opportunities should we be able to raise capital. In order to reduce our payment obligations, we are seeking to eliminate dividend payments on our Preferred Stock and modify or eliminate our trust preferred securities. In July 2008, our stockholders approved the potential issuance of common shares in excess of 20% of our existing common shares in connection with a potential exchange offer for our Preferred Stock. However, the Company can not make any assurances that it will receive the requisite consents of holders of both the Common Stock and Preferred Stock and that all the conditions will be met to complete the Exchange Offer and Consent Solicitation. If we do not successfully complete the Exchange Offer and Consent Solicitation, we will not be able to continue making dividend payments on our Preferred Stock, which could adversely affect our business. On December 10, 2008, we announced that the Board approved the deferral of payments on the trust preferred securities due in December 2008 and January 2009 and will not declare, and the Company will not pay, a fourth quarter 2008 dividend on the Preferred Stock.

        In September 2008, we entered into an agreement to restructure our remaining reverse repurchase line. The balance of this line was $194.3 million at September 30, 2008. The agreement removes all technical defaults from financial covenant noncompliance and any associated margin calls for the term of the agreement. The agreement calls for certain targets including a reduction the borrowings balance to $100 million in 18 months with an advance rate of no more than 65% of the outstanding principal balance and $50 million in 24 months with an advance rate of no more than 55% of the outstanding principal balance. By meeting these targets, the agreement term can extend to 30 months. The agreement also calls for monthly principal paydowns of $1.5 million until the earlier of the Company raising capital or the end of the agreement term. If the Company is successful in raising capital, approximately 10% of the gross proceeds will be required to be paid as an additional principal paydown and the monthly principal paydown would then be reduced to $750,000. The interest rate is LIBOR plus 325 basis points, and all cash collected from the securing mortgage loans is required to be paid to the lender. To the extent the cash collected from the collateral is not adequate to pay the interest expense due on the borrowings, interest expense would be paid to the lender from the margin cash account or the Company's cash balances. Accomplishing the restructuring of this reverse repurchase line allows the Company to manage the remaining loans on the line for the eventual collection, refinance, sale or securitization without the risk of receiving margin calls.

        In July 2008, the Company executed a letter of intent, subject to execution of definitive agreements, to acquire a special servicing platform, whereby the seller will contribute specified balances of loans (mostly distressed) to the platform in order to provide sufficient cash flows to maintain the business during its initial operations. We believe this special servicing platform, combined with our current and anticipated businesses, will create a fully integrated platform that would be utilized to take advantage of opportunities within the distressed mortgage investment market.

Summary Description of the Exchange Offer and Consent Solicitation

The Company	Impac Mortgage Holdings, Inc.
The Preferred Stock Subject to the Exchange Offer and Consent Solicitation	All outstanding shares of our Series B Preferred Stock and Series C Preferred Stock.
The Exchange Offer
We are offering to issue shares of our Common Stock upon the terms and subject to the conditions set forth in this Offering Circular and the related letters of transmittal and consent, in exchange for any and all of our shares of Preferred Stock validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer and Consent Solicitation. See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation."
Exchange Consideration	In the Exchange Offer and Consent Solicitation:
• for each tendered share of Series B Preferred Stock accepted for exchange by us, the holder will receive shares of Common Stock; and
• for each tendered share of Series C Preferred Stock accepted for exchange by us, the holder will receive shares of Common Stock.

The shares of Common Stock offered to the holders of Preferred Stock will constitute approximately % of our outstanding Common Stock, assuming 100% participation in the Exchange Offer and Consent Solicitation. To the extent that, upon the issuance of the shares of Common Stock in connection with the Exchange Offer, a stockholder may own more than 9.5% of our

Common Stock, our Board may, in its sole discretion, waive the ownership restrictions, as provided in our Charter, with respect to the ownership of Common Stock. If more than 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals, the Company may no longer qualify as a REIT. See "Material United States Federal Income Tax Considerations—Requirements for Qualification," "—Failure to Qualify" and "Risk Factors—If we fail to maintain our REIT status, we may be subject to taxation as a regular corporation."

Because the number of shares of Common Stock to be exchanged for shares of the Preferred Stock accepted for exchange by us is fixed, the value of the consideration that you receive upon consummation of the Exchange Offer and Consent Solicitation could be less than at the time you tender your shares of Preferred Stock. See "Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation." For a summary of the material differences between each series of Preferred Stock and the Common Stock, see "Comparison of Rights Between the Preferred Stock and the Common Stock."
The Consent Solicitation
In order to tender shares in the Exchange Offer and Consent Solicitation, holders of our Preferred Stock are required to consent (by executing the letters of transmittal and consent or requesting that their broker or nominee consent on their behalf) to amend the Charter to modify the terms of the Preferred Stock held by such holder as set forth in Annex A and Annex B. The following is a summary of the Proposed Amendments and is qualified in its entirety by reference to the Charter and the amended text of the affected provisions of our Charter reflecting the Proposed Amendments, set forth in Annex A and Annex B. The Proposed Amendments, if approved by our stockholders, would amend the Preferred Stock as follows:
	1.	make dividends non-cumulative and eliminate any accrued but unpaid dividends for all dividend periods ended before the effective date of the amendment;
2.
eliminate the provisions prohibiting the payment of dividends on junior stock and prohibiting the purchase or redemption of junior or parity stock if full cumulative dividends for all past dividend periods are not paid or declared and set apart for payment;
	3.	eliminate any premiums payable upon the liquidation, dissolution or winding up of the Company;
	4.	eliminate the provision prohibiting the Company from electing to redeem Preferred Stock prior to the fifth year anniversary of the issuance of such Preferred Stock;

	5.	eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Preferred Stock if full cumulative dividends for all past dividend periods have not been paid or declared and set apart for payment;
	6.	eliminate the right of holders of Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods; and
	7.	eliminate the right of holders of Preferred Stock to consent to or approve the authorization or issuance of preferred stock senior to the Preferred Stock.

The elimination of the restrictions described above would allow us to declare and pay dividends on shares of Common Stock or shares of any other class or series of capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on shares of any series of preferred stock.

If we receive sufficient consents from the holders of the Preferred Stock, voting as a single class separate from the holders of the Common Stock, to approve the Proposed Amendments, we will file Articles of Amendment with the SDAT to effect the Proposed Amendments promptly after the expiration of the Exchange Offer and Consent Solicitation if 66 2/3% of the outstanding shares of the Preferred Stock have been tendered in the Exchange Offer and Consent Solicitation and all other conditions are waived or satisfied.

For additional information regarding the Consent Solicitation, see "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents." We urge you to review the terms of the Charter, including the articles supplementary, which are filed as exhibits to our Form 8-A/A filed on June 30, 2004 and Form 8-A filed on November 19, 2004, and the amended text of the affected provisions of our Charter, which are attached to this Offering Circular as Annex A and Annex B.
Expiration of the Exchange Offer and Consent Solicitation	The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., Eastern Standard Time, on , 2009, unless extended or earlier terminated by us.
Conditions to completion of the Exchange Offer and Consent Solicitation
The completion of the Exchange Offer and Consent Solicitation is subject to the closing conditions described in "The Exchange Offer Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation."

Withdrawal of Tenders and Revocation of Consents	You may withdraw previously tendered shares of Preferred Stock at any time before the expiration of the Exchange Offer and Consent Solicitation. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. Withdrawal of your tender before the expiration of the Exchange Offer and Consent Solicitation will also revoke your consent.
See "The Exchange Offer and Consent Solicitation—Withdrawal of Tenders and Revocation of Consents."
Resale of Common Stock Received in the Exchange Offer and Consent Solicitation
The issuance of Common Stock upon exchange of the Preferred Stock is exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act. Since all outstanding shares of Preferred Stock were registered under the Securities Act, we expect that all of our Common Stock issued in the Exchange Offer and Consent Solicitation to persons not affiliated with us will be freely tradable under U.S. securities laws by such persons. You are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act. For further information, see "Certain Securities Laws Considerations." In addition, the Common Stock is subject to certain restrictions on ownership and transfer, as described under the caption "Description of Capital Stock."
Material United States Federal Income Tax Considerations
The exchange of Preferred Stock for Common Stock pursuant to the Exchange Offer and Consent Solicitation will be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, if you tender shares of Preferred Stock in the Exchange Offer and Consent Solicitation you generally will not recognize gain or loss on the exchange.
See "Material United States Federal Income Tax Considerations."
Risk Factors
You should consider carefully all of the information set forth in this Offering Circular and, in particular, you should evaluate the specific factors set forth under "Risk Factors" before deciding whether to participate in the Exchange Offer and Consent Solicitation.
Information Agent	D.F. King & Co., Inc.
Exchange Agent	American Stock Transfer and Trust Company

Additional Documentation; Further Information; Assistance	Any requests for assistance concerning the Exchange Offer and Consent Solicitation and requests for additional copies of this Offering Circular and the letters of transmittal and consent may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offering Circular. Beneficial owners may also contact their broker, dealer or other nominee or our Investor Relations department for assistance concerning the Exchange Offer and Consent Solicitation.

 RISK FACTORS

        You should carefully consider the risks and uncertainties described throughout this Offering Circular and in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q (each of which is included with this Offering Circular), including those described below, before you decide whether to tender your shares of Preferred Stock and execute and deliver your consent to the Proposed Amendments.

Risks Related to the Exchange Offer and Consent Solicitation

         The Proposed Amendments will eliminate certain significant rights of the holders of Preferred Stock.

        If we complete the Exchange Offer and Consent Solicitation and obtain the requisite approvals from holders of our Common Stock and Preferred Stock, and the Proposed Amendments become effective, certain significant rights of holders of Preferred Stock that are currently set forth in the Charter will be eliminated. The rights of holders of any unexchanged shares of Preferred Stock will be materially and adversely affected by the Proposed Amendments. See "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Effects of the Tenders and Consents" for a description of the Proposed Amendments and Annex A and Annex B for the complete text of the Proposed Amendments.

         If we receive the requisite approvals of the Proposed Amendments, dividend payments on the Preferred Stock will become non-cumulative and the dividend stopper provisions will be eliminated.

        The dividends on the Preferred Stock are cumulative, which means that if a dividend is not paid in any quarter it will accrue and become payable in the future, either upon the redemption of such share, or upon the liquidation or dissolution of the Company. If we complete the Exchange Offer and Consent Solicitation and receive the requisite approval from the holders of our Common Stock and the holders of Preferred Stock, and the Proposed Amendments become effective, future dividends on the Preferred Stock will become non-cumulative, which means that if a dividend is not declared for any dividend period, it will not accrue and holders of Preferred Stock will not be entitled to receive that dividend at any time in the future.

        The Proposed Amendments would allow the Company to declare and pay dividends on shares of Common Stock or shares of any other class or series of capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of Preferred Stock, without paying or setting apart for payment any dividends on shares of any series of Preferred Stock. The Proposed Amendments would also allow the Company to repurchase less than all of the shares of any series of Preferred Stock, or redeem or repurchase shares of another series of Preferred Stock, without declaring and paying or setting apart for payment any dividends on the other outstanding shares of Preferred Stock.

         We have not obtained a third-party determination that the Exchange Offer and Consent Solicitation is fair to holders of Preferred Stock.

        We are not making a recommendation as to whether holders of Preferred Stock should exchange their shares in the Exchange Offer and Consent Solicitation. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of Preferred Stock for purposes of negotiating the Exchange Offer and Consent Solicitation or preparing a report concerning the fairness of the Exchange Offer and Consent Solicitation. The value of the Common Stock to be issued in the Exchange Offer and Consent Solicitation may not equal or exceed the value of the Preferred Stock tendered. You must make your own independent decision regarding your participation in the Exchange Offer and Consent Solicitation.

         The value of the securities being offered per share in the Exchange Offer and Consent Solicitation is currently lower than the liquidation preference per share of the Preferred Stock.

        The sum of the value of the shares of Common Stock being offered per share of Preferred Stock in the Exchange Offer and Consent Solicitation may be lower than the liquidation preference per share of the Preferred Stock. The shares of Preferred Stock have a liquidation preference of $25.00 per share plus any accrued and unpaid dividends on such share. The holders of the Series B Preferred Stock are being offered                        shares of Common Stock for each share of Series B Preferred Stock in the Exchange Offer and Consent Solicitation and the holders of the Series C Preferred Stock are being offered            shares of Common Stock for each share of Series C Preferred Stock in the Exchange Offer and Consent Solicitation. The closing price of our Common Stock as quoted on the over-the-counter pink sheets on                        , 2008 was $                        per share. Prior to November 20, 2008, our Common Stock was listed on the New York Stock Exchange ("NYSE"). From                        through                         , the trading price of our Common Stock ranged from a high of $                        per share to a low of $                        per share. The value of the consideration per share in the Exchange Offer and Consent Solicitation is currently lower than the liquidation preference per share of the Preferred Stock. For our historical market prices, see "Market Price of and Dividends on the Preferred Stock and Common Stock."

         If the Exchange Offer and Consent Solicitation is successful, there may no longer be a trading market for any series of Preferred Stock.

        If the Exchange Offer and Consent Solicitation is completed, we do not intend to apply for listing of any series of Preferred Stock on any national securities exchange. We do not believe there will be an active market for the Preferred Stock and that holders of the Preferred Stock following completion of the Exchange Offer and Consent Solicitation will have an illiquid investment indefinitely.

         Shares of Common Stock eligible for future sale may cause the market price of the Common Stock to drop significantly.

        The market price of the Common Stock could decline as a result of sales of a large number of shares of Common Stock in the market after the Exchange Offer and Consent Solicitation or the perception that these sales could occur.

         The exchange ratio is fixed and will not be adjusted. The market price of shares of our Common Stock may fluctuate, and you cannot be sure of the market value of the shares of Common Stock issued in the Exchange Offer and Consent Solicitation.

        The exchange ratio will not be adjusted due to any increases or decreases in the price of Common Stock or Preferred Stock between the date of this Offering Circular and the expiration date on which the shares of your Common Stock are delivered. The value of the Common Stock received in the Exchange Offer and Consent Solicitation will depend upon the market price of a share of our Common Stock on the expiration date on which the shares of your Common Stock are delivered. The trading price of the Common Stock will likely be different on the expiration date than it is today because of ordinary trading fluctuations as well as changes in the business, operations or prospects of the Company, market reactions to the Exchange Offer and Consent Solicitation, general market and economic conditions and other factors, many of which may not be within our control.

        The Exchange Offer and Consent Solicitation may be extended by the Company, during which time the market value of our Common Stock will fluctuate. See "The Exchange Offer and Consent Solicitation—Extension, Termination and Amendment." Promptly following our acceptance of shares of Preferred Stock tendered in the Exchange Offer and Consent Solicitation, we will issue the shares of Common Stock, during which time the market value of our Common Stock will also fluctuate. At the time of the commencement of the Exchange Offer and Consent Solicitation, holders of Preferred Stock will not know the exact market value of our Common Stock that will be issued in connection with the Exchange Offer and Consent Solicitation.

         A limited market for our Common Stock and "Penny Stock" rules may make buying or selling our Common Stock difficult.

        Our Common Stock presently trades on the pink sheets. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our securities. In addition, our Common Stock is subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. The SEC regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, those regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). In addition, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. Moreover, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to transactions prior to sale. Regulations on penny stocks could limit the ability of broker-dealers to sell our Common Stock and thus the ability of purchasers of our Common Stock to sell their shares in the secondary market.

         Our share prices have been, and may continue to be, volatile and the trading of our shares may be limited.

        Historically and recently, the market price of our securities has been volatile and there is currently a limited public market for our Common Stock, which could cause the value of our Common Stock to decline. Our Common Stock was previously listed for trading on the NYSE until November 20, 2008 when we were delisted. Our Common Stock is now quoted on the pink sheets. We cannot guarantee that a consistently active trading market for our stock will continue, especially while we remain on the pink sheets. Other consequences of our quotation on the pink sheets may include a reduction in analyst coverage and the loss of certain state securities law exemptions available to us while our securities were traded on NYSE, which may affect our ability to provide for future issuances of our securities, among other consequences. Holders of our Common Stock may, therefore, have difficulty selling their shares, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares which may be purchased may be sold without incurring a loss. Any such market price of our shares may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the shares in the future. The market price of our securities is likely to continue to be highly volatile and could be significantly affected by factors including:

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  the amount of dividends paid;

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  delinquencies of outstanding mortgages;

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  loan sale pricing;

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  unanticipated fluctuations in our operating results;

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  valuations of securitization related assets;

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  mark to market adjustments related to the fair value of derivatives;

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  cost of funds; and

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  general market and mortgage industry conditions.

Significant price and volume fluctuations in the stock market have also particularly affected the market prices for the securities of mortgage companies such as ours. Furthermore, general conditions in the mortgage industry may adversely affect the market price of our securities. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our securities. If our results of operations fail to meet the expectations of securities analysts or investors in a future quarter, the market price of our securities could also be materially adversely affected and we may experience difficulty in raising capital.

         We may become subject to certain California corporate laws if certain conditions are satisfied.

        Due to our delisting from NYSE, we may become subject to Section 2115 of the California Corporations Code. Section 2115 provides that regardless of a corporation's legal domicile, certain provisions of California corporation law will apply to that corporation if it meets certain requirements related to its property, payroll and sales in California and if more than one-half of its outstanding voting securities are held of record by persons having addresses in California, and such corporation is not listed on certain national securities exchanges or on the NASDAQ National Market. If we become subject to Section 2115, (i) our stockholders will be entitled to cumulative voting, and (ii) we may be subject to more stringent stockholder approval requirements and more stockholder-favorable dissenters' rights in connection with certain strategic transactions. Cumulative voting is a voting scheme which allows minority stockholders a greater opportunity to have board representation by allowing those stockholders to have a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled and to "cumulate" those votes for one or more director nominees. Generally, cumulative voting allows minority stockholders the possibility of board representation on a percentage basis equal to their stock holding, where under straight voting those stockholders may receive less or no board representation. Some of the changes that result from the application of Section 2115 may affect any possible transaction involving a change of control, which could negatively affect your investment.

         Should we decide to relist our Common stock on a stock exchange, the criteria for listing may be difficult for us to achieve.

        The market price of our Common Stock has been lower than the required minimum bid price for listing on a national stock exchange, and the reduced trading volumes that we currently experience may prevent our stock from reaching the required minimum price for listing. Additionally, our current stockholders' deficit and our history of net losses may make it difficult for us to list on an exchange at any point in the near future, if at all. We may be required to restructure our capital structure and issue additional securities in order to list on an exchange. There is no guarantee that we would be able to effect such restructuring under terms as favorable as our current equity and debt, if at all.

         Sales of additional Common Stock or preferred stock may adversely affect its market price.

        To sustain our growth strategy we may seek to raise capital through the sale of equity. We may also issue Common Stock in connection with modifying or eliminating our trust preferred obligations. The issuance or sale or the proposed sale of substantial amounts of our Common Stock or preferred stock in the public market could materially adversely affect the market price of our Common Stock or other outstanding securities. We do not know the actual or perceived effect of these offerings, the timing of these offerings, the potential dilution of the book value or earnings per share of our securities then outstanding and the effect on the market price of our securities then outstanding. We also have shares reserved for future issuance under our 2001 Stock Plan. The sale of a large amount of shares or the perception that such sales may occur, could adversely affect the market price for our Common Stock or other outstanding securities.

         We may not pay dividends on the Common Stock, and you may not receive funds without selling your Common Stock.

        The REIT provisions of the Internal Revenue Code generally require that we annually distribute to our stockholders at least 90% of all of our taxable income, exclusive of the application of any tax loss carry forwards that may be used to offset current period taxable income. These provisions restrict our ability to retain earnings and thereby generate capital from our operating activities. We may decide at a future date to terminate our REIT status, which would cause us to be taxed at corporate levels, and cease paying regular dividends. In addition, for any year that we do not generate taxable income, we are not required to declare and pay dividends to maintain our REIT status. We suffered a net loss of $47.5 million during the nine months ended September 30, 2008 and we may not be able to generate taxable income for the foreseeable future.

        We may not be able to pay dividends in the future. As such, you may have to sell some or all of your Common Stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell the Common Stock and may lose the entire amount of your investment.

Risks Related to Us and Our Business

         If we are unable to generate sufficient liquidity we may be unable to conduct our operations as planned.

        In 2007 and 2008, management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, the Company discontinued certain operations, resolved and terminated all but one of the Company's reverse repurchase lines, which has been restructured, and settled a portion of its outstanding repurchase claims. These conditions have caused a reduction in our cash flows and overall liquidity. One of our goals has been to align the costs of our operations to the cash flows from our long-term mortgage portfolio (residual interests in securitizations) and master servicing portfolio. Our ability to meet our long-term liquidity requirements is subject to several factors, such as decreasing our dividend and trust preferred payment obligations and possibly raising additional capital.

        We cannot assure you that any of these alternatives will be available to us, or if available, that we will be able to negotiate any of them on favorable terms. Our business will be materially affected if we are unable able to generate sufficient liquidity to conduct our operations as planned.

         Deteriorating mortgage market conditions have had and may continue to have a material adverse effect on our earnings and financial condition.

        Beginning in the second quarter of 2007, the mortgage industry and the residential housing market were adversely affected as home prices declined and delinquencies increased, particularly in the sub-prime mortgage industry. The difficulty that arose as a result of this spread across various mortgage sectors, including the market in which we operated. These markets are currently experiencing unprecedented disruptions, which have had, and continue to have, an adverse effect on the Company's earnings and financial condition. For the nine months ended September 30, 2008, the Company had a net loss of $47.5 million.

        The secondary and securitization mortgage markets have significantly reduced their purchasing of loans, making it extremely difficult to sell non-conforming mortgage loans and securities backed by non-conforming mortgage loans to investors, which led to margin calls, reducing the Company's cash position. In addition, because housing prices have declined and lenders tightened underwriting guidelines, making it more difficult to refinance, defaults and credit losses increased, which further exacerbated home price depreciation and credit losses. As a result, non-conforming mortgage loans have not performed up to historical expectations, and the fair value of non-conforming mortgage loans has deteriorated. At September 30, 2008, the Company had real estate owned ("REO") with a net realizable value of $668.2 million and 19.3% of the long-term mortgage portfolio were 60 days or more delinquent, including continuing and discontinued operations. These conditions, which increase the cost and reduce the availability of debt, may continue or worsen in the future.

        As a result of the Company's inability to sell or securitize non-conforming loans, the Company has discontinued substantially all of its mortgage operations, commercial operations, retail operations and all of its warehouse lending operations. As a further result of the deteriorating market conditions, the Company experienced frequent margin calls, and either terminated or allowed facilities to lapse. If overall market conditions continue to deteriorate and result in additional substantial declines in the value of the assets, which we use to collateralize our secured borrowing arrangements, sufficient capital may not be available to support the continued ownership of our investments, requiring certain assets to be sold at a loss. The further deterioration of the mortgage market has had, and may continue to have, a material adverse effect on our earnings and financial condition.

         If we fail to implement our strategic initiatives successfully, our business, financial condition and results of operations could be materially and adversely affected.

        In light of the continuing turmoil in the mortgage market, our ability to continue our operations is dependent upon our ability to implement successfully our strategic initiatives to rebuild our business, which includes acquiring new operations that contribute sufficient additional cash flow to enable us to meet our current and future expenses. Our future financial performance and success are dependent in large part upon our ability to implement our contemplated strategies successfully. We have restructured our existing repurchase line and are seeking to modify or eliminate our trust preferred securities to reduce payment obligations. Our ability to implement any restructuring is dependent upon the agreement of various third parties and security holders. We expect that these efforts and negotiations will be complex, and there can be no assurances that any negotiations or other efforts will be successful. To the extent that they are not, we would be unlikely to be able to continue our operations as planned, thereby requiring us to reduce our operating costs and expenses so that our income and cash flow can cover those costs.

        We are in negotiations to acquire a special servicing platform and may consider additional strategic acquisitions. Our ability to acquire new businesses is significantly constrained by our limited liquidity and our likely inability to obtain debt financing or to issue equity securities as a result of our current financial condition and market conditions, as well as other uncertainties and risks. There can be no assurances that we will be able to acquire new business operations. We may not be able to implement our strategic initiatives successfully or achieve the anticipated benefits of their implementation. If we are unable to do so, we may be unable to satisfy our future operating costs and liabilities, including repayment of the restructured finance facility, payments on the trust preferred securities and payment of Preferred Stock dividends. On December 10, 2008, we announced that the Board approved the deferral of payments on the trust preferred securities due in December 2008 and January 2009 and will not declare, and the Company will not pay, a fourth quarter 2008 dividend on the Preferred Stock. Even if we are able to implement some or all of our strategic initiatives successfully, our operating results may not improve to the extent we anticipate, or at all.

        If the Exchange Offer and Consent Solicitation is not approved, there would be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the cash requirements of our Preferred Stock and obligations pursuant to the terms of our trust preferred securities.

         If we are unable to raise additional capital or generate sufficient liquidity we may be unable to implement our strategic initiatives or conduct our operations.

        We are considering raising capital in order to accomplish some of our strategic initiatives. If we are unable to access any capital on reasonable terms, we will not be able to accomplish our goals. Furthermore, we will then be dependent on our existing revenues from the long-term mortgage and master servicing portfolios. Our ability to conduct our operations will depend on our ability to reduce operating costs effectively to a level that is supportable by our revenues and cash flows. We cannot assure you that any of these alternatives will be available to us, or if available, that we will be able to negotiate favorable terms.

         Acquisitions of other businesses could result in operating difficulties.

        We are in negotiations to acquire a special servicing platform and may consider additional strategic acquisitions as part of our strategic initiatives. If we continue to pursue these and any other business opportunities, the process of negotiating the acquisition and integrating an acquired business may result in operating difficulties and expenditures and may require significant management attention. Moreover, we may never realize the anticipated benefits of any new business or acquisition. We may not have, and may not be able to acquire or retain, personnel with experience in any new business we may establish or acquire. In addition, future acquisitions could result in contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could harm our results of operations, financial condition and business prospects.

         We do not plan to make dividend payments on our Preferred Stock or payments on our trust preferred debt obligations in the foreseeable future.

        We currently have $96.3 million in obligations related to junior subordinated debentures related to the outstanding trust preferred securities. We are required to make quarterly payments on these debt obligations. In order to preserve cash, the Board approved the deferral of payments on the trust preferred securities due in December 2008 and January 2009 and it will not declare, and the Company will not pay, a fourth quarter 2008 dividend on the Preferred Stock. Although the Company may defer quarterly payments on the trust preferred securities for a limited period of time, it may not pay dividends on its capital stock, including the Preferred Stock, during such period. If the Company continues to fail to pay the trust preferred obligations, then it will be in default and the entire amount may be immediately due and payable and it could be in cross-default with other existing finance facilities. All unpaid dividends on the Preferred Stock will accumulate. Until such time as we pay all cumulative dividends on the Preferred Stock, we may not pay dividends on, nor redeem, repurchase or make any distribution on, shares of Common Stock. If we do not pay dividends on the Preferred Stock for six or more quarterly periods (whether or not consecutive), holders of Preferred Stock will be entitled to elect two additional directors to the Board to serve until all dividends are paid.

        The Company is exploring the modification or elimination of its trust preferred obligations in order to decrease its payment obligations in some manner, which may include issuing additional securities in connection with modifying or eliminating the trust preferred obligations, however, we can not assure you that it will be successful in modifying or eliminating these obligations.

         We have restructured our reverse repurchase line which requires monthly payments and other payment obligations.

        Our ability to finance our operations, grow our business and implement our strategic initiatives is dependent upon the availability of credit on commercially acceptable terms. In September 2008, we entered into an agreement to restructure our remaining reverse repurchase line. The agreement removes all technical defaults from financial covenant noncompliance and any associated margin calls for the term of the agreement. The agreement calls for certain targets including a reduction of the borrowings balance to $100 million in 18 months, with an advance rate of no more than 65% of the unpaid principal balance, and $50 million in 24 months, with an advance rate of no more than 55% of the unpaid principal balance. By meeting these targets, the agreement term can extend to 30 months. The agreement also calls for monthly principal paydowns of $1.5 million until the earlier of the Company raising capital or the end of the agreement term. If the Company is successful in raising capital, approximately 10% of the gross proceeds will be required to be paid as an additional principal paydown and the monthly principal paydown is reduced to $750,000. The interest rate is LIBOR plus 325 basis points, and all cash collected from the securing mortgage loans is required to be paid to the lender. We may not have the funds available to make the required paydowns, which could result in default and we may not have adequate assets to use as collateral. In the event we do not have sufficient liquidity to meet the payment requirements, the lender can accelerate our indebtedness, increase interest rates and terminate our ability to borrow additional funds. Such a situation would likely result in a rapid deterioration of our financial condition.

         We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to implement our strategic initiatives and operate our business as planned.

        We have historically been dependent on warehouse lines, repurchase agreements, credit facilities, securitizations and other structured financings. Our ability to use these financing sources depends on various conditions in the markets, which are beyond our control, including lack of liquidity and greater credit spreads. We cannot assure you that these markets will provide an efficient source of long-term financing. Any new financing could subject us to recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution, funds available for operations as well as for future business opportunities. If we are not able to arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any existing facilities, we may not be able to continue to operate our business as planned, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

         Developments in the residential mortgage market have adversely affected, and may continue to adversely affect, our business operations and the market value of our assets.

        The residential mortgage market has encountered difficulties which have adversely affected and may continue to adversely affect the performance or market value of our assets. Delinquencies and losses with respect to residential mortgage loans generally have increased and may continue to increase. A continued decline or a lack of increase in those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, especially with respect to second homes and investor properties, and with respect to any residential mortgage loans where the aggregate loan amounts (including any subordinate loans) are close to or greater than the related property values. Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Any increase in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans. Moreover, with respect to hybrid mortgage loans after their initial fixed rate period, and with respect to mortgage loans with a negative amortization feature which reach their negative amortization cap, borrowers may experience a substantial increase in their monthly payments even without an increase in prevailing market interest rates. Furthermore, in connection with the deterioration in the residential mortgage market, several government agencies have established task forces to review the mortgage lending industry. Any actions by governmental agencies that would limit our current and future operations may have an adverse affect on our ability to operate our business. These general market conditions have continued to affect our business operations and the performance of our mortgage loans.

         Current conditions in the secondary market could materially affect our finances, earnings and our business operations.

        As a result of the unprecedented uncertainty and disruption in the capital markets and secondary mortgage markets we are making changes in our business strategies and operations. The reduced liquidity and investor demand for mortgage loans and mortgage backed securities, and the increased yield requirements for such instruments, may continue or get worse in the future. The current disruption in that market caused by, among other things, an increased default rate on residential mortgage loans, an increase in the number of ratings downgrades with respect to bonds issued in connection with securitization of loans, the lack of liquidity in the bond market and the financial condition of many companies that typically participate in this market have negatively affected our ability to sell our loans on terms and conditions that will be profitable to us or at all.

         Recent increased delinquencies and losses with respect to residential mortgage loans, may cause us to recognize additional losses, which would further adversely affect our operating results, liquidity, financial condition and business prospects.

        The residential mortgage market has continued to encounter difficulties which have adversely affected our performance. During the past year, delinquencies and losses with respect to residential mortgage loans generally increased and may continue to increase. As of September 30, 2008, loans that we own that were 60 or more days delinquent represented of 48.3% of the total mortgage loans. In addition, residential property values in many states declined or remained stable, after extended periods during which those values appreciated. A sustained decline or a lack of increase in those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, especially with respect to any residential mortgage loans where the aggregate loan amounts (including any subordinate loans) are close to or greater than the related property values. Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Any increase in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans. Moreover, with respect to option ARM mortgage loans with a negative amortization feature which reach their negative amortization cap, borrowers may experience a substantial increase in their monthly payment even without an increase in prevailing market interest rates. Compounding this issue, the current lack of appreciation in residential property values, increased interest rates and the adoption of tighter underwriting standards throughout the mortgage loan industry may adversely affect the ability of borrowers to refinance these loans and default, particularly borrowers facing a rest of the monthly payment to a higher amount. To the extent that delinquencies or losses continue to increase for these or other reasons, the value of our mortgage securities, and the remaining mortgage loans held for sale will be further reduced, which will adversely affect our operating results, liquidity, cash flow, financial condition, business prospects and ability to continue as a going concern. Furthermore, changes in market conditions have caused us to re-evaluate our strategy regarding certain assets that have had, and may continue to result in, additional valuation adjustments relating to our loan portfolio and real estate owned.

         Representations and warranties made by us in our loan sales and securitizations may subject us to liability.

        In connection with our loan sales to third parties and our prior securitizations, we transfer mortgages acquired and originated by us to the third parties or into a trust in exchange for cash and, in the case of a securitized mortgage, residual certificates issued by the trust. The trustee, purchaser, bondholder, or other entities involved in the issuance of the securities (which may include bond insurers) may have recourse to us with respect to the breach of the representations, and warranties made by us at the time such mortgages are transferred or when the securities are sold. While we may have recourse to our customers for any such breaches, there can be no assurance of our customers' abilities to honor their respective obligations. Also, we previously engaged in bulk whole loan sales pursuant to agreements that generally provide for recourse by the purchaser against us in the event of a breach of one of our representations or warranties, any fraud or misrepresentation during the mortgage origination process, or upon early default on such mortgage. We attempt to limit the potential remedies of such purchasers to the potential remedies we receive from the customers from whom we acquired or originated the mortgages. However, in some cases, the remedies available to a purchaser of mortgages from us may be broader or extend longer than those available to us against the sellers of the mortgages and should a purchaser enforce its remedies against us, we are not always able to enforce whatever remedies we have against our customers. Furthermore, if we discover, prior to the sale or transfer of a loan, that there is any fraud or misrepresentation with respect to the mortgage and the originator fails to repurchase the mortgage, then we may not be able to sell the mortgage or we may have to sell the mortgage at a discount.

        In the ordinary course of our business, we may be subject to claims made against us by borrowers, purchasers of our loans, or bondholders, insurers, trustees or other entities involved in the issuance of the securities in our securitizations arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including appraisers), incomplete documentation and our failure to comply with various laws and regulations applicable to our business. Any claims asserted against us may result in legal expenses or liabilities that could have a material adverse effect on our results of operations or financial condition.

         If we fail to maintain effective systems of internal control over financial reporting and disclosure controls and procedures, we may not be able to report our financial results accurately or prevent fraud, which could cause current and potential stockholders to lose confidence in our financial reporting, adversely affect the trading price of our securities or harm our operating results.

        Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and operate successfully as a public company. Any failure to develop or maintain effective internal control over financial reporting and disclosure controls and procedures could harm our reputation or operating results, or cause us to fail to meet our reporting obligations. We cannot be certain that our efforts to improve or maintain our internal control over financial reporting and disclosure controls and procedures will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future. Any failure to develop or maintain effective controls or difficulties encountered in their implementation or other effective improvement of our internal control over financial reporting and disclosure controls and procedures could harm our operating results, or cause us to fail to meet our reporting obligations. If we are unable to adequately establish or maintain our internal control over financial reporting, our external auditors will not be able to issue an unqualified opinion on the effectiveness of our internal control over financial reporting. In the past, we have reported, and may discover in the future, material weaknesses in our internal control over financial reporting.

        Due to the reported material weakness in the assessment of our internal control over financial reporting, management concluded that our internal control over financial reporting was not effective as of December 31, 2007 and our auditors issued an adverse opinion on the effectiveness of our internal control over financial reporting. During 2007, as the market for our industry continued to deteriorate we reevaluated the need to maintain an internal control environment consistent with previous periods. This evaluation led to the reduction and/or change in certain controls that are not deemed to be applicable to the current business process and reporting. We are also in the process of reevaluating the need for information technology systems that we have used in the past to conduct business and report results. Even with the reduced number of internal controls we have experienced some deficiencies in our internal controls environment. In addition, with less staff to maintain the information technology systems our risks with maintaining an adequate control environment has increased. As of December 31, 2007, the Company's management identified a material weakness in the effectiveness of internal control over financial reporting related to a shortage of resources in the accounting department required to close its books and records effectively at each reporting date, obtain the necessary information from operational departments to complete the work necessary to file its financial reports timely and failure to timely identify and remediate accounting errors.

        Ineffective internal control over financial reporting and disclosure controls and procedures could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities or affect our ability to access the capital markets and could result in regulatory proceedings against us by, among others, the SEC. In addition, a material weakness in internal control over financial reporting, which may lead to deficiencies in the preparation of financial statements, could lead to litigation claims against us. The defense of any such claims may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation, even if resolved in our favor, could cause us to incur significant legal and other expenses or cause delays in our public reporting. Such events could harm our business, affect our ability to raise capital and adversely affect the trading price of our securities.

         Our use of second mortgages exposes us to greater credit risks.

        Our security interest in the property securing second mortgages is subordinated to the interest of the first mortgage holder and typically the second mortgages have a higher combined loan to value ("LTV") ratio than do our first mortgages. If the borrower experiences difficulties in making senior lien payments or if the value of the property is equal to or less than the amount needed to repay the borrower's obligation to the first mortgage holder upon foreclosure, our second mortgage loan may not be repaid. Also, our senior security interests may be affected if there are junior liens resulting in higher combined loan to value ("CLTV") loans which borrowers have no perceived equity and could result in our senior liens defaulting.

         Increased levels of early prepayments of mortgages may accelerate our amortization expenses and decrease our net interest income and cash flows.

        Mortgage prepayments generally increase on our adjustable rate mortgages ("ARMs") when fixed mortgage interest rates fall below the then-current interest rates on outstanding ARMs or fully indexed ARMs. Prepayments on mortgages are also affected by the terms and credit grades of the mortgages, their interest rate reset date, conditions in the financial markets, housing appreciation and general economic conditions. If we acquire mortgages at a premium and they are subsequently prepaid, we must expense the unamortized premium at the time of the prepayment. We could possibly lose the opportunity to earn interest at a higher rate over the expected life of the mortgage. Also, if prepayments on mortgages increase when interest rates are declining, our net interest income may decrease. If prepayment rates differ from our projections, we may experience a change in net earnings due to a change in the ratio of derivatives to the related mortgages. This may result in a reduction of cash flows from our mortgage loans net of financing costs as we have a higher percentage of derivative costs related to these mortgages than originally projected.

        We generally acquired mortgages on a servicing released basis, meaning we acquired both the mortgages and the rights to service them. This strategy required us to pay a higher purchase price or premium for the mortgages. If the mortgages that we acquired at a premium prepay faster than originally projected GAAP requires us to write down the remaining capitalized premium amounts at a faster speed than was originally projected, which would decrease our current net interest income.

         Recent decreases to interest rates could reduce our future cash flows.

        As a result of the recent cuts to the federal funds rate by the federal reserve, the rate charged by other lenders on mortgages could decrease, causing higher quality borrowers' to refinance, leaving the Company with a higher percentage of delinquent borrowers, and reduced cash flows from the mortgage portfolio.

         We may experience reduced net earnings or losses if our liabilities re-price at different rates than our assets.

        Our principal source of revenue is net interest income or net interest spread from our long-term mortgage portfolio, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our interest bearing liabilities. The rates we pay on our borrowings are independent of the rates we earn on our assets and may be subject to more frequent periodic rate adjustments. Therefore, we could experience a decrease in net earnings or a loss because the interest rates on our borrowings could increase faster than the interest rates on our assets, if the increased borrowing costs are not offset by reduced cash payments on derivatives recorded in other non-interest income. If our net interest spread becomes negative, we will be paying more interest on our borrowings than we will be earning on our assets and we will be exposed to a risk of loss.

        The rates paid on our borrowings and the rates received on our assets may be based upon different indices. Our long-term mortgage portfolio includes mortgages that are one-, three- and six-month LIBOR and one-year LIBOR hybrid ARMs. These are mortgages with fixed interest rates for an initial period of time, after which they begin bearing interest based upon short-term interest rate indices and adjust periodically. We generally funded mortgages with adjustable interest rate borrowings having interest rates that are indexed to short-term interest rates, typically one-month LIBOR, and adjust periodically at various intervals. To the extent that there is an increase in the interest rate index used to determine our adjustable interest rate borrowings and it increases faster than the indices used to determine the rates on our assets (i.e., the increase is not offset by a corresponding increase in the rates at which interest accrues on our assets) or is not offset by various cash payments on interest rate derivatives that we have in place at any given time, our net earnings will decrease or we will have net losses. Additionally, the Company has commenced a policy to modify loans either reducing the interest rates, waiving accrued and unpaid interest or deferring accrued interest to help minimize delinquencies and maximize recoveries on loans. Although we believe in the long run this is beneficial to the Company, the modification of loans to defer the re-pricing will cause the Company to experience a reduction in expected cash flows.

        ARMs typically have interest rate caps, which limit interest rates charged to the borrower during any given period. Our borrowings are not subject to similar restrictions. As a result, in a period of rapidly increasing interest rates, the interest rates we pay on our borrowings could increase without limitation, while the interest rates we earn on our ARMs would be capped. If this occurs, our net interest spread could be significantly reduced or we could suffer a net interest loss if not offset by a decrease in the cash payments on interest rate derivatives that we have in place at any given time.

         Recent decreases to interest rates could reduce our future cash flows.

        As a result of the recent cuts to the federal funds rate by the federal reserve, the rate charged by other lenders on mortgages could decrease, causing higher quality borrowers' to refinance, leaving the Company with a higher percentage of delinquent borrowers, and reduced cash flows from the mortgage portfolio.

         We may experience reduced net earnings or losses if our liabilities re-price at different rates than our assets.

        Our principal source of revenue is net interest income or net interest spread from our long-term mortgage portfolio, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our interest bearing liabilities. The rates we pay on our borrowings are independent of the rates we earn on our assets and may be subject to more frequent periodic rate adjustments. Therefore, we could experience a decrease in net earnings or a loss because the interest rates on our borrowings could increase faster than the interest rates on our assets, if the increased borrowing costs are not offset by reduced cash payments on derivatives recorded in other non-interest income. If our net interest spread becomes negative, we will be paying more interest on our borrowings than we will be earning on our assets and we will be exposed to a risk of loss.

         To maintain REIT status, we must follow certain rules and meet certain tests. In doing so, our flexibility to manage our operations may be reduced. For instance:

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  because we must distribute the majority of our earnings to stockholders in the form of dividends, we have a limited amount of capital available to internally fund our growth;

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  if we make frequent asset sales to persons deemed customers, we could be viewed as a "dealer," and thus subject to 100% prohibited transaction taxes or other entity level taxes on income from such transactions;

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  compliance with the REIT income and asset rules may limit the type or extent of hedging that we can undertake;

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  our ability to own non-real estate related assets and earn non-real estate related income is limited. Our ability to own equity interests in other entities is limited. If we fail to comply with these limits, we may be forced to liquidate assets on short notice on unfavorable terms to maintain our REIT status;

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  the need to comply with the REIT gross income and asset tests may cause us to acquire assets that are qualifying real estate assets for purposes of the REIT requirements that are not part of our overall business strategy and might not otherwise be the best investment alternative for us;

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  our ability to invest in taxable subsidiaries is limited under the REIT rules. Maintaining compliance with this limit could require us to constrain the growth of our taxable REIT subsidiaries in the future;

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  meeting minimum REIT dividend distribution requirements could reduce our liquidity. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Earning non-cash REIT taxable income could necessitate our selling assets, incurring debt, or raising new equity in order to fund dividend distributions; and

  •
  in order to avoid the 100% prohibited transactions tax, which are transactions that are sales or other dispositions of property, other than foreclosure property, but including any mortgage loans, held in inventory primarily for sale to customers in the ordinary course of business, we may choose not to engage in certain sales of loans other than through a taxable REIT subsidiary, and may limit the structures we utilize for our securitization transaction even though such sales or structures might otherwise be beneficial for us. In addition, this prohibition may limit our ability to restructure our investment portfolio of mortgage-related assets from time to time even if we believe that it would be in our best interest to do so.

         We may be subject to losses on mortgages for which we did not obtain credit enhancements.

        We did not obtain credit enhancements such as mortgage pool or special hazard insurance for all of our mortgages and investments. Generally, we required mortgage insurance on any first mortgage with an LTV ratio greater than 80%. During the time we hold mortgages for investment, we are subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance. If a borrower defaults on a mortgage that we hold, we bear the risk of loss of principal to the extent there is any deficiency between the value of the related mortgaged property and the amount owing on the mortgage loan and any insurance proceeds available to us through the mortgage insurer. In addition, since defaulted mortgages, which under our financing arrangements are mortgages that are generally 60 to 90 days delinquent in payments, may be considered ineligible collateral under our borrowing arrangements, we could bear the risk of being required to own these mortgages without the use of borrowed funds until they are ultimately liquidated or possibly sold at a loss.

         Our mortgage loans expose us to greater credit risks and defaults.

        We were an acquirer and originator of Alt-A mortgages and commercial loans. These are mortgages that generally may not qualify for purchase by government-sponsored agencies such as Fannie Mae and Freddie Mac. Our operations may be negatively affected due to our investments in these mortgages. Credit risks associated with these mortgages may be greater than those associated with conforming mortgages. Lower levels of liquidity may cause us to hold loans or other mortgage-related assets supported by these loans that we otherwise would not hold. By doing this, we assume the potential risk of increased delinquency rates and/or credit losses as well as interest rate risk. Additionally, the combination of different underwriting criteria and higher rates of interest leads to greater risk, including higher prepayment rates and higher delinquency rates and /or credit losses. We also have loans that are interest only and option-ARM loans that allow a borrower to pay only the stated interest or less than the stated interest, respectively, attributable to their loan for a set period of time. If there is a decline in real estate values borrowers may default on these types of loans since they have not reduced their principal balances, which, therefore, could exceed the value of their property. In addition, a reduction in property values would also cause an increase in the CLTV or LTV ratio for that loan which could have the effect of reducing the value of the property collateralized by that loan, reducing the borrowers' equity in their homes to a level that would increase the risk of default.

         Our commercial and multifamily mortgages may expose us to increased lending risks.

        Our commercial and multifamily mortgages have higher risks than mortgages secured by single family residential real estate because repayment of the mortgages often depends on the successful operations and the income stream of the borrowers. Furthermore, commercial mortgages typically involve larger mortgage balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgages.

         Loans to non-conforming borrowers may expose us to a higher risk of delinquencies, foreclosures and losses.

        Our market included borrowers who may have been unable to obtain mortgage financing from conventional mortgage sources. Mortgages made to such borrowers generally entail a higher risk of delinquency and higher losses than mortgages made to borrowers who utilize conventional mortgage sources. Delinquency, foreclosures and losses generally increase during economic slowdowns or recessions. The actual risk of delinquencies, foreclosures and losses on mortgages made to our borrowers are higher under current economic conditions than those in the past.

         Our use of securitized mortgages may expose our operations to credit losses.

        Retaining mortgages as collateral for securities exposes our operations to greater credit losses than does the use of other securitization techniques that are treated as sales because, as the equity holder in the security, we are allocated losses from the liquidation of defaulted loans first, prior to any other security holder. Although our liability under a collateralized mortgage obligation is limited to the collateral used to create the collateralized mortgage obligation, we generally are required to make a cash equity investment to fund collateral in excess of the amount of the securities issued in order to obtain the appropriate credit ratings for the securities being sold, and therefore obtain the lowest interest rate available, on the securitized mortgages. If the market continues to deteriorate, we may experience greater credit losses than expected on the pool of loans subject to the securitized mortgage, the value of our equity investment will decrease and we may have to increase the allowance for loan losses on our financial statements.

         If we default under our reverse repurchase line, we may be forced to liquidate collateral at less than favorable prices.

        If we default under our reverse repurchase line, our lender could force us to liquidate the collateral. If the value of the collateral is less than the amount borrowed, we could be required to pay the difference in cash. If we were to declare bankruptcy, our lender may obtain special treatment and would then be allowed to liquidate the collateral without any delay. On the other hand, if our lender declares bankruptcy, we might experience difficulty repurchasing our collateral, or enforcing our claim for damages, and it is possible that our claim could be repudiated and we could be treated as an unsecured creditor. If this occurs, our claims would be subject to significant delay and we may receive substantially less than our actual damages or nothing at all.

         If we are forced to liquidate, we may have few unpledged assets for distribution to unsecured creditors.

        We have pledged a substantial portion of our assets to secure the repayment of securitized mortgage borrowings issued in securitizations and our financing facilities. The cash flows we receive from our investments that have not yet been distributed or used to acquire mortgages or other investments may be the only unpledged assets available to our unsecured creditors if we were liquidated.

         The geographic concentration of our mortgages increases our exposure to risks in those areas.

        We do not set limitations on the percentage of our long-term mortgage portfolio composed of properties located in any one area (whether by state, zip code or other geographic measure). Concentration in any one area increases our exposure to the economic and natural hazard risks associated with that area. A majority of our mortgage acquisitions and originations, long-term mortgage portfolio and finance receivables are secured by properties in California and, to a lesser extent, Florida. California and Florida have experienced, and may experience in the future, an economic downturn in past years and they have also suffered the effects of certain natural hazards. As a result of the economic downturn, real estate values in California and Florida have decreased drastically and may continue to decrease in the future, which could have a material adverse effect on our results of operations.

        Furthermore, if borrowers are not insured for natural disasters, which are typically not covered by standard hazard insurance policies, then they may not be able to repair the property or may stop paying their mortgages if the property is damaged. This would cause increased foreclosures and decrease our ability to recover losses on properties affected by such disasters. This would have a material adverse effect on our results of operations or financial condition.

         We are a defendant in purported class action lawsuits and may not prevail in these matters.

        Class action lawsuits and regulatory actions alleging improper marketing practices, abusive loan terms and fees, disclosure violations, improper yield spread premiums and other matters are risks faced by all mortgage originators, particularly those in the Alt-A and subprime market. We are a defendant in purported class actions pending in different states. Some of the class actions allege generally that the loan originator improperly charged fees in violation of various state lending or consumer protection laws in connection with mortgages that we acquired while others allege that our lending practice was a statutory violation, an unlawful business practice, an unfair business practice or a breach of a contract. Although the suits are not identical, they generally seek unspecified compensatory damages, punitive damages, pre- and post-judgment interest, costs and expenses and rescission of the mortgages, as well as a return of any improperly collected fees. Other purported class actions which have been brought on behalf of persons who acquired Common Stock through the open market or through the Company 401(k) plan, generally allege violations of the federal securities laws due to allegedly false and misleading statements or omissions, related to the Company's financial condition and future prospects. We may incur defense costs and other expenses in connection with the class action lawsuits, and we cannot assure you that the ultimate outcome of these or other actions will not have a material adverse effect on our financial condition or results of operations. In addition to the expense and burden incurred in defending this litigation and any damages that we may suffer, our management's efforts and attention may be diverted from the ordinary business operations in order to address these claims. If the final resolution of this litigation is unfavorable to us, our financial condition, results of operations and cash flows might be materially adversely affected if our existing insurance coverage is unavailable or inadequate to resolve the matters. We believe we have meritorious defenses to the actions and intend to defend against them vigorously; however, an adverse judgment in any of these matters could have a material adverse effect on us.

         Our delinquency ratios and our performance may be adversely affected by the performance of parties who service or sub-service our mortgages.

        We sell or contract with third-parties for the servicing of all mortgages, including those in our securitizations. Our operations are subject to risks associated with inadequate or untimely servicing. Poor performance by a servicer may result in greater than expected delinquencies and losses on our mortgages. A substantial increase in our delinquency or foreclosure rate could adversely affect our ability to access the capital and secondary markets for our financing needs. Also, with respect to mortgages subject to a securitization, greater delinquencies would adversely affect the value of our equity interest, if any, we hold in connection with that securitization.

        In a securitization, relevant agreements permit us to be terminated as servicer or master servicer under specific conditions described in these agreements. If, as a result of a servicer or sub-servicer's failure to perform adequately, we were terminated as master servicer of a securitization, the value of any master servicing rights held by us would be adversely affected.

         We are exposed to environmental liabilities, with respect to properties that we take title to upon foreclosure, that could increase our costs of doing business and harm our results of operations.

        In the course of our activities, we may foreclose and take title to residential properties and become subject to environmental or mold liabilities with respect to those properties. The laws and regulations related to mold or environmental contamination often impose liability without regard to responsibility for the contamination. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with mold or environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. Moreover, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based upon damages and costs resulting from mold or environmental contamination emanating from the property. If we ever become subject to significant mold or environmental liabilities, our business, financial condition, liquidity and results of operations could be significantly harmed.

         We are subject to risks of operational failure that are beyond our control.

        Substantially all of our operations are located in Irvine, California. Our systems and operations are vulnerable to damage and interruption from fire, flood, telecommunications failure, break-ins, earthquake and similar events. Our operations may also be interrupted by power disruptions, including rolling black-outs implemented in California due to power shortages. Furthermore, our security mechanisms may be inadequate to prevent security breaches to our computer systems, including from computer viruses, electronic break-ins and similar disruptions. Such security breaches or operational failures could expose us to liability, impair our operations, result in losses, and harm our reputation.

         A material difference between the assumptions used in the determination of the value of our residual interests and our actual experience would cause us to write down the value of these securities and could harm our financial position.

        Investments in residual interest and subordinated securities are much riskier than investments in senior mortgage-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. The risk associated with holding residual interest and subordinated securities is greater than holding the underlying mortgage loans directly due to the concentration of losses attributed to the subordinated securities. The value of residual interests represents the present value of future cash flows expected to be received by us from the excess cash flows created in the securitization transaction. In general, future cash flows are estimated by taking the coupon rate of the loans underlying the transaction less the interest rate paid to the investors, less contractually specified servicing and trustee fees, and after giving effect to estimated prepayments and credit losses. We estimate future cash flows from these securities and value them utilizing assumptions based in part on projected discount rates, delinquency, mortgage loan prepayment speeds and credit losses. It is extremely difficult to validate the assumptions we use in valuing our residual interests. Even if the general accuracy of the valuation model is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships which drive the results of the model. Such assumptions are complex as we must make judgments about the effect of matters that are inherently uncertain. If our actual experience differs from our assumptions, we could be required to reduce the value of these securities. Furthermore, if our actual experience differs materially from these assumptions, our cash flow, financial condition, results of operations and business prospects may be harmed, including an adverse affect on the amount of dividend payments that are made on and the value of our Common Stock.

         Loss of our current executive officers or other key management could significantly harm our business.

        We depend on the diligence, skill and experience of our senior executives, including our chief executive officer and president. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management. We seek to compensate our executive officers, as well as other employees, through competitive salaries, bonuses and other incentive plans, but there can be no assurance that these programs will allow us to retain key management executives or hire new key employees. The loss of our chief executive officer, president, or other senior executive officers and key management could have a material adverse affect on our operations because other officers may not have the experience and expertise to readily replace these individuals. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Furthermore, in light of our present financial condition, no assurance can be given that we will retain these and other executive officers and key management personnel. To the extent that one or more of our top executives or other key management personnel are no longer employed by us, our operations and business prospects may be adversely affected. The loss of, and changes in, key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

         Our ability to utilize our net operating losses and certain other tax attributes may be limited.

        As of December 31, 2007, we had net operating losses (NOLs) of approximately $159.7 million for federal income tax purposes and approximately $463.9 million for state income tax purposes. Utilization of the NOLs and tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code, and similar state provisions due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and tax credit carryforwards and other deferred tax assets that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing ownership of certain Stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. We believe that the conversion of the Preferred Stock to Common Stock may result in an ownership change as defined under Section 382 of the Internal Revenue Code which is expected to create annual limitations on the Company's ability to utilize NOL and tax credit carryovers. Any limitation on our NOL carryforwards that could be used to offset post-ownership change taxable income would adversely affect our liquidity and cash flow, as and when we become profitable. However, even if no ownership change occurs, we do not expect to generate sufficient taxable income in future periods to be able to realize fully the tax benefits of our NOL carryforwards.

Regulatory Risks

         Violation of various federal, state and local laws may result in losses on our loans.

        To the extent we originate and purchase mortgage loans in the future, applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, and require licensing of the mortgage broker, lender and purchaser. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of our loans. Mortgage loans are also subject to federal laws, including:

  •
  the Federal Truth-in-Lending Act and Regulation Z promulgated there under, which require certain disclosures to the borrowers regarding the terms of the loans;

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  the Equal Credit Opportunity Act and Regulation B promulgated there under, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit;

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  the Fair Housing Act, which prohibits discrimination in housing on the basis of race, color, national origin, religion, sex, familial status, or handicap, in housing-related transactions;

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  the Fair Credit Reporting Act, which regulates the use and reporting of information related to the borrower's credit experience;

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  the Fair and Accurate Credit Transaction Act, which regulates credit reporting and use of credit information in making unsolicited offers of credit;

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  the Gramm-Leach-Bliley Act, which imposes requirements on all lenders with respect to their collection and use of nonpublic financial information and requires them to maintain the security of that information;

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  the Real Estate Settlement Procedures Act, which requires that consumers receive disclosures at various times and outlaws kickbacks that increase the cost of settlement services;

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  the Home Mortgage Disclosure Act, which requires the reporting of public loan data;

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  the Telephone Consumer Protection Act and the Can Spam Act, which regulate commercial solicitations via telephone, fax, and the Internet;

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  the Depository Institutions Deregulation and Monetary Control Act of 1980, which preempts certain state usury laws; and

  •
  the Alternative Mortgage Transaction Parity Act of 1982, which preempts certain state lending laws which regulate alternative mortgage transactions.

        Violations of certain provisions of these federal and state laws may limit our ability to collect all or part of the principal of or interest on the loans and in addition could subject us to damages and could result in the mortgagors rescinding the loans whether held by us or subsequent holders of the loans. In addition, such violations could cause us to be in default under our credit and repurchase lines and could result in the loss of licenses held by us.

        Similarly, it is possible borrowers may assert that the loan forms we used or acquired, including forms for "interest-only" and "option-ARM" loans for which there is little standardization or uniformity, fail to properly describe the transactions they intended, or that our forms failed to comply with applicable consumer protection statutes or other federal and state laws. This could result in liability for violations of certain provisions of federal and state consumer protection laws and our inability to sell the loans and our obligation to repurchase the loans or indemnify the purchasers.

         New regulatory laws affecting the mortgage industry may affect our ability to re enter the mortgage markets.

        The regulatory environments in which we previously operated, and continue to operate on a limited basis, have an effect on the activities in which we may engage. Changes to the laws, regulations or regulatory policies can affect whether and to what extent we may be able to reenter the mortgage markets and whether it can be done profitably. Some states and local governments and the Federal Government have enacted, or may enact laws, or regulations that restrict or prohibit some provisions in mortgages or some loan programs that we have previously participated in. As such we cannot be sure that in the future we will be able to engage in lending or mortgage activities that were similar to those we engaged or participated in the past and we might be at a competitive disadvantage which would affect our operations.

         We may be subject to fines or other penalties based upon the conduct of our independent brokers or correspondents.

        The mortgage brokers and correspondents from which we obtained mortgages have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders or an acquirer of the loan responsible for the legal violations of mortgage bankers and brokers, increasingly federal and state agencies have sought to impose such liability. Previously, for example, the United States Federal Trade Commission, or "FTC," entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the "agent" of the lender; the FTC imposed a fine on the lender in part because, as "principal," the lender was legally responsible for the mortgage broker's unfair and deceptive acts and practices. The United States Justice Department, various state attorney generals, and other state officials have sought to hold subprime mortgage lenders responsible for the pricing practices of their mortgage bankers and brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage banker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the prior conduct of our independent mortgage bankers, brokers or correspondents.

         Our operations may be adversely affected if we are subject to the Investment Company Act.

        We intend to conduct our business at all times so as not to become regulated as an investment company under the Investment Company Act. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

        In order to qualify for this exemption we must maintain at least 55% of our assets directly in mortgages, qualifying pass-through certificates and certain other qualifying interests in real estate. Our ownership of certain mortgage assets may be limited by the provisions of the Investment Company Act, should we ever be subject to the Act. If the SEC adopts a contrary interpretation with respect to these securities or otherwise believes we do not satisfy the above exception, we could be required to restructure our activities or sell certain of our assets. To insure that we continue to qualify for the exemption we may be required at times to adopt less efficient methods of financing certain of our mortgage assets and we may be precluded from acquiring certain types of higher-yielding mortgage assets. The net effect of these factors will be to lower our net interest income. If we fail to qualify for exemption from registration as an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described. Our business will be materially and adversely affected if we fail to qualify for this exemption.

Risks Related To Our Status as a REIT

         We may not pay dividends to stockholders.

        REIT provisions of the Internal Revenue Code generally require that we annually distribute to our stockholders at least 90% of all of our taxable income, exclusive of the application of any tax loss carry forwards that may be used to offset current period taxable income. These provisions restrict our ability to retain earnings and thereby generate capital from our operating activities. We may decide at a future date to terminate our REIT status, which would cause us to be taxed at the corporate levels and cease paying regular dividends. In addition, for any year that we do not generate taxable income, we are not required to declare and pay dividends to maintain our REIT status. For instance, due to losses incurred in 2000, we did not declare any dividends from November 2000 until September 2001 and we have not declared a Common Stock dividend since March 31, 2007.

        To date, a portion of our taxable income and cash flow has been attributable to our receipt of dividend distributions from the mortgage operations. The mortgage operations are not conducted through a REIT and are not, therefore, subject to the above-described REIT distribution requirements. IFC's board of directors, only comprised of executive officers of the Company, which is not the same as IMH's Board, may decide that the mortgage operations should cease making dividend distributions in the future. The IFC board of directors may be changed at the discretion of the Board of IMH. This would materially reduce the amount of our taxable income and in turn, would reduce the amount we would be required to distribute as dividends.

         We may generate taxable income in excess of cash income, which may reduce our liquidity.

        Our taxable income may substantially exceed our net income as determined based on GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as phantom income. Although some types of phantom income are excluded in determining the 90% distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to any phantom income items if we do not distribute those items on an annual basis. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt or liquidate non-cash assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

         If we fail to maintain our REIT status, we may be subject to taxation as a regular corporation.

        We believe that we have operated and intend to continue to operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT.

        Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational and stockholder ownership requirements on a continuing basis. The shares of Common Stock offered to the holders of Preferred Stock will constitute approximately                        % of our outstanding Common Stock assuming 100% participation in the Exchange Offer and Consent Solicitation. If more than 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals, the Company may no longer qualify as a REIT. See "Material United States Federal Income Tax Considerations—Requirements for Qualification," and "—Failure to Qualify."

        If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also may be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to stockholders would be reduced substantially for each of the years involved. Failure to qualify as a REIT could adversely affect the value of our securities.

         You may be subject to federal income tax if distributions or gains on sales are classified as unrelated business taxable income.

        If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a "pension-held REIT," (3) a tax-exempt stockholder has incurred debt to purchase or hold our Common Stock, or (4) the residual REMIC interests we buy generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in (3), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income under the Internal Revenue Code.

         Classification as a taxable mortgage pool could subject us or certain of our stockholders to increased taxation.

        If we have borrowings with two or more maturities and, (1) those borrowings are secured by mortgages or mortgage-backed securities and, (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our Company were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as "excess inclusion" income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

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  not be allowed to be offset by a stockholder's net operating losses;

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  be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

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  be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

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  be taxable (at the highest corporate tax rate) to us, rather than to our stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

        Based on our analysis and advice of our tax counsel, we believe our existing financing arrangements do not create a taxable mortgage pool.

         We may be subject to possible adverse consequences as a result of limits on ownership of our shares.

        Our Charter limits ownership of our capital stock (both common and preferred stock) by any single stockholder, including a corporation, to 9.5% of our outstanding shares (including in value) unless waived by the Board. By subjecting entities, such as corporations, to the ownership limitation, our Charter is more restrictive than the requirements of the federal tax laws applicable to REITs, and thereby serves the dual purpose of helping us maintain our REIT status and protecting us from an unwanted takeover. Our Board may increase the 9.5% ownership limit. In addition, to the extent consistent with the REIT provisions of the Internal Revenue Code, our Board may, pursuant to our articles of incorporation, waive the 9.5% ownership limit for a stockholder or purchaser of our stock. In order to waive the 9.5% ownership limit our Board must require the stockholder requesting the waiver to provide certain representations to the Company to ensure compliance with the REIT provisions of the Internal Revenue Code. Our Charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning more than 50% (by value) of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

  •
  will consider the transfer to be null and void;

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  will not reflect the transaction on our books;

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  may institute legal action to enjoin the transaction;

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  will not pay dividends or other distributions with respect to those shares;

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  will not recognize any voting rights for those shares;

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  may redeem the shares; and

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  will consider the shares held in trust for the benefit of a charitable beneficiary as designated by us.

        The trustee shall sell the shares held in trust and the owner of the excess shares will be entitled to the lesser of:

  (a)
  the price paid by the owner;

  (b)
  if the owner did not purchase the excess shares, the closing price for the shares on the national securities exchange on which IMH is listed on the day of the event causing the shares to be held in trust; or

  (c)
  the price received by the trustee from the sale of the shares.

        Notwithstanding the above, our Charter contains a provision which provides that nothing in the Charter will preclude the settlement of transactions entered into through the facilities of the NYSE.

         Limitations on acquisition and change in control ownership limit.

        Our Charter and bylaws, and Maryland corporate law contain a number of provisions that could delay, defer, or prevent a transaction or a change of control of us that might involve a premium price for holders of our capital stock or otherwise be in their best interests by increasing the associated costs and timeframe necessary to make an acquisition, making the process for acquiring a sufficient number of shares of our capital stock to effectuate or accomplish such a change of control longer and more costly. In addition, investors may refrain from attempting to cause a change in control because of the difficulty associated with such a venture because of the limitations.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This Offering Circular contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "likely," "should," "could," "anticipate," or similar terms or variations on those terms or the negative of those terms. The forward-looking statements are based on current management expectations. Actual results may differ materially as a result of several factors, including, but not limited to the following: our ability to obtain additional capital on acceptable terms to meet our liquidity needs; our ability to obtain the requisite approval from the holders of our Common Stock and Preferred Stock and complete the Exchange Offer and Consent Solicitation; the ongoing volatility in the mortgage and mortgage-backed securities industry and our ability to successfully manage through the current market environment; management's ability to implement future strategies and initiatives successfully; risks related to the acquisition of a special servicing platform, which will involve or require, among other things, continuing due diligence, which could reveal matters not now known that affect our decision to seek to complete the acquisition on different terms than those announced or at all, obtaining necessary approvals and consents, including regulatory approvals related to servicing, which consents and approvals may be delayed or unobtainable, difficulties and delays in obtaining regulatory approvals for the proposed transaction, potential difficulties in meeting conditions set forth in the definitive purchase agreement, and the parties' timely performance of their respective pre-closing covenants and the satisfaction of other conditions, some of which may be beyond the control of the parties or render the acquisition uneconomical; the ability of our Common Stock to continue trading in an active market; our ability to maintain effective internal control over financial reporting and disclosure controls and procedures; and other general market and economic conditions.

        For a discussion of these and other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the period ended December 31, 2007 (which is included with this Offering Circular), the other reports we file under the Securities and Exchange Act of 1934, and the additional risk factors set forth below in this Offering Circular. This document speaks only as of its date and we do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

 CAPITALIZATION

        The following table shows our capitalization as of September 30, 2008 on a historical basis and on a pro forma basis assuming completion of the Exchange Offer and Consent Solicitation and 100% participation by holders of outstanding shares of Preferred Stock in the Exchange Offer.

        This table should be read in conjunction with, and is qualified in its entirety by reference to, the section captioned "Financial Information" and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the period ended September 30, 2008 included with this Offering Circular.

	As of September 30, 2008
	Historical	Pro Forma
LIABILITIES
Trust preferred securities	35,898		35,898
STOCKHOLDERS' EQUITY
Series-A junior participating preferred stock, $0.01 par value; 2,500,000 shares authorized; none issued and outstanding	—		—
Series-B 9.375% cumulative redeemable preferred stock, $0.01 par value; liquidation value $50,000; 2,000,000 shares authorized, issued and outstanding	20		—
Series-C 9.125% cumulative redeemable preferred stock, $0.01 par value; liquidation value $111,765; 5,500,000 shares authorized; 4,470,600 shares issued and outstanding as of September 30, 2008 and December 31, 2007	45		—
Common stock, $0.01 par value; 200,000,000 shares authorized; 76,100,524 and 76,096,392 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	761
Additional paid-in capital	1,176,068
Accumulated other comprehensive income	—		—
Net accumulated deficit:
Cumulative dividends declared	(815,076)		(815,076)
Retained deficit	(356,308)		(356,308)

Net accumulated deficit	(1,171,384)		(1,171,384)

Total stockholders' equity	5,510

Total liabilities and stockholders' equity	$9,165,416	$

 FINANCIAL INFORMATION

  Historical Financial Information

        We incorporate by reference, and include herewith, the financial statements and notes thereto in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2007 and the information included in Item 1 of our Quarterly Report for the period ended September 30, 2008, each of which is included with this Offering Circular.

  Selected Consolidated Financial Data

        The following (1) selected consolidated statements of operations data for each of the years in the three-year period ended December 31, 2007 and each of the nine months ended September 30, 2008 and 2007; and (2) the consolidated balance sheet data as of the year-end for each of the years in the three-year period ended December 31, 2007 and each of the nine months ended on September 30, 2008 and 2007, were derived from the audited and unaudited consolidated financial statements. Such selected financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements starting on page F-1 and with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and Item 1 "Consolidated Financial Statement" and Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Quarterly Report for the period ended September 30, 2008, each of which is included with this Offering Circular.

 Income Statement
(in thousands, except per share data)

	For the nine months ended September 30,		For the year ended December 31,
	2008	2007	2007	2006	2005
Statement of Operations Data:
Net interest income:
Interest income	$1,077,256	$931,196	$1,224,821	$1,134,002	$1,096,41
Interest expense	1,062,637	903,377	1,179,015	1,196,199	964,427

Net interest income (expense)	14,619	27,819	45,806	(62,197)	131,988
Provision for loan losses	—	979,740	1,390,008	34,600	30,828

Net interest income (expense)after provision for loan losses	14,619	(951,921)	(1,344,202)	(96,797)	101,160
Total non-interest income (expense)	1,715	(134,042)	(269,553)	113,566	188,771
Total non-interest expense	21,395	19,125	25,096	22,318	19,566
Net (loss) earnings from continuing operations	(5,061)	(1,105,088)	(1,638,851)	(5,549)	270,365
Income tax expense (benefit) from continuing operations	13,980	12,012	14,861	(13,597)	806
Net (loss) earnings from continuing operations	(19,041)	(1,117,100)	(1,653,712)	8,048	269,559
(Loss) earnings from discontinued operations, net of tax	(28,481)	(348,350)	(393,378)	(83,321)	699
Net (loss) earnings	$(47,522)	$(1,465,450)	$(2,047,090)	$(75,273)	$270,258

Net (loss) earnings per common share—Basic:
(Loss) earnings from Continuing Operations	$(0.40)	$(14.83)	$(21.93)	$(0.09)	$3.37

(Loss) earnings from Discontinuing Operations	$(0.37)	$(4.58)	$(5.17)	$(1.09)	$0.01

Net (loss) earnings per share	$(0.77)	(19.41)	$(27.10)	$(1.18)	$3.38

Net (loss) earnings per common share—Diluted:
(Loss) earnings from Continuing Operations	$(0.40)	$(14.83)	$(21.93)	$(0.09)	$3.34

(Loss) earnings from Discontinuing Operations	$(0.37)	$(4.58)	$(5.17)	$(1.09)	$0.01

Net (loss) earnings per share	$(0.77)	(19.41)	$(27.10)	$(1.18)	$3.35

Dividends declared per common share	$—	$0.10	$0.35	$0.95	$1.95

 Balance Sheet
(in thousands, except per share data)

	As of September 30,		As of December 31,
	2008	2007	2007	2006	2005
Balance Sheet Data:
Securitized mortgage collateral and loans held-for-investment (1)	$8,264,413	$17,830,812	$16,433,764	$20,860,711	$24,586,530
Assets of discontinued operations	158,468	978,587	353,250	2,086,390	2,486,832
Total assets	9,165,461	19,410,376	17,391,072	23,598,955	27,720,379
Securitized mortgage borrowings	8,787,013	18,712,217	17,780,060	20,527,001	23,990,429
Liabilities of discontinued operations	225,536	1,007,120	405,341	1,774,256	2,276,561
Total liabilities	9,159,951	19,903,691	18,468,800	22,589,425	26,553,432
Total stockholders' equity (deficit)	$5,510	$(493,315)	$(1,077,728)	$1,009,530	$1,166,947

(1)
At September 30, 2008, securitized mortgage collateral is presented at fair value as a result of the adoption of Financial Accounting, Standards Board Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities.

 RATIO OF EARNINGS TO FIXED CHARGES

        The Company's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends were nil for each of the nine months ended September 30, 2008 and 2007 and the years ended December 31, 2007 and 2006 as our earnings where insufficient to cover our fixed charges for those periods. The amount of the deficiency for each period is as follows:

  •
  $33.5 million for the nine months ended September 30, 2008;

  •
  $1.5 billion for the nine months ended September 30, 2007;

  •
  $2.0 billion for the year-ended December 31, 2007; and

  •
  $77.1 million for the year-ended December 31, 2006.

        Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.

 BACKGROUND INFORMATION

        In 2007 and 2008, management has been seriously challenged by the unprecedented turmoil in the mortgage market, including the following: significant increases in delinquencies and foreclosures; significant increases in credit-related losses; declines in originations; tightening of warehouse credit and the virtual elimination of the market for loan securitizations. As a result, the Company discontinued certain operations, resolved and terminated all but one of our reverse repurchase lines, which has recently been restructured, and settled a portion of our outstanding repurchase claims, while also reducing our operating costs and liabilities. One of our goals in this challenging market environment has been to align the costs of our operations to the cash flows from our long-term mortgage portfolio (residual interests in securitizations) and master servicing portfolio.

        The completion of the Exchange Offer and Consent Solicitation will eliminate our obligation to pay accrued and unpaid dividends on the Preferred Stock and will make future dividends non-cumulative. We believe the elimination of the Preferred Stock and the related dividends will give us the enhanced balance sheet flexibility to grow and operate our business. We additionally believe that with an improved capital structure there are multiple business opportunities we can pursue to enhance stockholder value that have not previously been feasible due to our ongoing obligations under our trust preferred securities and our Preferred Stock. We further believe that this exchange could offer the current holders of Preferred Stock greater liquidity as holders of Common Stock and may have the effect of increasing stockholders' equity. By offering to exchange shares of Common Stock for the outstanding shares of Preferred Stock, we are offering holders of our Preferred Stock an interest in the class of our securities that will participate in any future growth of the Company.

        If the Exchange Offer and Consent Solicitation is not approved, there would be a near-term negative effect on our business, results of operations, and financial position, including the potential inability to satisfy our liabilities and the cash requirements of our Preferred Stock and obligations pursuant to the terms of our trust preferred securities. On December 10, 2008, we announced that our Board will not declare, and we will not pay, a fourth quarter 2008 dividend on our Preferred Stock and that our Board approved the deferral of payments on our trust preferred securities due in December 2008 and January 2009. Pursuant to the terms of the trust preferred securities, we are prohibited from paying dividends on our capital stock until such time as the obligations on the trust preferred securities are current.

        We have not undertaken a valuation with respect to the exchange ratios for the exchange offer of the Preferred Stock. Our Board has made no determination that the exchange ratios represent a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Exchange Offer and Consent Solicitation. We cannot assure you that if you tender your Preferred Stock you will receive the same or greater value than if you choose to keep them.

        The Exchange Offer and Consent Solicitation requires valid tenders from at least 66 2/3% of the outstanding shares of Preferred Stock, voting together as a single class. Completion of the Exchange Offer and Consent Solicitation also requires the approval by holders representing a majority of the outstanding shares of Common Stock of the proposal to approve the Proposed Amendments (which we are seeking concurrently with the Exchange Offer and Consent Solicitation). As a result of these conditions for completion of the Exchange Offer and Consent Solicitation, the Exchange Offer and Consent Solicitation cannot be completed unless a substantial majority of the holders of Preferred Stock validly tender their shares.

        None of our officers, employees, the Board, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares in the Exchange Offer and Consent Solicitation. You must make your own investment decision regarding the Exchange Offer and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of the Common Stock you may receive in the Exchange Offer and Consent Solicitation, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

        For a discussion of the risks associated with not tendering in the Exchange Offer and Consent Solicitation and of the risks associated with a continuing investment in the Company, see "Risk Factors."

  Considerations in Determining the Exchange Ratio

        Upon completion of the Exchange Offer and Consent Solicitation, each holder that validly tenders shares of Preferred Stock will receive                         shares of our Common Stock for each tendered share of Series B Preferred Stock and                        shares of our Common Stock for each share of Series C Preferred Stock. The exchange ratio will not be adjusted due to any increases or decreases in the price of Common Stock or Preferred Stock between the date of this Offering Circular and the expiration date on which the shares of your Common Stock are delivered. The value of the Common Stock received in the Exchange Offer and Consent Solicitation will depend upon the market price of a share of our Common Stock on the expiration date on which the shares of your Common Stock are delivered. The trading price of the Common Stock will likely be different on the expiration date than it is today because of ordinary trading fluctuations as well as changes in the business, operations or prospects of the Company, market reactions to the Exchange Offer and Consent Solicitation, general market and economic conditions and other factors, many of which may not be within our control.

        The Board's objective in its analysis was to further the best interests of stockholders and toward that end the Board determined to encourage the fullest participation in the exchange. The Board took into account a number of factors, including but not limited to the following factors, in determining the exchange ratio.

         Trading Levels:    The Board considered the historical and current trading levels of each series of Preferred Stock and the Common Stock. It considered how the trading levels of the securities were affected by, among other things, the release of the Company's quarterly reports and the effect of the various announcements made by the Company. The Board considered the effect of the recent delisting of the Company's Preferred Stock and Common Stock from the NYSE and the effect on the pricing and relative market value of the securities. The Board considered the volatility and limited liquidity of the securities. The Board considered the effect that the different dividend rates on each series of Preferred Stock had on their trading value. The Board also took into account the effect that announcing that the Company might not be paying dividends on the Preferred Stock could have on trading levels and relative values of the securities.

         Recovery Value of the Securities:    The Board considered the effect that a liquidation of the Company and subsequent distribution of the assets, if any, to the three classes of security holders would have on the relative valuation of the securities. The Board considered the positions in liquidation of the reverse repurchase line and the trust preferred securities.

         Precedent Exchanges:    The Board took into account precedent exchanges with the understanding that each transaction has characteristics that are unique and may not apply to the Company. The Board considered the premiums paid in other transactions in determining the number of shares of Common Stock to be exchanges for each series of Preferred Stock.

         Existing Investors:    The Board considered the interests of all holders of stock with the goal of maximizing participation of the Preferred Stock in this Exchange Offer. Our Board has made no determination that the exchange ratios represent a fair valuation of the Preferred Stock. We did not retain any independent representative or consultant to render a fairness opinion or to provide any analysis of fairness in connection with the approval of the Exchange Offer and Consent Solicitation. We cannot assure you that if you tender your shares of Preferred Stock you will receive the same or greater value than if you choose to keep them.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Terms of the Exchange Offer and Consent Solicitation

        In order for shares of Preferred Stock to be tendered validly in the Exchange Offer and Consent Solicitation, each holder of Preferred Stock must tender all, but not less than all, of the Preferred Stock it holds and must consent to all of the Proposed Amendments affecting the Preferred Stock. If a holder holds shares of more than one series of Preferred Stock, the holder must tender all of the shares of each series of Preferred Stock it holds.

        In the Exchange Offer and Consent Solicitation:

  •
  for each tendered share of Series B Preferred Stock accepted for exchange by us, the holder will receive                         shares of Common Stock; and

  •
  for each tendered share of Series C Preferred Stock accepted for exchange by us, the holder will receive                         shares of Common Stock.

        The shares of Common Stock offered to the holders of Preferred Stock will constitute approximately                        % of our outstanding Common Stock, assuming 100% participation in the Exchange Offer and Consent Solicitation. To the extent that, upon the issuance of the shares of Common Stock in connection with the Exchange Offer, a stockholder may own more than 9.5% of our Common Stock, our Board may, in its sole discretion, waive the ownership restrictions, as provided in our Charter, with respect to the ownership of Common Stock. If more than 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals, the Company may no longer qualify as a REIT. See "Material United States Federal Income Tax Considerations—Requirements for Qualification," "—Failure to Qualify" and "Risk Factors—If we fail to maintain our REIT status, we may be subject to taxation as a regular corporation."

        We are making the Exchange Offer and Consent Solicitation only to holders of Preferred Stock in reliance upon the exemptions from the registration requirements of the Securities Act, afforded by Section 3(a)(9) of the Securities Act. We will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Preferred Stock. Our officers, directors and employees may solicit tenders from holders of our Preferred Stock and will answer inquiries concerning the Exchange Offer and Consent Solicitation, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

        D.F. King & Co., Inc. is acting as Information Agent for the Exchange Offer and Consent Solicitation. The Information Agent will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities.

        You should rely only on the information contained in this Offering Circular. We have no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder. None of us, the Exchange Agent or the Information Agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the delivery of this Offering Circular nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or its subsidiaries since the respective dates as of which information is given in this Offering Circular. We are offering to exchange, and are seeking tenders of, the Preferred Stock only in jurisdictions where the offers or tenders are permitted.

        Because the number of shares of Common Stock for tendered shares of each series of Preferred Stock accepted for exchange by us is fixed, the value of the consideration that you receive upon consummation of the Exchange Offer and Consent Solicitation could be less than at the time you tender your shares of Preferred Stock. For a summary of the material differences between each series of Preferred Stock and the Common Stock, see "Comparison of Rights Between the Preferred Stock and the Common Stock."

        The Proposed Amendments, if approved by our stockholders, would amend the Charter as set forth in Annex A and Annex B. For a discussion of the changes to the terms of the Preferred Stock that will come into effect if the Proposed Amendments are adopted, see also "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents." The following discussion of the changes to the Preferred Stock and the discussion contained in "The Exchange Offer and Consent Solicitation," are summaries of the Proposed Amendments and are qualified in there entirety by reference to the amended text of the affected provisions of the Charter reflecting the Proposed Amendments set forth in Annex A and Annex B. The Proposed Amendments would modify the terms of each series of Preferred Stock as follows:

  •
  make dividends non-cumulative and eliminate any accrued but unpaid dividends for all dividend periods ended before the effective date of the amendment;

  •
  eliminate the provisions prohibiting the payment of dividends on junior stock and prohibiting the purchase or redemption of junior or parity stock if full cumulative dividends for all past dividend periods are not paid or declared and set apart for payment;

  •
  eliminate any premiums payable upon the liquidation, dissolution or winding up of the Company;

  •
  eliminate the provision prohibiting the Company from electing to redeem Preferred Stock prior to the fifth year anniversary of the issuance of such Preferred Stock;

  •
  eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Preferred Stock if full cumulative dividends for all past dividend periods have not been paid or declared and set apart for payment;

  •
  eliminate the right of holders of Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods; and

  •
  eliminate the right of holders of Preferred Stock to consent to or approve the authorization or issuance of preferred stock senior to the Preferred Stock.

        The elimination of the restrictions described above would allow us to declare and pay dividends on shares of Common Stock or shares of any other class or series of our capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of preferred stock, without paying or setting apart for payment any dividends on shares of any series of Preferred Stock.

        Concurrently with the Exchange Offer and Consent Solicitation, we are seeking the affirmative vote of a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter. Under Maryland law and the Charter, the affirmative vote of holders of outstanding shares of Common Stock entitled to cast a majority of all the votes entitled to be cast on the proposal is necessary to approve the amendments to the Charter modifying the terms of each series of Preferred Stock. If we are unable to obtain the requisite votes from the holders of our Common Stock, this Exchange Offer and Consent Solicitation will automatically terminate. Furthermore, holders representing 66 2/3% of the outstanding shares of Preferred Stock, voting as a single class separate from the holders of the Common Stock, must also approve the Proposed Amendments in order to effect the Proposed Amendments, which may be accomplished by submitting executed letter(s) of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock. If we do not receive the requisite consent from the holders of the Preferred Stock, even if we have obtained the requisite approval from the holders of Common Stock, then this Exchange Offer and Consent Solicitation will automatically terminate. At any time before or after our stockholders approve the Proposed Amendments, the Board may determine that we will make less than all of the proposed modifications under the Proposed Amendments, change the terms of the Exchange Offer and Consent Solicitation or undertake a combination of the foregoing.

        For more complete information, we urge you to review the terms of the Charter, which is filed as exhibits to our Form 8-A/A filed on June 30, 2004 and Form 8-A field on November 19, 2004, the articles supplementary which are incorporated by reference herein, and the proposed amended text of the affected provisions of our Charter, which is attached to this Offering Circular as Annex A and Annex B.

        Holders of record who submit executed letters of transmittal and consent and validly tender on or prior to the expiration (without later withdrawing) their shares of Preferred Stock will also be consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock tendered. Holders who hold their shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee) should instruct their broker, dealer or other nominee to tender the shares of Preferred Stock and consent to the Proposed Amendments on such holders' behalf. Holders of shares of Preferred Stock may not tender shares in the Exchange Offer and Consent Solicitation without delivering their consent to the Proposed Amendments.

        Owners holding certificated shares of Preferred Stock who tender their shares directly to the Exchange Agent will not have to pay any fees or commissions. Holders who tender their shares of Preferred Stock through a broker, dealer or other nominee may be charged a fee by their broker, dealer or other nominee for doing so. Such holders should consult their broker, dealer or other nominee to determine whether any charges will apply.

        If the Exchange Offer and Consent Solicitation is not earlier extended, amended or terminated and if all conditions to the Exchange Offer and Consent Solicitation have either been satisfied or waived, promptly after the expiration of the Exchange Offer and Consent Solicitation, we will file Articles of Amendment with the SDAT and then accept for exchange all shares validly tendered and not properly withdrawn by notifying DTC and the Exchange Agent of our acceptance. The Proposed Amendments will become effective upon filing with the SDAT or at a later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for recording of the Articles of Amendment by the SDAT. We will then issue a press release announcing that fact, and issue the shares of Common Stock to be issued in the Exchange Offer and Consent Solicitation promptly after the expiration of the Exchange Offer and Consent Solicitation (or, in the case of Preferred Stock tendered pursuant to the guaranteed delivery procedures, promptly after the third NYSE trading day following the expiration date).

        The term "expiration date" means 5:00 p.m., Eastern Standard Time, on                        , 2009, unless we extend the period of time for which the Exchange Offer and Consent Solicitation is open, in which case the term "expiration date" means the latest time and date on which the Exchange Offer and Consent Solicitation, as so extended, expires.

        If the Exchange Offer and Consent Solicitation expires or terminates without any shares of Preferred Stock validly tendered and not validly withdrawn being accepted for exchange by us following the expiration or termination of the Exchange Offer and Consent Solicitation, you will continue to hold your shares of Preferred Stock.

        The Board has authorized and approved the Exchange Offer and Consent Solicitation. None of the Board, our officers and employees, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares. You must make your own investment decision regarding the Exchange Offer and Consent

Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of the Common Stock you may receive in the Exchange Offer and Consent Solicitation, the effect of holding shares of Preferred Stock upon the approval of the Proposed Amendments, your liquidity needs, your investment objectives and any other factors you deem relevant.

Conditions of the Exchange Offer and Consent Solicitation

        We are not obligated to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and Consent Solicitation, if at any time on or after the date of this Offering Circular and prior to the expiration of the Exchange Offer and Consent Solicitation, any of the following conditions shall exist:

  (a)
  there is any litigation regarding the Exchange Offer and Consent Solicitation (i) challenging or seeking to make illegal, materially delay, restrain or prohibit the Exchange Offer and Consent Solicitation or the acceptance for exchange of Preferred Stock; or (ii) which would have a material adverse effect on us;

  (b)
  any governmental authority issues a final and nonappealable order or takes any action permanently restraining, enjoining or prohibiting or materially delaying or preventing the consummation of the Exchange Offer and Consent Solicitation or consummation of the Exchange Offer and Consent Solicitation would violate any law, rule or regulation applicable to us;

  (c)
  any law, rule or regulation or governmental order becomes applicable to us or the transactions contemplated by the Exchange Offer and Consent Solicitation that results, directly or indirectly, in any of the consequences described within paragraph (a) above;

  (d)
  less than 66 2/3% of the outstanding shares of Preferred Stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of the Preferred Stock) are tendered in the Exchange Offer and Consent Solicitation; or

  (e)
  less than a majority of the outstanding shares of Common Stock entitled to be cast on the proposal to approve the Proposed Amendments to our Charter vote in favor of such amendments.

        We will, in our reasonable judgment, determine whether any Exchange Offer and Consent Solicitation conditions exist and whether any such conditions should be waived. If any of the conditions to the Exchange Offer and Consent Solicitation exist on the expiration date and we do not waive such conditions, the Exchange Offer and Consent Solicitation will expire and we will not accept for exchange the shares of Preferred Stock that have been validly tendered.

Extension, Termination and Amendment

        We expressly reserve the right, at any time and from time to time, to extend the period of time during which the Exchange Offer and Consent Solicitation is open up to any date on or prior to                        , 2009, unless extended by us. We will extend the expiration date of the Exchange Offer and Consent Solicitation if required by applicable law or regulation.

        During any such extension, all Preferred Stock previously tendered and not properly withdrawn, and all related consents previously delivered and not properly revoked, will remain subject to the Exchange Offer and Consent Solicitation, respectively, and subject to your right to withdraw your Preferred Stock and revoke the related consents in accordance with the terms of the Exchange Offer and Consent Solicitation.

        Subject to the SEC's applicable rules and regulations, we reserve the right, at any time or from time to time, to:

  •
  amend or make changes to the terms of the Exchange Offer and Consent Solicitation, including the conditions to the Exchange Offer and Consent Solicitation;

  •
  delay our acceptance for exchange or our exchange of any shares of Preferred Stock pursuant to the Exchange Offer and Consent Solicitation, regardless of whether we previously accepted such shares of Preferred Stock for exchange, or to terminate the Exchange Offer and Consent Solicitation and not accept for exchange or exchange any shares of Preferred Stock not previously accepted for exchange or exchanged, upon the determination that any of the conditions of the Exchange Offer and Consent Solicitation have not been satisfied, as determined by us; and

  •
  waive any condition.

        We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Pacific Standard Time, on the next business day after the previously scheduled expiration date. If we amend the Exchange Offer and Consent Solicitation in a manner we determine to constitute a material change, we will promptly disclose the amendment as required by law and, depending on the significance of the amendment and the manner of disclosure to the registered holders, we will extend the Exchange Offer and Consent Solicitation as required by law if the Exchange Offer and Consent Solicitation would otherwise expire during that period.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension termination or amendment of the Exchange Offer and Consent Solicitation, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to an appropriate news agency.

        If we make a material change in the terms of the Exchange Offer and Consent Solicitation or the information concerning the Exchange Offer and Consent Solicitation, or if we waive a material condition of the Exchange Offer and Consent Solicitation, we will extend the Exchange Offer and Consent Solicitation to the extent required under the Exchange Act. If, prior to the expiration date, we increase or decrease the percentage of Preferred Stock being sought or increase or decrease the consideration, or change the type of consideration, offered to holders of Preferred Stock, such modification will be applicable to all holders of the same series of Preferred Stock whose shares of Preferred Stock are accepted for exchange pursuant to the Exchange Offer and Consent Solicitation, and if, at the time notice of any such modification is first published, sent or given to holders of Preferred Stock, the Exchange Offer and Consent Solicitation is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Exchange Offer and Consent Solicitation will be extended until the expiration of such ten business day period. For purposes of the Exchange Offer and Consent Solicitation, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

Exchange of Preferred Stock; Settlement

        Upon the terms and subject to the conditions of the Exchange Offer and Consent Solicitation (including, if the Exchange Offer and Consent Solicitation is extended or amended, the terms and conditions of any such extension or amendment), we will accept for exchange and will exchange, shares of Preferred Stock validly tendered and not properly withdrawn promptly after the expiration date (or, in the case of Preferred Stock tendered pursuant to the guaranteed delivery procedures, promptly after the third NYSE trading day following the expiration date). In addition, subject to the applicable rules of the SEC, we expressly reserve the right to delay acceptance of, or the exchange of, any shares of Preferred Stock in order to comply with any applicable law.

        For purposes of the Exchange Offer and Consent Solicitation, we will be deemed to have accepted for exchange shares of Preferred Stock validly tendered and not properly withdrawn as, if and when we notify DTC and the Exchange Agent of our acceptance of the tenders of shares pursuant to the Exchange Offer and Consent Solicitation. Upon the terms and subject to the conditions of the Exchange Offer and Consent Solicitation, we will deliver the shares of Common Stock in exchange for shares of Preferred Stock to the Exchange Agent who will act as agent for holders tendering shares of Preferred Stock for the purpose of receiving the shares of Common Stock from us (by providing certificated shares of Common Stock with respect to Preferred Stock tendered in certificated form and through a book-entry transfer with respect to Preferred Stock tendered through book-entry transfer).

        In all cases, delivery of the consideration to be issued in the Exchange Offer and Consent Solicitation in exchange for Preferred Stock accepted for exchange pursuant to the Exchange Offer and Consent Solicitation will be made only after timely receipt by the Exchange Agent of (i) the share certificates or confirmation of a book-entry transfer of the Preferred Stock into the Exchange Agent's account at DTC (the book-entry transfer facility) (a "Book-Entry Confirmation") pursuant to the procedures set forth in "The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting"; (ii) the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, with any required signature guarantees or, in the case of tender of shares held by a bank, broker or other nominee, an Agent's Message (as described in "—Procedure for Tendering and Consenting—Book-Entry Transfer") in lieu of the letter(s) of transmittal and consent; and (iii) any other documents required by the applicable letter(s) of transmittal and consent.

        If we do not accept any tendered shares of Preferred Stock for exchange pursuant to the terms and conditions of the Exchange Offer and Consent Solicitation for any reason, we will return certificates for such unexchanged shares of Preferred Stock without expense to the tendering stockholder (or, in the case of shares of Preferred Stock tendered through DTC, pursuant to the procedures set forth below under "The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting," those shares of Preferred Stock will be credited to an account maintained within DTC) as soon as practicable following expiration or termination of the Exchange Offer and Consent Solicitation.

        All shares of Preferred Stock that are validly tendered and accepted for exchange by us in the Exchange Offer and Consent Solicitation will become authorized but unissued shares. You will not be paid any accrued and unpaid dividends regardless of whether you exchange your shares of Preferred Stock pursuant to the Exchange Offer and Consent Solicitation.

Procedure for Tendering and Consenting

         Valid Tenders of Preferred Stock.    In order for a stockholder validly to tender shares of Preferred Stock pursuant to the Exchange Offer and Consent Solicitation, the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (defined below) in lieu of the letter(s) of transmittal and consent) and any other documents required by the applicable letter(s) of transmittal and consent must be received by the Exchange Agent at the address set forth on the back cover of this Offering Circular and either (a) the share certificates evidencing tendered Preferred Stock must be received by the Exchange Agent at this address or (b) the Preferred Stock must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Exchange Agent, in each case prior to the expiration date, subject to the guaranteed delivery procedures described below. The holder may change its election prior to the expiration date of the Exchange Offer and Consent Solicitation by submitting to the Exchange Agent a properly completed and signed revised letter(s) of transmittal and consent.

         Book-Entry Transfer.    The Exchange Agent will establish an account with respect to the Preferred Stock at DTC, the book-entry transfer facility, for purposes of the Exchange Offer and Consent Solicitation within two business days after the date of this Offering Circular. If a holder's shares of Preferred Stock are held through a bank, broker or other nominee, the holder should instruct its bank, broker or other nominee to make the appropriate election on its behalf when they tender shares through DTC. The holder may change its election by causing a new Agent's Message with revised election information to be transmitted through DTC. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Preferred Stock by causing DTC to transfer those shares of Preferred Stock into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Preferred Stock may be effected through book-entry transfer at DTC, either the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the letter(s) of transmittal and consent, and any other required documents, must, in any case, be received by the Exchange Agent at its address set forth on the back cover of this Offering Circular prior to the expiration date, subject to the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

        The term "Agent's Message" means a message, transmitted by DTC to and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering shares of Preferred Stock that are the subject of such Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the applicable letter(s) of transmittal and consent and that we may enforce this agreement against the participant.

        If you own your shares through a broker, dealer or other nominee, and your broker, dealer or other nominee tenders the shares of Preferred Stock on your behalf, such institution may charge you a fee for doing so. You should consult your broker, dealer or nominee to determine whether any charges will apply. If you are the record owner of certificated shares of Preferred Stock and you tender your certificated shares directly to the Exchange Agent, you will not be obligated to pay any charges or expenses of the Exchange Agent or any brokerage commissions. Transfer taxes on the exchange of Preferred Stock pursuant to the Exchange Offer and Consent Solicitation, if any, will be paid by us.

         Signature Guarantees and Stock Powers.    No signature guarantee is required on the letters of transmittal and consent (i) if the letters of transmittal and consent is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in DTC's system whose name appears on a security position listing as the owner of the Preferred Stock) of the Preferred Stock tendered, unless the holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the applicable letter(s) of transmittal and consent or (ii) if the shares of Preferred Stock are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"). In all other cases, all signatures on applicable letter(s) of transmittal and consent must be guaranteed by an Eligible Institution. See the instructions to the applicable letter(s) of transmittal and consent. If a share certificate is registered in the name of a person or persons other than the signer of the letter of transmittal and consent, or if payment is to be made or delivered to, or a share certificate not accepted for exchange or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the share certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on the share certificate or stock powers guaranteed by an Eligible Institution as provided in the applicable letter(s) of transmittal and consent. See the instructions to the applicable letter(s) of transmittal and consent.

        Notwithstanding any other provision of this Offering Circular, exchange of Preferred Stock accepted pursuant to the Exchange Offer and Consent Solicitation will in all cases only be made after timely receipt by the Exchange Agent of (i) certificates evidencing the Preferred Stock or a Book-Entry Confirmation of a book-entry transfer of the Preferred Stock into the Exchange Agent's account at DTC pursuant to the procedures set forth in this section; (ii) the applicable letter(s) of transmittal and consent (or a manually signed photocopy), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the letter(s) of transmittal and consent; and (iii) any other documents required by the applicable letter(s) of transmittal and consent.

         Guaranteed Delivery Procedures.    Holders who wish to tender their shares of Preferred Stock (i) whose certificates are not immediately available; (ii) who cannot deliver the shares or other required documents to the Exchange Agent on or before the expiration date; or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, may still tender their shares of Preferred Stock, so long as all of the following conditions are satisfied:

  •
  you make your tender by or through an eligible institution;

  •
  by no later than 5:00 p.m., Eastern Standard Time, on the expiration date, the Exchange Agent receives a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by the Company, in the manner provided below; and

  •
  by no later than 5:00 p.m., Eastern Standard Time, on the third NYSE trading day after the date of execution of such notice of guaranteed delivery, the Exchange Agent receives (a) certificates evidencing the Preferred Stock or a Book-Entry Confirmation of a book-entry transfer of the Preferred Stock into the Exchange Agent's account at DTC pursuant to the procedures set forth in this section; (b) the applicable letter(s) of transmittal and consent (or a manually signed photocopy) properly completed and duly executed with any required signature guarantees or, in the case of a book-entry transfer of shares, an Agent's Message in lieu of the letter(s) of transmittal and consent; and (c) any other documents required by the applicable letter(s) of transmittal and consent.

        Registered holders of Preferred Stock (including any participant in DTC whose name appears on a DTC security position listing as the owner of shares of Preferred Stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the Exchange Agent. If you hold shares of Preferred Stock through a broker, dealer or other nominee, that institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, include a Medallion guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

        The method of delivery of share certificates, the letters of transmittal and all other required documents, including delivery through DTC, are at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Exchange Agent (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Effects of Tenders and Consents

        By tendering your shares and delivering your consent as set forth above, you irrevocably appoint the Exchange Agent and its designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Preferred Stock tendered and accepted for exchange by us. Such appointment will be automatically revoked if we do not accept for exchange shares of Preferred Stock that you have tendered. All such proxies shall be considered coupled with an interest in the tendered shares of Preferred Stock and therefore shall not be revocable;

provided that the Preferred Stock tendered pursuant to the Exchange Offer and Consent Solicitation may be withdrawn and, as a result, the corresponding consent revoked, at any time on or prior to the expiration date, as it may be extended by us, and unless theretofore accepted for exchange and not returned as provided for herein, may also be withdrawn after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation, subject to the withdrawal rights and procedures set forth below. Upon the effectiveness of such appointment, all prior proxies or consents given by you will be revoked, and no subsequent proxies or consents may be given (and, if given, will not be deemed effective) unless the tendered Preferred Stock is validly withdrawn. The Exchange Agent will, with respect to the shares of Preferred Stock for which the appointment is effective, be empowered to consent to the Proposed Amendments with respect to your shares of Preferred Stock tendered in the Exchange Offer and Consent Solicitation immediately prior to our acceptance for exchange of the shares of the Preferred Stock that you have tendered. If the Exchange Offer and Consent Solicitation is terminated or withdrawn, the Proposed Amendments will not become effective and will have no effect on the Preferred Stock.

        We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Preferred Stock and grant of consent in the Exchange Offer and Consent Solicitation, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of shares of Preferred Stock and grants of consent in the Exchange Offer and Consent Solicitation determined by us not to be in proper form or the acceptance of or exchange for which may, in our opinion, be unlawful. Subject to the applicable rules and regulations of the SEC, we also reserve the right to waive, in our reasonable judgment, any of the conditions of the Exchange Offer and Consent Solicitation and the absolute right to waive any defect or irregularity in the tender of any shares of Preferred Stock or grant of consent in the Exchange Offer and Consent Solicitation. No tender of shares of Preferred Stock or grant of consent in the Exchange Offer and Consent Solicitation will be deemed to have been made until all defects and irregularities in the tender of such shares or grant of consent in the Exchange Offer and Consent Solicitation have been cured or waived. Neither we, the Exchange Agent, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of Preferred Stock or grant of consent in the Exchange Offer and Consent Solicitation or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Exchange Offer and Consent Solicitation (including the applicable letter(s) of transmittal and consent and instructions thereto) will be final and binding.

        The tender of shares of Preferred Stock and grant of consent, pursuant to any of the procedures described above, will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Exchange Offer and Consent Solicitation.

        Promptly after the expiration of the Exchange Offer and Consent Solicitation, if a sufficient number of shares of Preferred Stock have been tendered in the Exchange Offer and Consent Solicitation and all other conditions are waived or satisfied, we will file Articles of Amendment setting forth the Proposed Amendments with the SDAT. The Proposed Amendments will become effective upon the filing of the Articles of Amendment with the SDAT or at any later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for recording of the Articles of Amendment by SDAT. Only holders of the Preferred Stock who do not tender their shares in the Exchange Offer and Consent Solicitation will remain holders of Preferred Stock after the Proposed Amendments are approved by the holders of the Common Stock and each series of Preferred Stock and become effective. A majority of the entire Board may determine to make less than all of the modifications described herein to the terms of any or all of our series of Preferred Stock, so the Proposed Amendments, when they take effect, may not have all of the effects described in the Offering Circular. The following is a summary of the effects of the Proposed Amendments and is subject to and qualified in its entirety by reference to the amended text of the affected provisions of our Charter, as set forth in Annex A and Annex B.

         Reduction of Voting Rights.    Currently, our Charter provides that, whenever dividends on any series of Preferred Stock is in arrears for six or more quarterly periods, whether or not consecutive, the Preferred Stock, voting as a single class together with any other series of preferred stock ranking on a parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional directors. The term of these two additional directors will end, and the number of directors will automatically decrease by two, at such time as all dividends accumulated on shares of the Preferred Stock or any Parity Preferred have been paid in full or declared and set apart for payment.

        Our Charter provides that, as long as shares of either series of the Preferred Stock remain outstanding, without the approval of holders of 66 2/3% of the outstanding shares of the Preferred Stock, voting as a single class together with any Parity Preferred that we may issue upon which like voting have been conferred and are exercisable, we may not:

  1.
  authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

  2.
  subject to certain exceptions, amend, alter or repeal any of the provisions of the Charter, so as to materially and adversely affect any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the series of Preferred Stock or the holders thereof; or

  3.
  subject to certain exceptions, enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the any series of Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such series of Preferred Stock or a consolidation, merger or similar transaction involving the Company.

        The Proposed Amendments apply to each series of Preferred Stock and would eliminate all of the voting rights of the Preferred Stock described above, except for the right to approve certain amendments to our Charter. If approved, the Proposed Amendments would eliminate the right of holders of Preferred Stock to become involved in management of the Company by electing directors upon the Company's failure to pay dividends.

        After the effectiveness of the Proposed Amendments, the sole voting right of holders of any series of Preferred Stock will be to approve any amendment, alteration or repeal of any provision of the Company's Charter, whether by merger or consolidation or otherwise (each, an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of that series of Preferred Stock or the holders thereof. The occurrence of an Event will not be considered to materially and adversely affect the rights of the holders of any series of Preferred Stock if shares of the series (or shares issued by a surviving entity in substitution for the series) remain outstanding with their terms materially unchanged (taking into account that upon the occurrence of an Event, the Company may not be the surviving entity). In addition, an increase in the number of authorized or outstanding shares of that series of Preferred Stock, or the authorization, creation, issuance or increase in the authorized or outstanding number of shares of any class or series of stock ranking senior to, on a parity with or junior to that series of Preferred Stock, will also not be considered to materially and adversely affect the rights of the holders of that series of Preferred Stock.

         Modifications to Dividend Rights.    Currently, the Company's Charter provides that dividends on each existing series of Preferred Stock accrue and are cumulative, and holders of each series of Preferred Stock are entitled to receive full cumulative dividends accrued on outstanding shares of each series of Preferred Stock for all past dividend periods (and any partial portion of the then-current dividend period) upon the occurrence of certain events, including the redemption of such shares or the Company's liquidation or dissolution. The Company must pay or declare and set apart for payment full cumulative dividends accrued for all past dividend periods on shares of each series of Preferred Stock before the Company may pay dividends on, or redeem or repurchase, shares of Common Stock, Parity Preferred or shares of stock ranking junior to the series of Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation ("Junior Preferred").

        Upon the effectiveness of the Proposed Amendments, the Preferred Stock will no longer have the right to receive dividends accrued during any past dividend period, including any dividend period ended before the Proposed Amendments become effective, and any dividends accrued during past dividend periods will no longer be payable upon redemption of shares of any series of Preferred Stock or upon liquidation or dissolution of the Company. The Proposed Amendments would eliminate each of the other restrictions described above and allow the Company to declare and pay dividends on shares of Common Stock, Parity Preferred or Junior Preferred, or redeem, repurchase or make other payments to holders of Common Stock, Parity Preferred or Junior Preferred without paying or setting apart for payment any dividends on shares of any series of Preferred Stock. The Proposed Amendments would also allow the Company to repurchase less than all of the shares of any series of Preferred Stock, or redeem or repurchase shares of another series of preferred stock, without declaring and paying or setting apart for payment any dividends on the other outstanding shares of Preferred Stock.

        The Proposed Amendments will not change the other terms of the Preferred Stock relating to dividends, including the base rate at which dividends accrue, the payment dates for dividends or provisions of our Charter that require us, if we pay less than the full amount of dividends for any dividend period, to pay dividends among the holders of each series of Preferred Stock pro rata, based on the respective amounts of unpaid dividends that are payable on each such share of Preferred Stock and Parity Preferred for such period.

         Modifications to Liquidation Rights.    The Company's Charter requires it, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, to pay to the holders of each series of the Preferred Stock, the $25.00 liquidation preference per share, an amount equal to any accrued and unpaid dividends to the date of payment, and a premium of $.50 per share up to but not including May 28, 2009, in the case of the Series B Preferred Stock, and $1.00 per share up to but not including November 23, 2008, and $.50 per share from November 23, 2008 up to but including November 23, 2009, in the case of the Series C Preferred Stock. The Proposed Amendments would eliminate the right to receive upon liquidation the amount of any accrued and unpaid dividends and any premiums, although holders of the Preferred Stock would still be entitled to receive the liquidation preference per share.

         Modifications to Optional Redemption Provisions.    Our Charter prohibits us from electing to redeem shares of each series of Preferred Stock prior to the applicable fifth year anniversary of the issuance of each series of Preferred Stock and, after such dates, permits us to redeem shares of each series of Preferred Stock for a redemption price equal to the $25.00 liquidation preference per share, plus all accrued and unpaid dividends to and including the date fixed for redemption without interest. Our Charter requires us to declare and pay, or set apart for payment, all cumulative dividends for all past dividend periods on each series of Preferred Stock before we redeem less than all of the outstanding shares of that series of Preferred Stock. Further, unless full cumulative dividends on all shares of any series of Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no shares of that series of Preferred Stock shall be redeemed unless all outstanding shares of that series of Preferred Stock are simultaneously redeemed. The Proposed Amendments would allow the Company to complete the Exchange Offer without paying accrued dividends on any shares of Preferred Stock, including any shares that will remain outstanding following the completion of the Exchange Offer.

        The Proposed Amendments would allow the Company to elect to redeem any number of shares of any series of Preferred Stock, at any time, for a redemption price equal to the liquidation preference per share, without paying or declaring and setting apart for payment any accrued but unpaid dividends on the redeemed shares of Preferred Stock or paying or declaring and setting apart for payment any dividends to holders of any other series of preferred stock. If the redemption date for shares of any series of Preferred Stock falls after the record date but before the payment date of any dividend declared by the Company on that series of Preferred Stock, holders of any redeemed shares of such series of Preferred Stock will be entitled to receive the dividend when and as paid by the Company. The Proposed Amendments will not change the existing procedures for redemption of any series of the Preferred Stock or the requirement that, if we redeem less than all of the shares of any series of Preferred Stock, we will redeem shares of such series pro rata among the holders of that series in proportion to the number of shares held by such stockholders or by lot or by any other equitable manner determined by the Board.

Withdrawal of Tenders and Revocation of Consents

        You may validly withdraw shares of Preferred Stock that you tender at any time prior to the expiration date of the Exchange Offer and Consent Solicitation, which is 5:00 p.m., Eastern Standard Time, on                        , 2009, unless we extend it. In addition, if not previously returned, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation.

        A proper withdrawal of tendered shares of Preferred Stock prior to the expiration date will be deemed a valid revocation of the related consent and authorization of the Exchange Agent to consent on your behalf to the Proposed Amendments. A holder may not validly revoke a consent unless such holder validly withdraws the previously tendered shares. A withdrawal of tendered shares of Preferred Stock must be for all shares of Preferred Stock tendered by a holder.

        For a withdrawal to be effective, you must deliver a written notice of withdrawal to the Exchange Agent at the appropriate address specified on the back cover of this Offering Circular prior to the expiration date or, if your shares are not previously accepted by us for exchange, after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. Any notice of withdrawal must identify the beneficial owner of the shares of Preferred Stock to be withdrawn, including the name of the beneficial owner of the shares of Preferred Stock, the name of the person who tendered the shares of Preferred Stock, if different, and the number of shares of Preferred Stock to be withdrawn. Your notice of withdrawal must comply with the requirements set forth in this Offering Circular. If you tendered Preferred Stock pursuant to the procedures for a book-entry transfer, a withdrawal of shares of Preferred Stock and revocation of the related consent will only be effective if you comply with the appropriate DTC procedures prior to the expiration date of the Exchange Offer and Consent Solicitation or, if your shares are not previously accepted by us for exchange, after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation.

        If we extend the Exchange Offer and Consent Solicitation, are delayed in our acceptance of the shares of Preferred Stock for exchange or are unable to accept shares of Preferred Stock pursuant to the Exchange Offer and Consent Solicitation for any reason, then, without prejudice to our rights under the Exchange Offer and Consent Solicitation, the Exchange Agent may retain tendered shares of Preferred Stock, and those shares of Preferred Stock may not be withdrawn, nor the related consents revoked, except as otherwise provided in this Offering Circular, subject to provisions under the Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

        All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of Preferred Stock withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and Consent Solicitation, and no exchange consideration will be issued in exchange, unless the shares of Preferred Stock so withdrawn are validly re-tendered and not properly withdrawn. Properly withdrawn shares of Preferred Stock may be re-tendered by following the procedures described above under "The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting" at any time prior to the expiration date of the Exchange Offer and Consent Solicitation, subject to the guaranteed delivery procedures described above.

        Neither we, the Exchange Agent, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any shares of Preferred Stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and Consent Solicitation.

Security Ownership

        William S. Ashmore, who is the President and a director of the Company, owns 7,500 shares of Series B Preferred Stock and 2,500 shares of Series C Preferred Stock. Mr. Ashmore has indicated to the Company that he currently intends to tender all of his shares of Preferred Stock in the Exchange Offer and vote in favor of the Proposed Amendments. All tenders of Preferred Stock held by Mr. Ashmore will be made on the same terms as those involving unaffiliated stockholders.

        Except as provided above, the Company is not aware of any of its directors or executive officers that own any Preferred Stock. Furthermore, neither we, nor any of our associates, subsidiaries, nor, to our knowledge, any of our directors or executive officers, have effected any transactions in the Preferred Stock during the 60 days before the date of the tender offer.

        Other than as described herein neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any of the Preferred Stock, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Liquidity

        Following the completion of the Exchange Offer and Consent Solicitation, the liquidity and trading price of any remaining untendered shares of Preferred Stock held by the public and the rights of the holders of those shares may be adversely affected.

        Shares of Preferred Stock are currently quoted on the pink sheets. Upon completion of the Exchange Offer and Consent Solicitation, and, to the extent permitted by law, deregister each outstanding series of Preferred Stock under the Exchange Act.

        After the shares of each series of Preferred Stock are deregistered under the Exchange Act, the market for them could be materially and adversely affected and the value of your Preferred Stock may decline. The extent of the public market for shares of the Preferred Stock and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the shares of Preferred Stock remaining at such time, the interest in maintaining a market in the shares of Preferred Stock on the part of securities firms, the termination of registration of shares of Preferred Stock under the Exchange Act and other factors.

Appraisal Rights

        You do not have appraisal rights in connection with the Exchange Offer and Consent Solicitation.

Accounting Treatment

        As consideration for the exchange of the shares of Preferred Stock, we will issue shares of our Common Stock. We will record as a decrease to stockholders' equity the fair value of the fees and expenses incurred by us in connection with the exchange offer, which we estimate will be approximately $                        million.

Certain Legal and Regulatory Matters

        Except as set forth in this Offering Circular, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Preferred Stock. We intend to make all required filings under the Securities Act and the Exchange Act.

Subsequent Repurchases of Shares of Preferred Stock

        Whether or not the Exchange Offer and Consent Solicitation is consummated, subject to the applicable covenant restrictions contained in our debt instruments, the terms of the Charter and applicable law, we or our affiliates may from time to time acquire shares of Preferred Stock, other than pursuant to the Exchange Offer and Consent Solicitation, through open market purchases, privately negotiated transactions, tender offers, exercise of optional redemption rights, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the amount to be paid pursuant to the Exchange Offer and Consent Solicitation and could be paid in cash or other consideration not provided for in this Exchange Offer and Consent Solicitation.

Exchange Agent

        We have retained American Stock Transfer and Trust Company as Exchange Agent. We will pay American Stock Transfer and Trust Company reasonable and customary compensation for its services in connection with the Exchange Offer and Consent Solicitation, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the Exchange Offer and Consent Solicitation, including liabilities under federal securities laws.

Information Agent

        D.F. King & Co., Inc. is serving as Information Agent in connection with the Exchange Offer and Consent Solicitation. The Information Agent will assist with the mailing of this Offering Circular and related materials to holders of Preferred Stock, respond to inquiries of and provide information to holders of shares of Preferred Stock in connection with the Exchange Offer and Consent Solicitation, and provide other similar advisory services as we may request from time to time. Questions regarding the terms of the Exchange Offer and Consent Solicitation, and requests for assistance or for additional copies of the Offering Circular and any other required documents, should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offering Circular.

Expenses

        We will bear the fees and expenses of soliciting tenders for the Exchange Offer and Consent Solicitation, including reimbursement of the reasonable and customary fees and expenses incurred by nominees in transmitting this Offering Circular (and related materials) to their clients who are the beneficial owners. The following table sets forth all expenses incurred or estimated to be incurred in connection with the transaction:

Filing, Legal, Accounting and Appraisal Fees	$
Information Agent Expenses
Printing Costs
Other Expenses
Total Expenses	$

 MARKET PRICE OF AND DIVIDENDS ON THE PREFERRED STOCK AND COMMON STOCK

Preferred Stock

        Prices of the Preferred Stock may fluctuate greatly and holders are urged to obtain current information with respect to the market prices for the Preferred Stock.

Series B Preferred Stock

        Until November 20, 2008, our Series B Preferred Stock was listed on the NYSE under the symbol "IMHPRB." The Series B Preferred Stock is currently quoted on the pink sheets under the symbol "IMPHP." As of January     , 2009, we had 2,000,000 shares of Series B Preferred Stock outstanding, held by                        holders of record. The holders of the Series B Preferred Stock are entitled to cumulative quarterly dividends equal to 9.375% of the $25.00 liquidation preference, which is equivalent to $2.34375 annually per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Series B Preferred Stock:

	Stock Prices
	High		Low
2008
Fourth Quarter	$		$
Third Quarter ended September 30, 2008		13.50		3.00
Second Quarter ended June 30, 2008		18.76		7.52
First Quarter ended March 31, 2008		14.90		9.05
2007
Fourth Quarter ended December 31, 2007		$11.70		$6.14
Third Quarter ended September 30, 2007		21.34		5.00
Second Quarter ended June 30, 2007		23.50		18.40
First Quarter ended March 31, 2007		25.19		12.80
2006
Fourth Quarter ended December 31, 2006		$25.50		$24.25
Third Quarter ended September 30, 2006		25.58		23.71
Second Quarter ended June 30, 2006		24.80		22.01
First Quarter ended March 31, 2006		24.20		21.55

        On December 18, 2008, the closing sales price of our Series B Preferred Stock on the pink sheets was $1.05 per share.

Series C Preferred Stock

        Until November 20, 2008, our Series C Preferred Stock was listed on the NYSE under the symbol "IMHPRC." The Series C Preferred Stock is currently quoted on the pink sheets under the symbol "IMPHO." As of January     , 2009, we had 4,470,600 shares of Series C Preferred Stock outstanding, held by                        holders of record. The holders of the Series C Preferred Stock are entitled to cumulative quarterly dividends equal to 9.125% of the $25.00 liquidation preference, which is equivalent to $2.28125 annually per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Series C Preferred Stock:

	Stock Prices
	High		Low
2008
Fourth Quarter	$		$
Third Quarter ended September 30, 2008		13.24		4.10
Second Quarter ended June 30, 2008		14.80		9.50
First Quarter ended March 31, 2008		14.50		9.10
2007
Fourth Quarter ended December 31, 2007		$12.00		$5.35
Third Quarter ended September 30, 2007		23.00		5.25
Second Quarter ended June 30, 2007		23.25		17.75
First Quarter ended March 31, 2007		23.85		12.30
2006
Fourth Quarter ended December 31, 2006		$24.25		$23.29
Third Quarter ended September 30, 2006		24.70		23.00
Second Quarter ended June 30, 2006		23.50		21.20
First Quarter ended March 31, 2006		22.40		20.51

        On December 18, 2008, the closing sales price of our Series C Preferred Stock on the pink sheets was $0.75 per share

        Upon completion of the Exchange Offer and Consent Solicitation, to the extent permitted by law, we intend to deregister each series of Preferred Stock under the Exchange Act. After the shares of each series of Preferred Stock are deregistered under the Exchange Act, the market for them could be materially and adversely affected and the value of your Preferred Stock may decline. The extent of the public market for shares of the Preferred Stock and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the shares of Preferred Stock remaining at such time, the interest in maintaining a market in the shares of Preferred Stock on the part of securities firms, the termination of registration of shares of Preferred Stock under the Exchange Act and other factors.

Common Stock

        Until November 20, 2008, our Common Stock was listed on the NYSE under the symbol "IMH." The Common Stock is currently quoted on the pink sheets under the symbol "IMPH." As of January     , 2009, we had 76,100,524 shares of Common Stock outstanding, held by                        holders of record, including holders who are nominees for an undetermined number of beneficial owners, of our Common Stock. The following table sets forth, the high and low sales prices of our Common Stock for the periods indicated.

        On December 18, 2008, the last reported sale price of our Common Stock on the pink sheets was $0.13 per share.

	Stock Prices
	High	Low
2008
Fourth Quarter (through December 18, 2008)	$0.37	$0.02
Third Quarter ended September 30, 2008	1.00	0.16
Second Quarter ended June 30, 2008	1.60	0.69
First Quarter ended March 31, 2008	1.98	0.53
2007
Fourth Quarter ended December 31, 2007	$1.65	$0.20
Third Quarter ended September 30, 2007	4.60	0.95
Second Quarter ended June 30, 2007	6.75	4.25
First Quarter ended March 31, 2007	9.11	4.03
2006
Fourth Quarter ended December 31, 2006	$9.99	$8.65
Third Quarter ended September 30, 2006	11.74	8.50
Second Quarter ended June 30, 2006	11.70	8.60
First Quarter ended March 31, 2006	10.27	7.17

        To maintain our qualification as a REIT, we intend to make annual distributions to stockholders at an amount that maintains our REIT status in accordance with the Internal Revenue Code, which may not necessarily equal net earnings as calculated in accordance with GAAP. Our dividend policy is subject to revision at the discretion of the Board. All distributions in excess of those required to maintain our REIT status will be made at the discretion of the Board and will depend on our taxable income, financial condition and other factors as the Board deems relevant. The Board has not established a minimum distribution level. Distributions to stockholders will generally be taxable as ordinary income or qualified income, which is subject to a 15 percent tax rate, although a portion of such distributions may be designated by us as a capital gain or may constitute a tax-free return of capital. We annually furnish to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, qualified income, capital gain or return of capital.

        The following table presents our Common Stock dividend record dates and per share dividend amounts for the quarters indicated:

Quarter Ended	Stockholder Record Date	Per Share Dividend Amount
March 31, 2006	April 7, 2006	0.25
June 30, 2006	July 7, 2006	0.25
September 30, 2006	October 6, 2006	0.25
December 31, 2006	January 16, 2007	0.25
March 31, 2007	April 9, 2007	0.10

        We did not declare any common stock dividends for the quarters ended June 30, September 30, and December 31, 2007 or the quarters ended March 31, June 30, and September 30, 2008.

COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND THE COMMON STOCK

        The following briefly summarizes the material differences between the rights of holders of Preferred Stock as presently in effect (prior to adoption of the Proposed Amendments) and of holders of the Common Stock to be issued in the Exchange Offer and Consent Solicitation. See "Description of Capital Stock" for more information on the rights under the current Charter of the Preferred Stock and the Common Stock. For a discussion of the changes that will come into effect if the Proposed Amendments are adopted, see "The Exchange Offer and Consent Solicitation—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents." The discussion below, and the discussions of our capital stock and the Proposed Amendments contained elsewhere in this Offering Circular, are summaries, and are qualified in their entirety by reference to the Charter (including the articles supplementary establishing each series of Preferred Stock and the text of the Proposed Amendments set forth in Annex A and Annex B), our amended and restated bylaws (the "Bylaws"), applicable Maryland law and other documents referred to herein. We urge you to read these documents for a more complete understanding of the differences between the Preferred Stock and the Common Stock.

Governing Document

         Preferred Stock.    As a holder of outstanding Preferred Stock, your rights are currently set forth in the Charter (including the articles supplementary establishing each series of Preferred Stock), the Bylaws and Maryland law. Certain provisions of the Charter are proposed to be amended by the Proposed Amendments.

         Common Stock.    Holders of shares of Common Stock will have their rights set forth in the Charter, the Bylaws and Maryland law.

Dividends

         Preferred Stock.    The Charter currently provides that dividends on each existing series of Preferred Stock accrue and are cumulative, whether or not declared or paid, and that holders of Preferred Stock are entitled to receive dividends on the outstanding shares of each series of Preferred Stock at the rates described below. Holders of Preferred Stock are entitled to receive full cumulative dividends accrued for all past dividend periods (and any partial portion of the then-current dividend period) from legally available funds upon the occurrence of certain events, including the redemption of such shares or our liquidation or dissolution. We must generally pay or declare and set apart for payment full cumulative dividends accrued for all past dividend periods on shares of each series of Preferred Stock before we may pay dividends on shares of Common Stock or any other class or series of Junior Preferred and before we may redeem or repurchase shares of Junior Preferred or Parity Preferred.

        If the Proposed Amendments become effective, dividends on the Preferred Stock will no longer be cumulative, and holders of Preferred Stock will no longer have the right to receive dividends accrued during any past dividend period, including any dividend period ended before the Proposed Amendments become effective, or the then-current dividend period (except as otherwise described below) at any time, including upon redemption of shares of any series of Preferred Stock or upon liquidation or dissolution of the Company. Any dividends accrued during dividend periods ended before the Proposed Amendments become effective will cease to be payable, and holders of Preferred Stock will not be entitled to receive these amounts at any time in the future. The Proposed Amendments would also permit us to declare and pay dividends on Common Stock or any other series of our capital stock, except any class or series of Parity Preferred, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other class or series of Preferred Stock, without paying or setting apart for payment any dividends on any series of Preferred Stock. The Proposed Amendments would allow us to repurchase less than all of the shares of any series of Preferred Stock, or redeem or repurchase shares of another series of Preferred Stock, without declaring and paying or setting apart for payment any dividends on the shares of Preferred Stock that remain outstanding.

        The holders of the Series B Preferred Stock and Series C Preferred Stock are entitled to cumulative quarterly dividends equal to 9.375% and 9.125% of the $25.00 liquidation preference (equivalent to $2.34375 and $2.28125 per share), respectively. Dividends on the Preferred Stock accrue whether or not current payment of dividends is prohibited, whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Preferred Stock accumulate as of the dividend payment date on which they first become payable.

        Although we have paid all accrued dividends through September 30, 2008, on December 10, 2008, we announced that our Board will not be declaring, and we will not pay, a fourth quarter 2008 dividend on our Preferred Stock.

        See "Description of Capital Stock—Preferred Stock" for more information on the dividend rights of the Preferred Stock under the current Charter. For a discussion of the changes to the dividend rights of the Preferred Stock that will come into effect if the Proposed Amendments are adopted, see "The Exchange Offer—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents—Modifications to Dividend Rights."

         Common Stock.    Subject to the preferential rights of any other class or series of capital stock, including the Preferred Stock, holders of Common Stock are entitled to receive such dividends when, as and if declared by the Board, out of legally available funds. In order to qualify for the tax benefits accorded to a REIT under the Code, we generally pay quarterly dividends such that all or substantially all of our taxable income each year (subject to certain adjustments) is distributed to our stockholders. However, we have not paid dividends on our Common Stock since March 2007.

        See "Description of Capital Stock" for more information on the dividend rights of the Common Stock under the Charter and "Market Price of and Dividends on the Preferred Stock and Common Stock" for a discussion of the limitations on our ability to pay dividends on the Common Stock.

Ranking

         Preferred Stock.    Each series of Preferred Stock currently ranks senior to the Common Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. Each series of Preferred Stock is equal in right of payment with the other outstanding series of Preferred Stock. The Preferred Stock ranks junior in right of all equity securities issued by the Company the terms which specifically provide that such equity securities rank senior to the Preferred Stock.

         Common Stock.    The Common Stock currently ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all series of Preferred Stock. If the Proposed Amendments become effective, holders of Preferred Stock will no longer be entitled to receive dividends in preference or priority to the holders of Common Stock.

Conversion Rights

         Preferred Stock.    Holders of the Preferred Stock do not have conversion rights.

         Common Stock.    The Common Stock is not convertible.

Voting Rights

         Preferred Stock.    Currently, our Charter provides that, whenever dividends on any series of Preferred Stock is in arrears for six or more quarterly periods, whether or not consecutive, the Preferred Stock, voting as a single class together with any other series of preferred stock ranking on a parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional directors. The term of these two additional directors will end, and the number of directors will automatically decrease by two, at such time as all dividends accumulated on shares of the Preferred Stock or any Parity Preferred have been paid in full or declared and set apart for payment.

         Common Stock.    Holders of shares of Common Stock are entitled to one vote per share on all matters brought before the stockholders.

Liquidation Preference

         Preferred Stock.    Currently, the Charter provides that, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Company will pay to the holders of Preferred Stock the $25.00 liquidation preference per share, an amount equal to any accrued and unpaid dividends to the date of payment and a premium of $.50 per share up to, but not including May 28, 2009, in the case of the Series B Preferred Stock, and $.50 per share up to but not including November 23, 2009, in the case of the Series C Preferred Stock. The Proposed Amendments would eliminate the right to receive upon liquidation the amount of any accrued and unpaid dividends and any premium, although holders of the Preferred Stock would still be entitled to receive the liquidation preference per share.

         Common Stock.    Subject to preferential rights of any other class or series of stock, holders of shares of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of all liabilities.

Redemption

         Preferred Stock.    The Preferred Stock may be redeemed at the option of the Company or the holder of the Preferred Stock as described below.

         Optional Redemption by the Company.    We may redeem all or a portion of each series of Preferred Stock, at our option, at a redemption price equal to 100% of the liquidation preference thereof, plus, without duplication, accumulated, accrued and unpaid dividends to and including the date fixed for redemption, on or after the following dates:

Series B	Not redeemable prior to May 28, 2009; and
Series C	Not redeemable prior to November 23, 2009.

        If the Proposed Amendments become effective, we will be able to redeem any number of shares of any series of Preferred Stock, at any time, for a redemption price equal to the liquidation preference per share, without paying or declaring and setting apart for payment any accrued but unpaid dividends on the redeemed shares of Preferred Stock or paying or declaring and setting apart for payment any dividends to holders of any other series of preferred stock.

        The Proposed Amendments will not change the existing procedures for redemption of any series of Preferred Stock or the requirement that, if we redeem less than all of the shares of any series of Preferred Stock, we will redeem shares of such series pro rata among the holders of that series in proportion to the number of shares held by such stockholders or by lot or by any other equitable manner determined by the Company.

        See "Description of Capital Stock—Preferred Stock" for more information on the redemption provisions of the Preferred Stock under the current Charter. For a discussion of the changes to the redemption provisions of the Preferred Stock that will come into effect if the Proposed Amendments are adopted, see "The Exchange Offer—Terms of the Exchange Offer and Consent Solicitation" and "The Exchange Offer and Consent Solicitation—Effects of Tenders and Consents—Modifications to Optional Redemption Provisions."

         Redemption at Option of Holder.    The Preferred Stock is not redeemable prior to the fifth year anniversary of the issuance of the Preferred Stock, has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

         Common Stock.    We have no obligation or right to redeem our Common Stock. See "Description of Capital Stock."

Quotation

         Preferred Stock.    Each series of the Preferred Stock is quoted on the pink sheets. We do not intend to apply for listing of any series of Preferred Stock on any national securities exchange.

         Common Stock.    The Common Stock is quoted on the pink sheets.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share, of which 2,000,000 and 5,500,000 are classified as Series B Preferred Stock and Series C Preferred Stock, respectively.

Common Stock

        All shares of Common Stock that we may offer under this Exchange Offer and Consent Solicitation will be duly authorized, fully paid and nonassessable. The statements below describing our Common Stock are in all respects subject to and qualified in their entirety by reference to the Charter, which is filed as Exhibit 7 to our Form 8-K/A filed on June 22, 2004, and the Bylaws, which are filed as Exhibit 3.2(e) to our Form 8-K filed on February 13, 2008.

        Subject to the preferential rights of any other class or series of stock, including the Preferred Stock, and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of our Common Stock are entitled to receive dividends on such stock when, as and if authorized by our Board out of funds legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company, including the preferential rights on dissolution of any class or classes of preferred stock, including the our Preferred Stock.

        Each share of Common Stock is entitled to one vote, subject to the provisions of our Charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance.

Shares of Common Stock have no preference, conversion, exchange, redemption, appraisal, sinking fund, preemptive or cumulative voting rights. Our authorized stock may be increased and altered from time to time in the manner prescribed by Maryland law upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our Charter authorizes our Board to reclassify any unissued shares of Common Stock in one or more classes or series of stock, including preferred stock.

Repurchase of Shares and Restrictions on Transfer

        Pursuant to our Charter, if certain proposed transfers of capital stock or other events occur that result in a person owning shares in excess of our ownership limits, then that number of shares of stock actually or constructively owned by that person in violation of the ownership limits will be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee will not acquire any rights in the shares. Shares held by the trustee will constitute issued and outstanding shares of stock. The trustee will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trustee will be paid to the trustee upon demand and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividends or distributions paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, effective as of the date that such shares have been transferred to the trustee, the trustee will have the authority (at the trustee's sole discretion) (1) to rescind as void any vote cast by an intended transferee prior to our discovery that such shares have been transferred to the trustee and (2) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

        Within 20 days of receiving notice from us that shares of stock have been transferred to the trust, the trustee will sell the shares held in the trust to a person designated by the trustee whose ownership of the shares will not violate the ownership restrictions set forth in our Charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows.

        The intended transferee will receive the lesser of:

  •
  the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price of the shares on the day of the event causing the shares to be held in the trust; and

  •
  the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

        Any net sales proceeds in excess of the amount payable to the intended transferee will be immediately paid to the charitable beneficiary.

        Shares of stock held in trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

  •
  the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

  •
  the market price on the date we, or our designee, accept such offer.

        We will have the right to accept such offer until the trustee has sold the shares held in the trust. If the shares are sold to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee.

        Market price is defined in our Charter as the closing price for shares on a particular date. The closing price on any date shall mean the last sale price for such shares, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, for such shares, in either case as reported on the principal national securities exchange on which shares are listed or admitted to trading.

        All certificates representing shares of stock bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code) of all classes or series of our stock, within 30 days after the end of each taxable year, is required to give us written notice stating:

  •
  the name and address of such owner;

  •
  the number of shares of each class and series of our stock beneficially owned; and

  •
  a description of the manner in which the shares are held.

        Each owner shall provide us any additional information that we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit.

Preferred Stock

  General

        Our Charter authorizes our Board to issue shares of preferred stock and to classify and reclassify any unissued shares of preferred stock into one or more classes or series of stock. The preferred stock may be issued from time to time with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by the Board.

        The following summary of the terms and provisions of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Charter and the articles supplementary creating the Preferred Stock, which have been included as exhibits to documents filed with the Securities and Exchange Commission.

  Ranking

        The Series B Preferred Stock and Series C Preferred Stock are on parity with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up and each series of Preferred Stock is senior to our Common Stock.

  Dividends

        Currently, holders of shares of the Series B Preferred Stock and Series C Preferred Stock are entitled to receive, when and as authorized by our Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9.375% and 9.125% per annum of the $25.00 liquidation preference (equivalent to $2.34375 per share and $2.28125 per share), respectively. The Preferred Stock dividends are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the prior preceding business day (each, a "Dividend Payment Date"). Any dividend payable on the Preferred Stock for any partial dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which is the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by our Board for the payment of dividends that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

        No dividends on shares of Preferred Stock will be declared by us or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

        Notwithstanding the foregoing, dividends on the Preferred Stock will accrue whether or not current payment of dividends is prohibited, whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

        Except as set forth in the next paragraph, unless full cumulative dividends on the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then-current dividend period:

  (i)
  no dividends (other than in shares of Common Stock or in shares of any series of preferred stock that we may issue ranking junior to the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment;

  (ii)
  no distribution shall be declared or made upon shares of our Common Stock or preferred stock that we may issue ranking junior to or on parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation; and

  (iii)
  no shares of our Common Stock or preferred stock that we may issue ranking junior to or on parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or in exchange for our other capital stock that we may issue ranking junior to the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of our Charter relating to restrictions on ownership and transfers of our capital stock designed to ensure that we remain qualified as a REIT for federal income tax purposes).

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to payment of dividends with the Preferred Stock, all dividends declared upon the Preferred Stock and any series of preferred stock ranking on a parity as to payment of dividends with the Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Preferred Stock and such series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock and such series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Preferred Stock which may be in arrears.

        Any dividend payment made on shares of the Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of shares of the Preferred Stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Preferred Stock as provided above.

  Liquidation Distribution

        Currently, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, each share of the Preferred Stock will receive, before any payments are made to the holders of our Common Stock and any other series of our preferred stock that we may issue ranking junior to the Preferred Stock as to liquidation rights, $25.00 per share, plus in each case, a premium of $.50 per share up to but not including May 28, 2009, in the case of the Series B Preferred Stock, and $.50 per share up to but not including November 23, 2009, in the case of the Series C Preferred Stock, and accrued and unpaid dividends whether or not declared.

        In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        Holders of the Preferred Stock are entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions, including the applicable premium, if any, to which they are entitled, the holders of the Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other corporation with or into us, or the sale, lease or conveyance of all or substantially all of our assets or business, will not be deemed to constitute a liquidation, dissolution or winding up.

  Redemption

        Currently, the Series B Preferred Stock and the Series C Preferred Stock is not redeemable prior to May 28, 2009 and November 23, 2009, respectively. On and after May 28, 2009, in the case of the Series B Preferred Stock, and November 23, 2009, in the case of the Series C Preferred Stock, we, at our option and upon not less than 30 nor more than 60 days' written notice, may redeem the Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided below, when the redemption date falls after the Dividend Record Date and before the corresponding Dividend Payment Date), without interest. Holders of Preferred Stock to be redeemed will surrender the Preferred Stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Preferred Stock, and such shares of Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Preferred Stock is to be redeemed, the Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

        Unless full cumulative dividends on all shares of Preferred Stock have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no shares of Preferred Stock will be redeemed unless all outstanding shares of Preferred Stock are simultaneously redeemed, and we will not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock (except in exchange for our capital stock ranking junior to the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing will not prevent such action by our Board or its designees pursuant to our Charter to ensure that we remain qualified as a REIT for federal income tax purposes or the purchase or acquisition by us of shares of Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock.

        Notice of redemption will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state the place or places where the Series C Preferred Stock is to be surrendered for payment of the redemption price.

        Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder will specify the number of shares of Preferred Stock held by such holder to be redeemed. Immediately prior to any redemption of Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends through and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Preferred Stock at the close of business on such Dividend Record Date will be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

        The Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

  Voting Rights

        Holders of the Preferred Stock do not have any voting rights, except currently as set forth below.

        Whenever dividends on any shares of Preferred Stock or any series of preferred stock ranking on a parity as to the payment of dividends with the Preferred Stock is in arrears for six or more quarterly periods, whether or not consecutive (or a "Preferred Dividend Default"), the holders of the Preferred Stock (voting separately as a single class with all other series of our preferred stock ranking on a parity with the Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation (or "Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional members of our Board (or "Preferred Stock Directors"), provided that any such directors, if elected, will not cause us to violate the corporate governance requirement of the NYSE that listed companies must have a majority of independent directors, and the number of directors on the Board will increase by two, at a special meeting called by the holders of record of at least 20% of the Preferred Stock or any other series of Parity Preferred so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders in which event such election will be held at such next annual or special meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of the Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Preferred Stock for the past dividend periods and the dividend for the then-current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

        If and when all accumulated dividends and the dividend for the then-current dividend period on the Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Preferred Stock have been paid in full or set aside for payment in full, the holders thereof will be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then-current period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected will terminate and the number of directors on the Board will decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by, and will not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Preferred Stock when they have the voting rights described above (voting separately as a single class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default continues, any vacancy in the office of a Preferred Stock Director may be filled by the written consent of the Preferred Stock Directors remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Preferred Stock when they have the voting rights described above (voting separately as a single class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors will each be entitled to one vote per director on any matter.

        So long as any shares of the Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a single class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable),

  (a)
  authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

  (b)
  amend, alter or repeal any of the provisions of our Charter so as to affect materially and adversely any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock, provided that any increase or decrease in the amount of the authorized preferred stock (subject to the limit that the number of authorized shares of preferred stock will not be decreased below the number issued and outstanding at such time), including the Preferred Stock (subject to the limit that the number of authorized shares of each series of preferred stock will not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Preferred Stock that we may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, will be deemed not to affect materially and adversely such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption; or

  (c)
  enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock or a consolidation, merger or similar transaction unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the Preferred Stock remain outstanding with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock that are not individually or in the aggregate materially less favorable to the holders of the Preferred Stock than the preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Preferred Stock as described herein.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of the Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

  Conversion

        The Preferred Stock is not convertible into or exchangeable for any of our property or securities.

Limitation of Liability

        The Maryland General Corporation Law permits the Charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Charter provides for elimination of the personal liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

Maryland Business Combination Statute

        The Maryland General Corporation Law establishes special requirements for certain "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. "Business combinations" include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is any person who beneficially owns 10% or more of the voting power of the outstanding voting stock or is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date on which interested stockholder status is determined, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock. Among other things, the law prohibits any business combination between us and an interested stockholder or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder unless the Board approved in advance the transaction in which the person became an interested stockholder. The Board may provide that its approval is subject to compliance with any terms and conditions determined by the Board.

        The business combination statute requires payment of a fair price to stockholders to be determined as set forth in the statute or a supermajority stockholder approval of any transactions between us and an interested stockholder after the end of the five-year period. This approval means that the transaction must be recommended by the Board and approved by at least:

  •
  80% of the votes entitled to be cast by holders of outstanding voting shares; and

  •
  66 2/3% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        The business combination statute restricts the ability of third parties who acquire, or seek to acquire, control of us to complete mergers and other business combinations without the approval of the Board even if such a transaction would be beneficial to stockholder.

        The Board has exempted any business combination with any person from the business combination statute, so long as the Board first approves such business combination.

Maryland Control Share Acquisition Statute

        The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by 66 2/3% of the votes entitled to be cast on the matter. The acquiring person, officers and directors who are also employees are not entitled to vote on the matter. "Control shares" are shares of stock that, taken together with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors in one of the following ranges: 10% or more but less than 33 1/3%; 33 1/3% or more but less than 50%; or 50% or more. Control shares do not include shares of stock that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        A person who has made (or proposes to make) a control share acquisition and who satisfies certain conditions (including agreeing to pay the expenses of the meeting) may compel the Board to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

        If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as required by the statute, then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

  •
  the last control share acquisition by the acquiring person; or

  •
  any meeting where stockholders considered and did not approve voting rights of the control shares.

        If voting rights for control shares are approved at a stockholders' meeting and the acquiring person becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that stockholders would be able to require us to redeem shares of our stock from them for fair value. For this purpose, the fair value may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

        The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction or acquisitions of shares approved or exempted by the Charter or the Bylaws.

        The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that the Board will not amend or eliminate this provision in the future. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

        American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, is the transfer agent and registrar for our Common Stock, Series B Preferred Stock and, Series C Preferred Stock. Its telephone number is (800) 937-5449 (toll-free).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income and estate tax consequences to the holders of shares of Preferred Stock who, pursuant to the Exchange Offer, exchange such shares for shares of Common Stock. The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of Stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, persons who acquired shares as compensation and persons who sold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for federal income tax purposes). Moreover, this discussion assumes that all Stockholders hold shares of Preferred Stock as capital assets within the meaning of Section 1221 of the Code.

        You should be aware that in this section, when we use the term:

  •
  "Code," we mean the Internal Revenue Code of 1986, as amended;

  •
  "Disqualified Organization," we mean any organization described in Section 860E(e)(5) of the Code, including:

  i.
  the United States;

  ii.
  any state or political subdivision of the United States;

  iii.
  any foreign government;

  iv.
  any international organization;

  v.
  any agency or instrumentality of any of the foregoing;

  vi.
  any charitable remainder trust or other tax-exempt organization, other than a farmer's cooperative described in Section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

  vii.
  any rural electrical or telephone cooperative;

  •
  "Domestic Stockholder," we mean a Stockholder that is a U.S. Person;

  •
  "Foreign Stockholder," we mean a Stockholder that is not a U.S. Person;

  •
  "IRS," we mean the Internal Revenue Service;

  •
  "QRS," we mean a qualified REIT subsidiary as that term is defined in Section 856(i)(2) of the Code;

  •
  "REMIC," we mean a real estate mortgage investment conduit;

  •
  "Stockholder," we mean a holder of shares of our capital stock;

  •
  "TMP," we mean a taxable mortgage pool as that term is defined in Section 7701(i)(2) of the Code;

  •
  "TRS," we mean a taxable REIT subsidiary as that term is defined in Section 856(l) of the Code; and

  •
  "U.S. Person," we mean (i) a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof, including, for this purpose, the District of Columbia; (iii) a partnership (or entity treated as a partnership for tax purposes) organized in the United States or under the laws of the United States or of any state thereof, including, for this purpose, the District of Columbia (unless provided otherwise by future Treasury regulations); (iv) an estate whose income is includible in gross income for federal income tax purposes regardless of its source; or (v) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have authority to control all substantial decisions of the trust. Notwithstanding the preceding clause, to the extent provided in Treasury regulations, certain trusts that were in existence on August 20, 1996, that were treated as U.S. Persons prior to such date, and that elect to continue to be treated as U.S. Persons, also are U.S. Persons.

        If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership having foreign persons as partners should consult its tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

        The statements in this section are based on the current federal income tax laws. There is no assurance that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. There is no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

        This summary provides general information only and is not tax advice. We urge you to consult your tax advisor regarding the specific tax consequences to you of an exchange of Preferred Stock for Common Stock pursuant to the Exchange Offer. Specifically, all holders should consult their tax advisor regarding the federal, state, local, foreign and other tax consequences of the exchange of Preferred Stock for Common Stock, as well as potential changes in applicable tax laws.

Treatment of the Exchange Offer

  Recapitalization

        The exchange of Preferred Stock for Common Stock pursuant to the Exchange Offer will be treated as a recapitalization for U.S. federal income tax purposes.

        Under the tax rules applicable to recapitalizations, a Domestic Stockholder will not recognize gain or loss on the exchange of Preferred Stock for Common Stock pursuant to the Exchange Offer.

        A Stockholder will have an aggregate tax basis in the Common Stock equal to the Domestic Stockholder's tax basis in the Preferred Stock exchanged therefor. The Stockholder's holding period for the Common Stock will include the period that the Domestic Stockholder held the Preferred Stock.

  Treatment of Foreign Stockholders

        As discussed below in "—Taxation of Foreign Stockholders," gain recognized by a Foreign Stockholder on the sale or exchange of our shares will not be subject to U.S. federal income tax unless our stock constitutes a U.S. real property interest ("USRPI"). Assuming that our stock does not constitute a USRPI, if you are a Foreign Stockholder and you do not hold shares of Preferred Stock in connection with the conduct of a United States trade or business, you will generally not be subject to U.S. federal income tax on any gain resulting from your exchange of Preferred Stock for Common Stock pursuant to the Exchange Offer. If, however, you are a nonresident alien individual and were present in the United States for 183 days or more during the taxable year, then you will be subject to a 30% tax on any capital gain recognized. See "—Taxation of Stockholders—Taxation of Foreign Stockholders."

  Taxation of Domestic Stockholders

Distributions.    As long as we qualify as a REIT, distributions we make to our taxable Domestic Stockholders out of current or accumulated earnings and profits that are not designated as capital gain dividends will be taxed as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock and then to our Common Stock. Dividends we pay to a corporation will not be eligible for the dividends received deduction. In addition, distributions we make to individuals and other Domestic Stockholders that are not corporations generally will not be eligible for the 15% reduced rate of tax currently (through December 31, 2010) in effect for "qualified dividend income." However, provided certain holding period and other requirements are met, an individual or other non-corporate Domestic Stockholder will be eligible for the 15% reduced rate with respect to (i) distributions attributable to dividends we receive from certain "C" corporations, such as our TRSs, and (ii) distributions attributable to income upon which we have paid corporate income tax.

        Distributions that we designate as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which you have owned our stock. However, corporate Domestic Stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        Long-term capital gains are generally taxable at maximum federal rates of 15% (through December 31, 2010) in the case of individuals, trusts and estates, and at 35% in the case of corporations. Capital gains dividends are not eligible for the dividends received deduction.

        Rather than distribute our net capital gains, we may elect to retain and pay the federal income tax on them, in which case you will (i) include your proportionate share of the undistributed net capital gains in income, (ii) receive a credit for your share of the federal income tax we pay and (iii) increase the basis in your stock by the difference between your share of the capital gain and your share of the credit. Our earnings and profits will be adjusted accordingly.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to you to the extent that they do not exceed your adjusted tax basis in our stock you own, but rather, will reduce your adjusted tax basis in your stock. Assuming that the stock you own is a capital asset, to the extent that such distributions exceed your adjusted tax basis in the stock you own, you must include them in income as long-term capital gain (or short-term capital gain if the stock has been held for one year or less).

        If we declare a dividend in October, November or December of any year that is payable to Stockholders of record on a specified date in any such month, but actually distribute the amount declared in January of the following year, then you must treat the January distribution as though you received it on December 31 of the year in which we declared the dividend. In addition, we may elect to treat other distributions made after the close of the taxable year as having been paid during such taxable year, but you will be treated as having received these distributions in the taxable year in which they are actually made.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See "—Annual Distribution Requirements." Such losses, however, are not passed through to stockholders; you may be subject to tax on those distributions. In addition, as discussed above, our ability to utilize our net operating losses and carryforwards will be subject to limitations as a result of the Exchange Offer.

        Although we do not expect to recognize any excess inclusion income, if we did recognize excess inclusion income, we would identify a portion of the distributions that we make to you as excess inclusion income. Your taxable income can never be less than the sum of your excess inclusion income for the year; excess inclusion income cannot be offset with net operating losses or other allowable deductions. See "—Taxable Mortgage Pools."

         Dispositions of Our Stock.    Any gain or loss you recognize upon the sale or other disposition of our stock will generally be capital gain or loss for federal income tax purposes, and will be long-term capital gain or loss if you held the stock for more than one year. In addition, any loss you recognize upon a sale or exchange of our stock that you have owned for six months or less (after applying certain holding period rules) will generally be treated as a long-term capital loss to the extent of distributions received from us that you are required to treat as long-term capital gain.

        If you recognize a loss upon a disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, significant penalties may be imposed for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including our advisors) may be subject to disclosure or other requirements pursuant to these regulations.

        Amounts that you are required to include in taxable income with respect to our stock that you own, including taxable distributions and the income you recognize with respect to undistributed net capital gain, and any gain recognized upon your disposition of our stock, will not be treated as passive activity income. You may not offset any passive activity losses you may have, such as losses from limited partnerships in which you have invested, with income you recognize with respect to our shares of stock. Generally, income you recognize with respect to our stock will be treated as investment income for purposes of the investment interest limitations.

         Information Reporting and Backup Withholding.    We will report to our Stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, you may be subject to backup withholding at a current rate of 28% with respect to distributions unless you:

  •
  are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or

  •
  provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the applicable requirements of the backup withholding rules.

        Any amount paid as backup withholding will be creditable against your income tax liability. For a discussion of the backup withholding rules as applied to foreign owners, see "—Taxation of Foreign Stockholders."

  Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, are generally exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). Provided that a tax-exempt Stockholder (i) has not held our stock as "debt financed property" within the meaning of the Code and (ii) has not used our stock in an unrelated trade or business, amounts that we distribute to tax-exempt Stockholders generally should not constitute UBTI. However, a tax-exempt Stockholder's allocable share of any excess inclusion income that we recognize will be subject to tax as UBTI. See "—Taxable Mortgage Pools."

        Tax-exempt Stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from taxation under special provisions of the federal income tax laws, are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

        In certain circumstances, a qualified employee pension trust or profit sharing trust that owns more than 10% of our stock could be required to treat a percentage of the dividends that it receives from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless either (a) one pension trust owns more than 25% of the value of our stock or (b) a group of pension trusts individually holding more than 10% of our stock collectively owns more than 50% of the value of our stock. However, the restrictions on ownership and transfer of our stock, as described under "Description of Capital Stock" are designed among other things to prevent a tax-exempt entity from owning more than 10% of the value of our stock, thus making it unlikely that we will become a pension-held REIT.

  Taxation of Foreign Stockholders

Ordinary Dividend Distributions.    The portion of dividends received by a Foreign Stockholder payable out of our current and accumulated earnings and profits that are not attributable to our capital gains and that are not effectively connected with a U.S. trade or business of the Foreign Stockholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable income tax treaty). In general, a Foreign Stockholder will not be considered engaged in a U.S. trade or business solely as a result of its ownership of our stock. In cases where the dividend income from a Foreign Stockholder's investment in our stock is (or is treated as) effectively connected with the Foreign Stockholder's conduct of a U.S. trade or business, the Foreign Stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as Domestic Stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Foreign Stockholder that is a foreign corporation). If a Foreign Stockholder is the record holder of shares of our stock, we plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a Foreign Stockholder unless:

  •
  a lower income treaty rate applies and the Foreign Stockholder provides us with an IRS Form W-8BEN evidencing eligibility for that reduced rate; or

  •
  the Foreign Stockholder provides us with an IRS Form W-8ECI certifying that the distribution is effectively connected income.

        Under some income tax treaties, lower withholding tax rates do not apply to ordinary dividends from REITs. Furthermore, reduced treaty rates are not available to the extent that distributions are treated as excess inclusion income. See "—Taxable Mortgage Pools."

         Non-Dividend Distributions.    Distributions we make to a Foreign Stockholder that are not considered to be distributions out of our current and accumulated earnings and profits will not be subject to U.S. federal income or withholding tax unless the distribution exceeds the Foreign Stockholder's adjusted tax basis in our stock at the time of the distribution and, as described below, the Foreign Stockholder would otherwise be taxable on any gain from a disposition of our stock. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. A Foreign Stockholder may, however, seek a refund of such amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided the proper forms are timely filed with the IRS by the Foreign Stockholder.

         Capital Gain Dividends.    Distributions that we make to Foreign Stockholders that are attributable to our disposition of U.S. real property interests ("USRPI," which term does not include interests in mortgage loans and mortgage-backed securities) are subject to U.S. federal income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") and may also be subject to branch profits tax if the Foreign Stockholder is a corporation that is not entitled to treaty relief or exemption. Although we do not anticipate recognizing any gain attributable to the disposition of USRPI, as defined by FIRPTA, Treasury regulations interpreting the FIRPTA provisions of the Code impose a withholding tax at a rate of 35% on all of our capital gain dividends (or amounts we could have designated as capital gain dividends) paid to Foreign Stockholders, even if no portion of the capital gains we recognize during the year are attributable to our disposition of USRPI. However, in any event, the FIRPTA rules will not apply to distributions to a Foreign Stockholder so long as (i) the class of our stock is regularly traded (as defined by applicable Treasury regulations) on an established securities market in the United States, and (ii) the Foreign Stockholder owns (actually or constructively) no more than 5% of such class of stock at any time during the one-year period ending with the date of the distribution.

         Dispositions of Our Stock.    Unless our stock constitutes a USRPI, a sale of our stock by a Foreign Stockholder generally will not be subject to U.S. federal income tax under FIRPTA. We do not expect that our stock will constitute a USRPI. Our stock will not constitute a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interest in real property solely in the capacity as a creditor. Even if the foregoing test is not met, our stock will not constitute a USRPI if we are a domestically controlled REIT. A "domestically controlled REIT" is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Foreign Stockholders. We expect to qualify as a domestically-controlled REIT upon completion of the Exchange Offer but cannot guarantee that we will remain a domestically-controlled REIT.

        Even if we do not constitute a domestically controlled REIT, a Foreign Stockholder's sale of our stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) our stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Foreign Stockholder has owned (actually or constructively) 5% or less of our outstanding stock at all times during a specified testing period.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the Foreign Stockholder would generally be subject to the same treatment as a Domestic Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Foreign Stockholder in two cases. First, if the Foreign Stockholder's investment in our stock is effectively connected with a U.S. trade or business conducted by such Foreign Stockholder, the Foreign Stockholder will generally be subject to the same treatment as a Domestic Stockholder with respect to such gain. Second, if the Foreign Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

         Estate Tax.    Our stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.

Qualification as a REIT

        We elected to be taxed as a REIT under Section 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT and our method of operating has enabled us to qualify for taxation as a REIT and our proposed method of operating going forward will enable us to continue to qualify for taxation as a REIT. This conclusion is based on existing federal income tax law governing our qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests concern the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. There is no assurance that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see "—Failure to Qualify." Furthermore, you should also review the discussion on income taxation and REIT issues in our Quarterly Report in "Note 3. Significant Accounting Policies—Income Taxes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Matters."

Taxation as a REIT

        If we qualify for taxation as a REIT, we generally will not be subject to federal income tax on our taxable income that we currently distribute to our Stockholders, but taxable income generated by our domestic TRSs will be subject to regular federal (and applicable state and local) corporate income tax. However, we will be subject to federal tax in the following circumstances:

  •
  we will pay federal income tax on our taxable income, including net capital gain, that we do not distribute to Stockholders during, or within a specified time period after, the calendar year in which the income is earned;

  •
  we may be subject to the "alternative minimum tax" on any items of tax preference including any deductions of net operating losses;

  •
  we will pay federal income tax at the highest corporate rate on:

  •
  net income from the sale or other disposition of property acquired through foreclosure, which we refer to as foreclosure property, that we hold primarily for sale to customers in the ordinary course of business; and

    •
    other non-qualifying income from foreclosure property;

  •
  we will pay a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business;

  •
  if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "—Gross Income Tests," but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

  •
  the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by

  •
  a fraction intended to reflect our profitability;

  •
  if we fail to satisfy the asset tests by more than a de minimis amount, as described below under "—Asset Tests," as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which we failed to satisfy such asset tests;

  •
  if we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure was due to reasonable cause and not due to willful neglect, we will be required to pay a penalty of $50,000 for each such failure;

  •
  we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification;"

  •
  if we fail to distribute during a calendar year at least the sum of: (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year and (iii) any undistributed taxable income from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed, plus any retained amounts on which income tax has been paid at the corporate level;

  •
  we may elect to retain and pay federal income tax on our net long-term capital gain. In that case, a Domestic Stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain) and would receive a credit or refund for its proportionate share of the tax we paid;

  •
  we will be subject to a 100% excise tax on transactions between us and any of our TRSs that are not conducted on an arm's-length basis;

  •
  if (a) we recognize excess inclusion income for a taxable year as a result of our ownership of a 100% equity interest in a TMP or our ownership of a REMIC residual interest and (b) one or more Disqualified Organizations is the record owner of shares of our stock during that year, then we will be subject to tax at the highest corporate federal income tax rate on the portion of the excess inclusion income that is allocable to the Disqualified Organizations. We do not anticipate owning REMIC residual interests; we may, however, own 100% of the equity interests in one or more collateralized mortgage debt offerings or one or more trusts formed in connection with our securitization transactions, but intend to structure each collateralized mortgage debt offering and each securitization transaction so that the issuing entity would not be classified as a TMP. See "—Taxable Mortgage Pools;" and

  •
  if we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest corporate federal income tax rate if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

  •
  the amount of gain that we recognize at the time of the sale or disposition, and

  •
  the amount of gain that we would have recognized if we had sold the asset at the time we acquired it, assuming that the C corporation will not elect in lieu of this treatment to an immediate tax when the asset is acquired.

        Notwithstanding our qualification as a REIT, we may have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any domestic TRS in which we own an interest will be subject to federal, state and local corporate income tax on its taxable income. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

        A REIT is a corporation, trust or association that meets each of the following requirements:

  1.
  it is managed by one or more trustees or directors;

  2.
  its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

  3.
  it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

  4.
  it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

  5.
  at least 100 persons are beneficial owners of its shares or ownership certificates;

  6.
  not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year. For purposes of this requirement, indirect ownership will be determined by applying attribution rules set out in Section 544 of the Code, as modified by Section 856(h) of the Code;

  7.
  it elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

  8.
  it meets certain other qualification tests, described below, regarding the nature of its income and assets.

        We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual" generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, however, and beneficiaries of such a trust will be treated as owning our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

        We believe that we have issued and outstanding Common and Preferred Stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our Articles of Incorporation restrict the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our Articles of Incorporation restricting the ownership and transfer of common and preferred stock are described in "Description of our Capital Stock."

        To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these recordkeeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification and use a calendar year for federal income tax purposes. We intend to continue to comply with these requirements.

         Qualified REIT Subsidiaries.    A corporation that is a QRS is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a QRS are treated as assets, liabilities, and items of income, deduction and credit of the REIT. A QRS is a corporation, other than a TRS, all of the capital stock of which is owned, directly or indirectly, by the REIT. Thus, in applying the requirements described herein, any QRS that we own will be ignored, and all assets, liabilities, and items of income, deduction and credit of such QRS will be treated as our assets, liabilities, and items of income, deduction and credit. If we own 100% of the equity interests in a collateralized mortgage debt issuer or other securitization vehicle that is treated as a corporation for tax purposes, that collateralized mortgage debt issuer or other securitization vehicle would be a qualified REIT subsidiary, unless we and the collateralized mortgage debt issuer or other securitization vehicle jointly elect to treat the collateralized mortgage debt issuer or other securitization vehicle as a TRS.

         Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a partnership, limited liability company or trust that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners that are not QRSs or disregarded entities with respect to the REIT, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (see "—Asset Tests"), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

        If a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "—Asset Tests" and "—Gross Income Tests."

         Taxable REIT Subsidiaries.    A REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs.

        The separate existence of a TRS or other taxable corporation, unlike a QRS or other disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a domestic TRS would generally be subject to federal (and applicable state and local income tax) corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our Stockholders.

        A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the TRS. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales).

        Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We scrutinize all of our transactions with any of our TRSs in an effort to ensure that we do not become subject to this excise tax; however, there is no assurance that we will be successful in avoiding this excise tax.

  Gross Income Tests

        We must satisfy two gross income tests annually to maintain qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive from investments relating to real property or mortgages on real property, or from qualified temporary investments. Qualifying income for purposes of the 75% gross income test generally includes:

  •
  rents from real property;

  •
  interest on debt secured by a mortgage on real property or on interests in real property;

  •
  dividends or other distributions on, and gain from the sale of, shares in other REITs;

  •
  gain from the sale of real estate assets;

  •
  any amount includible in gross income with respect to a regular or residual interest in a REMIC, unless less than 95% of the REMIC's assets are real estate assets, in which case only a proportionate amount of such income will qualify; and

  •
  income derived from certain temporary investments.

        Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (provided that such stock or securities are not property held primarily for sale to customers in the ordinary course of business) or any combination of these.

        Gross income from the sale of property held primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code, as described under "—Failure to Satisfy Gross Income Tests." Income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets will generally be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test), as described under "—Hedging Transactions" below. We intend to monitor the amount of our non-qualifying income and manage our investment portfolio to comply at all times with the gross income tests but there is no assurance that we will be successful in this effort.

         Interest.    The term "interest," as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following: (i) an amount that is based on a fixed percentage or percentages of gross receipts or sales and (ii) an amount that is based on the income or profits of a borrower, where the borrower derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, but only to the extent that the amounts received by the borrower would be qualifying "rents from real property" if received directly by a REIT.

        If a loan contains a provision that entitles a REIT to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

        Interest on debt secured by a mortgage on real property or on interests in real property is generally qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property (i.e., the amount by which the loan exceeds the value of the real estate that is security for the loan).

        Interest, including original issue discount or market discount, that we accrue on our real estate-related investments generally will be qualifying income for purposes of both gross income tests.

         Fee Income.    We may receive various fees in connection with our operations. The fees will be qualifying income for purposes of both the 75% gross income and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by a mortgage on real property or an interest in real property and the fees are not determined by income or profits of any person. Other fees are not qualifying income for purposes of either gross income test. Any fees earned by our TRSs will not be included for purposes of the gross income tests.

         Dividends.    Our share of any dividends received from any corporation (including any TRS but excluding any QRS) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

         Rents from Real Property.    We currently do not own and do not intend to acquire any significant amount of real property that we would hold for the production of rental income.

         Hedging Transactions.    We have, from time to time, entered into hedging transactions with respect to the interest rate risk associated with our borrowings and we intend to do so going forward. Generally, for any hedging transaction that we entered into prior to December 31, 2004 to manage interest rate risk associated with incurring indebtedness to acquire or carry real estate assets, such as mortgage loans or mortgage-backed securities, any income or gain from such hedging transactions would be qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. For hedging transactions that we have entered into after December 31, 2004, we must comply with certain identification procedures set out in Treasury regulations to ensure the status of our hedging transactions as hedges for tax purposes, and, as was the case under the earlier rule, our hedges must manage risk associated with debt incurred or to be incurred to acquire or carry real estate assets. To the extent that we enter into a contract to hedge interest rate risk on indebtedness incurred or to be incurred to acquire or carry real estate assets, and to the extent we comply with applicable tax hedge identification rules, any income and gain from such hedging transaction will be excluded from gross income for purposes of the 95% gross income test but will be treated as non-qualifying income for purposes of the 75% gross income test. To the extent that we hedge for other purposes, the resultant income or gain from hedging may not be treated as income that qualifies under the 95% gross income test. We have endeavored to structure any hedging transaction in a manner that does not jeopardize our status as a REIT but there is no assurance that we will be successful in this regard. We have conducted, and may continue to conduct, some or all of our hedging activities through a TRS, rather than participating in hedging transactions directly. There is no assurance, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

         Failure to Satisfy Gross Income Tests.    We have monitored and intend to continue to monitor the amount of our non-qualifying income and manage our assets to comply with the gross income tests for each taxable year for which we seek to maintain our REIT qualification. There is no assurance, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. These relief provisions will be generally available if (i) our failure to meet such tests was due to reasonable cause and not due to willful neglect and (ii) we file with the IRS a schedule describing the sources of our gross income in accordance with Treasury regulations. We cannot predict, however, whether in all circumstances, we would qualify for the benefit of these relief provisions. In addition, as discussed above under "—Taxation as a REIT," even if the relief provisions apply, a tax would be imposed upon the amount by which we fail to satisfy the particular gross income test.

  Asset Tests

        To qualify as a REIT, we must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of some combination of real estate assets, cash, cash items, government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term real estate assets includes interests in real property (including leaseholds and options to acquire real property and leaseholds), stock of other corporations that qualify as REITs, and interests in mortgage loans secured by real property (including certain types of mortgage-backed securities). Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

        Second, the value of our interest in any one issuer's securities (other than debt and equity securities issued by any of our TRSs, QRSs, any other entity that is disregarded as an entity separate from us, and any equity interest we may hold in a partnership) may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or 10% of the value of any one issuer's outstanding securities (other than debt and equity securities issued by any of our TRSs, QRSs, any other entity that is disregarded as an entity separate from us, and any equity interest we may hold in a partnership). For purposes of the 10% value test, the term "securities" does not include certain straight debt securities. Generally, the term "straight debt" refers to debt instruments that do not provide for contingent payments based on earnings or profits of the issuer or another party and are not convertible into stock of the issuer . Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, not more than 25% of our total assets may be represented by securities.

        Notwithstanding the general rule that, for purposes of the gross income and asset tests, a REIT is treated as owning its proportionate share of the underlying assets of a partnership in which it holds a partnership interest, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of the asset tests, unless it is a qualifying mortgage asset or otherwise satisfies the rules for straight debt. Similarly, although stock of another REIT qualifies as a real estate asset for purposes of the REIT asset tests, non-mortgage debt issued by another REIT will not so qualify.

        Any regular or residual interest that we own in a REMIC will generally qualify as real estate assets. However, if less than 95% of the assets of a REMIC consist of assets that qualify as real estate assets, then we will be treated as holding directly our proportionate share of the assets of such REMIC for purposes of the asset tests.

        We believe that most of the real estate-related securities that we have held, and that we expect to hold going forward, have been and will be qualifying assets for purposes of the 75% asset test. However, our investment in other asset-backed securities, loans and other instruments that are not secured by mortgages on real property will not be qualifying assets for purposes of the 75% asset test.

        We have monitored and will continue to monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There is no assurance, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we are required to estimate the value of our assets to ensure compliance with the asset tests. However, some of the assets that we may own may not be susceptible to precise valuation. Although we have sought to and will continue to seek to be prudent in making these estimates, there is no assurance that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and would fail to qualify as a REIT.

         Failure to Satisfy Asset Tests.    If we fail to satisfy the asset tests as the end of a quarter, we will not lose our REIT qualification if:

  •
  we satisfied the asset tests at the end of the preceding calendar quarter; and

  •
  the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

        If we did not satisfy the condition described in the second bullet above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

        If we violate the 5% value test, 10% voting test or 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our total assets or $10 million) and (ii) we dispose of these assets or otherwise comply with the asset tests within six months after the last day of the quarter. In the event of a failure of any of the asset tests, other than one described in the immediately preceding sentence, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) file with the IRS a schedule describing the assets that caused the failure, (ii) dispose of these assets or otherwise comply with the asset tests within six months after the last day of the quarter and (iii) pay a tax equal to the greater of $50,000 per failure or an amount equal to the product of the highest corporate income tax rate (currently 35%) and the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

  Annual Distribution Requirements

        To qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our Stockholders in an amount at least equal to:

  (A)
  the sum of

  (i)
  90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gains), and

  (ii)
  90% of the net income (after tax), if any, from foreclosure property (as described below), minus

  (B)
  the sum of certain items of non-cash income.

        If we were to recognize "built-in-gain" (as defined below) on disposition of any assets acquired from a "C" corporation in a transaction in which our basis in the assets was determined by reference to the "C" corporation's basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. "Built-in-gain" is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

        Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we file a timely federal income tax return for the year and pay the distribution with or before the first regular dividend payment after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to Stockholders of record on a specified day in any such month, and we actually pay the dividends before the end of January of the following year. The distributions under clause (i) are taxable to our Stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

        We will pay federal income tax at corporate tax rates on our taxable income, including net capital gain, that we do not distribute to Stockholders. Furthermore, if we fail to distribute during each calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. We have and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate federal income tax and the 4% nondeductible excise tax.

        We may elect to retain, rather than distribute, our net capital gain, if any, and pay tax on such gains. In this case, we could elect to have our Stockholders include their proportionate share of such undistributed capital gains in income and to receive a corresponding credit for their share of the tax paid by us. Stockholders would then increase the adjusted basis of their stock by the difference between the designated amounts of capital gains from us that they include in their taxable income, and the tax paid on their behalf by us with respect to that income.

        To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See "—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders."

        We may find it difficult or impossible to meet distribution requirements in certain circumstances. Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets. For instance, we may be required to accrue interest and discount income on mortgage loans, mortgage-backed securities, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. Moreover, in certain instances we may be required to accrue taxable income that we may not actually recognize as economic income. For example, if we own a residual equity position in a mortgage loan securitization, we may recognize taxable income that we will never actually receive due to losses sustained on the underlying mortgage loans. Although those losses would be deductible for tax purposes, they would likely occur in a year subsequent to the year in which we recognized the taxable income. Thus, for any taxable year, we may be required to fund distributions in excess of cash flow received from our investments. If such circumstances arise, in order to fund our distribution requirement and maintain our REIT qualification, we may have to sell assets at unfavorable prices, borrow at unfavorable terms, make taxable stock dividends, or pursue other strategies. There is no assurance, however, that any such strategy would be successful if our cash flow were to become insufficient to make the required distributions.

        Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to Stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest and a penalty to the IRS based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in "—Gross Income Tests" and "—Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular federal corporate income tax rates. Distributions to Stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to Stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate Stockholders may be eligible for the dividends received deduction, and individual Stockholders and other non-corporate Stockholders may be eligible to be taxed at the reduced 15% rate currently applicable to qualified dividend income (through December 31, 2010). Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot predict whether in all circumstances we would be entitled to such statutory relief.

Prohibited Transactions

        Net income derived by a REIT from a prohibited transaction is subject to a 100% excise tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held "primarily for sale to customers in the ordinary course of a trade or business." Although we have not held and do not expect to hold assets primarily for sale to customers in the ordinary course of our business, these terms are dependent upon the particular facts and circumstances, and there is no assurance that we will never be subject to this excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS, although such income will be subject to tax in the hands of the TRS at regular federal corporate income tax rates.

Foreclosure Property

        A REIT is subject to tax at the maximum corporate rate (currently 35%) on any income from foreclosure property, including gain from the disposition of such foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as result of the REIT having bid on such property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Taxable Mortgage Pools

        An entity, or a portion of an entity, may be classified as a TMP under the Code if (i) substantially all of its assets consist of debt obligations or interests in debt obligations, (ii) more than 50% of those debt obligations are real estate mortgage loans, interests in real estate mortgage loans or interests in certain mortgage-backed securities as of specified testing dates, (iii) the entity has issued debt obligations that have two or more maturities and (iv) the payments required to be made by the entity on its debt obligations "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets. Under Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consists of debt obligations, these debt obligations are considered not to comprise "substantially all" of its assets, and therefore the entity would not be treated as a TMP.

        We have not entered into, and we do not intend to enter into, securitization or financing transactions that will cause us to be viewed as owning interests in one or more TMPs. Generally, if an entity or a portion of an entity is classified as a TMP, then the entity or portion thereof is treated as a taxable corporation and it cannot file a consolidated federal income tax return with any other corporation. If, however, a REIT owns 100% of the equity interests in a TMP, then the TMP is a QRS and, as such, ignored as an entity separate from the REIT.

        If, notwithstanding our intent to avoid having the issuing entity in any of our securitization or financing transactions classified as a TMP, one or more of such transactions was so classified, then as long as we owned 100% of the equity interests in the issuing entity, all or a portion of the income that we recognize with respect to our investment in the issuing entity will be treated as excess inclusion income. Section 860E(c) of the Code defines the term "excess inclusion" with respect to a residual interest in a REMIC. The IRS, however, has yet to issue guidance on the computation of excess inclusion income on equity interests in a TMP held by a REIT. Generally, however, excess inclusion income with respect to our investment in any TMP and any taxable year will equal the excess of (i) the amount of income we accrue on our investment in the TMP over (ii) the amount of income we would have accrued if our investment were a debt instrument having an issue price equal to the fair market value of our investment on the day we acquired it and a yield to maturity equal to 120% of the long-term applicable federal rate in effect on the date we acquired our interest. The term "applicable federal rate" refers to rates that are based on weighted average yields for treasury securities and are published monthly by the IRS for use in various tax calculations. If we undertake securitization transactions that are TMPs, the amount of excess inclusion income we recognize in any taxable year could represent a significant portion of our total taxable for that year.

        Although we intend to structure our securitization and financing transactions so that we will not recognize any excess inclusion income, there is no assurance that we will always be successful in this regard. If, notwithstanding our intent, we recognized excess inclusion income, then under guidance issued by the IRS, we would be required to allocate the excess inclusion income proportionately among the dividends we pay to our Stockholders and we must notify our Stockholders of the portion of our dividends that represents excess inclusion income. The portion of any dividend you receive that is treated as excess inclusion income is subject to special rules. First, your taxable income can never be less than the sum of your excess inclusion income for the year; excess inclusion income cannot be offset with net operating losses or other allowable deductions. Second, if you are a tax-exempt organization, your excess inclusion income is subject to the unrelated business income tax; then the excess inclusion portion of any dividend you receive will be treated as unrelated business taxable income. Third, dividends paid to Foreign Stockholders who hold stock for investment and not in connection with a trade or business conducted in the United Sates will be subject to United States federal withholding tax without regard to any reduction in rate otherwise allowed by any applicable income tax treaty.

        If we recognize excess inclusion income, and one or more Disqualified Organizations are record holders of shares of stock, we will be taxable at the highest federal corporate income tax rate on the portion of any excess inclusion income equal to the percentage of our stock that is held by Disqualified Organizations. In such circumstances, we may reduce the amount of our distributions to a Disqualified Organization whose stock ownership gave rise to the tax. To the extent that our Common Stock owned by Disqualified Organizations is held by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for a tax at the highest corporate tax rate on the portion of our excess inclusion income allocable to our stock held by the broker/dealer or other nominee on behalf of the Disqualified Organizations.

 CERTAIN SECURITIES LAWS CONSIDERATIONS

        All of the shares of Preferred Stock outstanding as of the date of this Offering Circular were issued in an offering that was registered pursuant to the Securities Act. The issuance of Common Stock upon exchange of the Preferred Stock is exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Because all outstanding shares of Preferred Stock were registered under the Securities Act, we expect that all of our Common Stock issued in the Exchange Offer and Consent Solicitation to persons unaffiliated with us will be freely tradable under U.S. securities laws by such non-affiliates. The Common Stock issued in the Exchange Offer and Consent Solicitation to persons or entities who are affiliated with us will not be freely tradable and any resale would have to comply with applicable exemptions under the securities laws, including, without limitation, Rule 144 under the Securities Act. You are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act.

FINANCIAL ADVISOR

        We have retained UBS Securities LLC as our exclusive financial advisor in connection with the Exchange Offer. We are paying UBS a fee for its services and have agreed to indemnify UBS Securities LLC for certain liabilities. UBS Securities LLC's compensation is in no way contingent on the results or the success of the Exchange Offer. UBS Securities LLC has not been retained to, and will not, solicit acceptances of the Exchange Offer or make any recommendation with respect thereto.

        The financial advisor and its affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The financial advisor has received, and may in the future receive, compensation from us and our subsidiaries for such services; provided, however, the financial advisor has not received and may not in the future receive, directly or indirectly, any commission or other remuneration for soliciting the exchange of the securities contemplated by this Offering Circular. In the ordinary course of business, UBS and its affiliates may trade the securities of the Company for their own accounts and for the accounts of customers, and may at any time hold a long or short position in such securities.

        Neither the financial advisor nor any of its affiliates have independently verified or investigated the accuracy or completeness of any of the information contained herein and they expressly disclaim any responsibility or duty to verify or investigate the accuracy or completeness of any such information.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any Offering Circular we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

        Our internet website address is www.impaccompanies.com. We make available free of charge, through our internet website, under the "Investors—Investor Information—SEC Filings" section, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in or accessible from our internet website is not part of this Offering Circular.

        We filed a Schedule TO pursuant to Rule 13e-4 under the Exchange Act to furnish certain information about the Exchange Offer and Consent Solicitation. You may obtain copies of the Schedule TO (and any amendments to those documents) in the manner described above.

        This Offering Circular incorporates by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference, and included herewith, is deemed to be part of this Offering Circular, except for any information superseded by information in this Offering Circular. We have filed the documents listed below with the SEC and these documents are incorporated herein by reference:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on May 21, 2008 (which is included with this Offering Circular);

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on September 15, 2008;

  •
  our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2008, filed on September 17, 2008;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 12, 2008 (which is included with this Offering Circular);

  •
  our definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on June 5, 2008 for our 2008 Annual Meeting of Stockholders held on July 10, 2008;

  •
  our Current Reports on Form 8-K filed on February 14, 2008, March 14, 2008, May 14, 2008, June 5, 2008, June 17, 2008, July 11, 2008, November 10, 2008, November 18, 2008 and November 19, 2008;

  •
  the description of our Common Stock included in Form 8-A, including all amendments and reports filed for the purpose of updating such description;

  •
  the description of our Series B Preferred Stock included in Form 8-A12B/A, Amendment No. 1 filed on June 30, 2004; and

  •
  the description of our Series C Preferred Stock included in Form 8-A12B filed on November 19, 2004.

        Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Circular and prior to the expiration of the Exchange Offer and Consent Solicitation to which this Offering Circular relates (other than information in such documents that is not deemed to be filed), will automatically be deemed to be incorporated by reference in this Offering Circular and to be part hereof from the date of filing those documents.

        We have not authorized anyone to give any information or make any representation about the Exchange Offer and Consent Solicitation that is different from, or in addition to, that contained in this Offering Circular. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Offering Circular are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Offering Circular does not extend to you. The information contained in this Offering Circular speaks only as of the date of this Offering Circular unless the information specifically indicates that another date applies.

The Information Agent for this Exchange Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and brokers call collect: (212) 269-5550
All others call toll free: (800) 269-6427

 ANNEX A

Amendment to the Company's Charter
Series B Preferred Stock

 IMPAC MORTGAGE HOLDINGS, INC.

Articles of Amendment~~Articles Supplementary~~
~~9.375% Series B Cumulative Redeemable Preferred Stock~~

        Impac Mortgage Holdings, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST: ~~Under a power contained in Article VI of the Articles of Amendment and Restatement of the Corporation, as amended and supplemented (the "Charter"), the Board of Directors by duly adopted resolutions classified and designated 7,500,000 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of~~ 9.375% Series B Cumulative Redeemable Preferred Stock accepted for record by the State Department of Assessments and Taxation of Maryland on May 26, 2004 (the "Articles Supplementary") and forming a part of the charter of the Corporation (the "Charter") shall be amended as follows: ~~with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof~~.

        1.     The Articles Supplementary shall be amended and restated and replaced as follows:

Series B Preferred Stock

          (1)   DESIGNATION AND NUMBER. A series of preferred stock, designated the "9.375% Series B Cumulative Redeemable Preferred Stock" (the "Series B Preferred Stock"), is hereby established. The number of shares of the Series B Preferred Stock shall be ~~7,500,000.~~2,000,000.

          (2)   RANK. The Series B Preferred Stock shall, with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock, to the Series A Junior Participating Preferred Stock (as defined in the Charter) and to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank junior to such Series B Preferred Stock; (b) on a parity with all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank on parity with the Series B Preferred Stock; and (c) junior to all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock. The term "equity securities" shall not include convertible debt securities.

          (3)   DIVIDENDS.

            (a)   Holders of the then outstanding shares of Series B Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, ~~cumulative preferential~~ cash dividends at the rate of 9.375% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.34375 per share). Such dividends shall not be cumulative ~~from the first date on which any Series B Preferred Stock is issued~~ and shall, if declared, be payable quarterly ~~in arrears~~ on March 31, June 30, September 30, and December 31 of each year or, if not a business day, the prior preceding business day (each, a "Dividend Payment Date"). Any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months ~~(it being understood that the dividend payable on June 30, 2004 will be for less than the full dividend period)~~. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month on which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

            (b)   No dividends on shares of Series B Preferred Stock shall be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

            (c)   ~~Notwithstanding the foregoing, dividends on the Series B Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings. whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.~~The Corporation shall not be obligated to pay any unpaid dividend accrued on or prior to the effective date of these Articles of Amendment.

            (d)   ~~Except as provided in Section 3(e) below, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or in shares of any series of preferred stock making junior to the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any preferred stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation, nor shall any shares of Common Stock, or any shares of preferred stock of the Corporation ranking junior to or on a parity with the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or nude available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of Article VII of the Charter).~~Intentionally Omitted.

            (e)   When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series B Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series B Preferred Stock in that respective quarter shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio ~~that accrued dividends per share on the Series B Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other~~in that respective quarter.. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series B Preferred Stock which ~~may be in arrears~~is declared but unpaid.

            (f)    Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the earliest ~~accrued~~declared but unpaid dividend due with respect to such shares which remains payable. Holders of the Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock in excess of ~~full cumulative~~ dividends on the Series B Preferred Stock which have been declared as described above.

          (4)   LIQUIDATION DISTRIBUTION.

            (a)   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series B Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation, legally available for distribution to its stockholders, the sum of ~~(a)~~ a liquidation preference of $25.00 per share~~, (b) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment and (c) the applicable premium (expressed in dollar amount) per share during the applicable period as set forth in the table below,~~ before any distribution of assets is made to holders of Common Stock or any series of preferred stock of the Corporation that ranks junior to the Series B Preferred Stock ~~as to liquidation rights:~~.

~~12-Month Period~~	~~Applicable Premium~~
~~May 28, 2004 to May 27, 2005~~	~~$~~	~~2.00~~
~~May 28, 2005 to May 27, 2006~~	~~$~~	~~1.75~~
~~May 28, 2006 to May 27, 2007~~	~~$~~	~~1.50~~
~~May 28, 2007 to May 27, 2008~~	~~$~~	~~1.00~~
~~May 28, 2008 to May 27, 2009~~	~~$~~	~~0.50~~
~~May 28, 2009 and thereafter~~	~~$~~	~~0.00~~

            (b)   In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series B Preferred Stock in the distribution of assets, then the holders of the Series B Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

            (c)   After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

            (d)   Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series B Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

            (e)   The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

          (5)   REDEMPTION.

            (a)   Right of Optional Redemption.    The Series B Preferred Stock ~~is not redeemable prior to the fifth year anniversary of the issuance of the Series B Preferred Stock,~~ has no stated maturity and will not be subject to any sinking fund or mandatory redemption. ~~However, in~~In order to ensure that the Corporation continues to qualify as a real estate investment trust ("REIT") for federal income tax purposes, the Series B Preferred Stock will be subject to the provisions of Article VII of the Charter. Pursuant to Article VII, and without limitation of any provisions of such Article VII, Series B Preferred Stock, together with other equity stock of the Corporation, owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) will automatically be transferred to a Trust (as defined in the Charter) for the benefit of a Charitable Beneficiary (as defined in the Charter). ~~On and after the fifth year anniversary of the issuance of the Series B Preferred Stock, the~~The Corporation, at its option and upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share~~, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided in Section 5(c) below), without interest~~. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation.

            (b)   ~~Limitations on Redemption.    Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Corporation ranking junior to the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing shall not prevent such action by the Board of Directors or its designees pursuant to Article VII in order to ensure that the Corporation remains qualified as a REIT for federal income tax purposes or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.~~ Intentionally Omitted.

            (c)   Rights to Dividends on Shares Called for Redemption.    ~~Immediately prior to any redemption of Series B Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the~~The Corporation will make no payment or allowance for declared and unpaid dividends~~, whether or not in arrears,~~ on Series B Preferred Stock which is redeemed.

            (d)   Procedures for Redemption.

              (i)    Notice of redemption will be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given.

              (ii)   In addition to any information required by law or by the applicable rules of any exchange upon which Series B Preferred Stock may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series B Preferred Stock to be redeemed; and (D) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price~~; and (E) that dividends on the shares to be redeemed will cease to accrue on such redemption date.~~  If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

              (iii)  If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then, from and after the redemption date, ~~dividends will cease to accrue on such shares of Series B Preferred Stock,~~ such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place designated in such notice ~~and~~. ~~upon~~Upon surrender in accordance with said notice of the certificates for shares of Series B Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares of Series B Preferred Stock shall be redeemed by the Corporation at the redemption price ~~plus any accrued and unpaid dividends payable upon such redemption~~. In case less than all the shares of Series B Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series B Preferred Stock without cost to the holder thereof.

              (iv)  The deposit of funds with a bank or trust corporation for the purpose of redeeming Series B Preferred Stock shall be irrevocable except that:

                (A)  the Corporation shall be entitled to receive from such bank or trust corporation the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any share redeemed shall have no claim to such interest or other earnings: and

                (B)  any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series B Preferred Stock entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

            (e)   Application of Article VII.    The shares of Series B Preferred Stock are subject to the provisions of Article VII of the Charter, including, without limitation, the provision for the redemption of shares transferred to the Trust (as defined in such Article). For this purpose, the market price of the Series B Preferred Stock shall equal $25.00 per share~~, plus all accrued and unpaid dividends on the shares of Series B Preferred Stock~~.

            (f)    Status of Redeemed Shares.    Any shares of Series B Preferred Stock that shall at any time have been redeemed or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued preferred stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors.

          (6)   VOTING RIGHTS.

            (a)   Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below.

            ~~(b)   Whenever dividends on any shares of Series B Preferred Stock or any series of preferred stock ranking on parity as to payment of dividends with the Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive (a "Preferred Dividend Default"), the holders of such shares of Series B Preferred Stock (voting separately as a class with any other classes or all other series of our preferred stock ranking on a parity with the Series B Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred"), upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of a total of two additional directors of the Corporation, provided that any such directors, if elected, shall not cause the Corporation to violate the requirement of Section 303A.02 of the New York Stock Exchange Listed Company Manual, or any successor provision thereto, that the Corporation have a majority of independent directors (the "Preferred Stock Directors"), and the number of directors on the Board of Directors shall increase by two, at a special meeting called by the holders of record of at least 20% of the Series B Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders in which event such meeting shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series B Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.~~

            ~~(c)   f and when all accumulated dividends and the dividend for the then current dividend period on the Series B Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series B Preferred Stock shall have been paid in full or set aside for payment in full, the holders of shams of Series B Preferred Stock shall be divested of the voting rights set forth in Section 6(b) hereof (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the current dividend period have been paid in full or set aside for payment in full on all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series B Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class with the Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class~~

    ~~with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.~~

            (~~d~~b) So long as any shares of Series B Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of Parity Preferred that the Corporation may issue upon which like voting rights have been conferred and are exercisable), (i) ~~authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series B Preferred Stock with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; (ii)~~ amend, alter or repeal any of the provisions of the Charter, so as to materially and adversely affect any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock or the holders thereof; provided, however, that any increase or decrease in the number of the authorized preferred stock (subject to the limit that the number of authorized share of preferred stock shall not be decreased below the number issued and outstanding at such time), including the number of Series B Preferred Stock (subject to the limit that the number of authorized shares of Series B Preferred Stock shall not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Series B Preferred Stock or other series of preferred stock that the Corporation may issue, or any increase in the amount of authorized shares of such series, in each case ranking senior to or on a parity with or junior to the Series B Preferred Stock that the Corporation may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall be deemed not to materially and adversely affect such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption; or (~~iii~~ii) enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the Series B Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock or a consolidation, merger or similar transaction involving the Corporation unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the shares of Series B Preferred Stock remain outstanding with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock that are not individually or in the aggregate materially less favorable to the holders of the Series B Preferred Stock than the preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series B Preferred Stock as described herein.

            (~~e~~c) The foregoing ~~voting provisions~~ provision 6(b) will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

          (7)   CONVERSION. The Series B Preferred Stock is not convertible into or exchangeable for any property or securities of the Corporation.

        SECOND: The ~~7,500,000~~2,000,000 shares of Series B Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

        THIRD: ~~These~~ The foregoing amendments to the Charter were advised ~~Articles Supplementary have been approved~~ by the Board of Directors and approved by the stockholders as ~~in the manner and by the vote~~ required by law and the Charter.

        FOURTH: The undersigned President of the Corporation acknowledges these Articles ~~Supplementary~~ of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Secretary and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS)

        IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles Supplementary to be signed in its name and on its behalf by its President and attested to by its secretary on this    day of                        , ~~2004.~~2008.

ATTEST:		IMPAC MORTGAGE HOLDINGS, INC.
By:	Name: Ronald M. Morrison Title: Secretary	By:	Name: William S. Ashmore Title: President

 ANNEX B

Amendment to the Company's Charter
Series C Preferred Stock

 IMPAC MORTGAGE HOLDINGS, INC.

Articles of Amendment~~Articles Supplementary~~
~~9.125% Series C Cumulative Redeemable Preferred Stock~~

        Impac Mortgage Holdings, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST: ~~Under a power contained in Article VI of the Articles of Amendment and Restatement of the Corporation, as amended and supplemented (the "Charter"), the Board of Directors by duly adopted resolutions reclassified and designated 5,500,000 shares of authorized but unissued~~ The Articles Supplementary of the Corporation establishing and fixing the rights and preferences of the Corporation's 9.375% Series B Cumulative Redeemable Preferred Stock ~~(as defined in the Charter)~~ as shares of 9.125% Series C Cumulative Redeemable Preferred Stock accepted for record by the State Department of Assessments and Taxation of Maryland on November 18, 2004 (the "Articles Supplementary") and forming a part of the charter of the Corporation (the "Charter") shall be amended as follows: ~~with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.~~

          1.     The Articles Supplementary shall be amended and restated and replaced as follows:

Series C Preferred Stock

          (1)   DESIGNATION AND NUMBER. A series of preferred stock, designated, the "9.125% Series C Cumulative Redeemable Preferred Stock" (the "Series C Preferred Stock"), is hereby established. The number of shares of the Series C Preferred stock shall be 5,500,000.

          (2)   RANK. The Series C Preferred Stock shall, with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock, to the Series A Junior Participating Preferred Stock (as defined in the Charter) and to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank junior to such Series C Preferred Stock; (b) on a parity with the 9.375% Series B Cumulative Redeemable Preferred Stock (as defined in the Charter) and with all other equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank on parity with the Series C Preferred Stock; and (c) junior to all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank senior to the Series C Preferred Stock. The term "equity securities" shall not include convertible debt securities.

          (3)   DIVIDENDS.

            (a)   Holders of the then outstanding shares of Series C Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, ~~cumulative preferential~~ cash dividends at the rate of 9.125% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.28125 per share). Such dividends shall not be cumulative ~~from the first date on which any Series C Preferred Stock is issued~~ and shall, if declared, be payable quarterly ~~in arrears~~ on March 31, June 30, September 30, and December 31 of each year or, if not a business day, the, prior preceding business; day (each, a "Dividend Payment Date"). Any dividend payable on the Series C Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months ~~(it being understood that the dividend~~

    ~~payable on December 31, 2004 will be for less than the full dividend period)~~. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month on which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a Dividend Record Date).

            (b)   No dividends on shares of Series C Preferred Stock shall be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

            (c)   ~~Notwithstanding the foregoing, dividends on the Series C Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series C Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.~~The Corporation shall not be obligated to pay any unpaid dividend accured on or prior to the effective date of these Articles of Amendment.

            (d)   ~~Except as provided in Section 3(e) below, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or in shares of any series of preferred stock ranking junior to the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid r set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any preferred stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation, nor shall any shares of Common Stock, or any shares of preferred stock of the Corporation ranking junior to or on a parity with the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of Article VII of the Charter).~~Intentionally Omitted.

            (e)   When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series C Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series C Preferred Stock in that respective quarter shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio ~~that accrued dividends per share on the Series C Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each~~

    ~~other~~in that respective quarter. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series C Preferred Stock which ~~may be in arrears~~is declared but unpaid.

            (f)    Any dividend payment made on shares of the Series C Preferred Stock shall first be credited against the earliest ~~accrued~~declared but unpaid dividend due with respect to such shares which remains payable. Holders of the Series C Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock in excess of ~~full cumulative~~ dividends on the Series C Preferred Stock which have been declared as described above.

          (4)   LIQUIDATION DISTRIBUTION.

            (a)   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series C Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation, legally available for distribution to its stockholders, the sum of ~~(a)~~ a liquidation preference of $25.00 per share~~, (b) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment and (c) the applicable premium (expressed in dollar amount) per share during the applicable period as set forth in the table below,~~ before any distribution of assets is made to holders of Common Stock or any series of preferred stock of the Corporation that ranks junior to the Series C Preferred Stock ~~as to liquidation rights:~~.

~~12-Month Period~~	~~Applicable Premium~~
~~November 23, 2004 to November 22, 2005~~	~~$~~	~~2.00~~
~~November 23, 2005 to November 22, 2006~~	~~$~~	~~1.75~~
~~November 23, 2006 to November 22, 2007~~	~~$~~	~~1.50~~
~~November 23, 2007 to November 22, 2008~~	~~$~~	~~1.00~~
~~November 23, 2008 to November 22, 2009~~	~~$~~	~~0.50~~
~~Nov ember 23, 2009 and thereafter~~	~~$~~	~~0.00~~

            (b)   In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series C Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series C Preferred Stock in the distribution of assets, then the holders of the Series C Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

            (c)   After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

            (d)   Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series C Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

            (e)   The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

          (5)   REDEMPTION.

            (a)   Right of Optional Redemption.    The Series C Preferred Stock ~~is not redeemable prior to the fifth year anniversary of the issuance of the Series C Preferred Stock,~~ has no stated maturity and will not be subject to any sinking fund or mandatory redemption. ~~However, in~~In order to ensure that the Corporation continues to qualify as a real estate investment trust ("REIT") for federal income tax purposes, the Series C Preferred Stock will be subject to the provisions of Article VII of the Charter. Pursuant to Article VII, and without limitation of any provisions of such Article VII, Series C Preferred Stock, together with other equity stock of the Corporation, owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) will automatically be transferred to a Trust (as defined in the Charter) for the benefit of a Charitable Beneficiary (as defined in the Charter). ~~On and after the fifth year anniversary of the issuance of the Series C Preferred Stock, the~~The Corporation, ~~t~~at its option and upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share~~, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided n Section 5(c) below), without interest~~. If less than all of the outstanding Series C Preferred Stock is to be redeemed, the Series C Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) fir by any other equitable method determined by the Corporation.

            (b)   ~~Limitations on Redemption. Unless full cumulative dividends on all shares of Series C Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series C Preferred Stock shall be redeemed unless all outstanding shares of Series C Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock (except by exchange for capital stock of the Corporation ranking junior to the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing, shall not prevent such action by the Board of Directors or its designees pursuant to Article VII in order to ensure that the Corporation remains qualified as a REIT for federal income tax purposes or tie purchase or acquisition of shares of Series C Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C Preferred Stock.~~Intentionally Omitted.

            (c)   Rights to Dividends on Shares Called for Redemption.    ~~Immediately prior to any redemption of Series C Preferred Stock, the Corporation shall pay in cash, any accumulated and unpaid dividends to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series C Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the~~The Corporation will make no payment or allowance for declared and unpaid dividends~~, whether or not in arrears,~~ on Series C Preferred Stock which is redeemed.

            (d)   Procedures for Redemption.

              (i)    Notice of redemption will be mail by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series C Preferred Stock except as to the holder to whom notice was defective or not given.

              (ii)   In addition to any information required by law or by the applicable rules of any exchange upon which Series C Preferred Stock may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series C Preferred Stock to be redeemed; and (D) the place or places where the Series C Preferred Stock is to be surrendered for payment of the redemption price~~; and (E) that dividends on the shares to be redeemed will cease to accrue on such redemption date~~. If less than all of the Series C Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series C Preferred Stock held by such holder to be redeemed.

              (iii)  If notice of redemption of any shares of Series C Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series C Preferred Stock so called for redemption, then, from and after the redemption date, ~~dividends will cease to accrue on such shares of Series C Preferred Stock,~~ such shares of Series C Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Shares will terminate, except the right to receive the redemption price. Holders of Series C Preferred Stock to be redeemed shall surrender such Series C Preferred Stock at the place designated in such notice ~~and, upon~~. Upon surrender in accordance with said notice of the certificates for shares of Series C Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares of Series C Preferred Stock shall be redeemed by the Corporation at the redemption price ~~plus any accrued and unpaid dividends payable upon such redemption~~. In case less than all the shares of Series C Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Series C Preferred Stock without cost to the holder thereof.

              (iv)  The deposit of funds with a bank or trust corporation for the purpose of redeeming Series C Preferred Stock shall be irrevocable except that:

                (A)  the Corporation shall be entitled to receive from such bank or trust corporation the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any shares redeemed shall have no claim to such interest or other earnings; and

                (B)  any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series C Preferred Stock entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

            (e)   Application of Article VII.    The shares of Series C Preferred Stock are subject to the provisions of Article VII of the Charter, including, without limitation, the provision for the redemption of shares transferred to the Trust (as defined in such Article). For this purpose, the market price of the Series C Preferred Stock shall equal $25.00 per share~~, plus all accrued and unpaid dividends on the shares of Series C Preferred Stock~~.

            (f)    Status of Redeemed Shares.    Any shares of Series C Preferred Stock that shall at any time have been redeemed or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued preferred stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors.

          (6)   VOTING RIGHTS.

            (a)   Holders of the Series C Preferred Stock will not have any voting rights, except as set forth below.

            ~~(b)   Whenever dividends on any shares of Series C Preferred Stock or any series of preferred stock ranking on parity as to payment of dividends with the Series C Preferred Stock, including the 9.375% Series B Cumulative Redeemable Preferred Stock (as defined in the Charter), shall be in arrears for six or more quarterly periods, whether or not consecutive (a 'Preferred Dividend Default"), the holders of such shares of Series C Preferred Stock (voting separately as a class with ant other classes or all other series of our preferred stock, including the 9.375% Series Cumulative Redeemable Preferred Stock (as defined in the Charter), ranking on a parity with the Series C Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation ("Parity Preferred"), upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of a total of two additional directors of the Corporation, provided that any such directors, if elected, shall not cause the Corporation to violate the requirement of Section 303A.02 of the New York Stock Exchange Listed Company Manual, or any successor provision thereto, that the Corporation have a majority of independent directors (the `Preferred Stock Directors"), and the number of directors on the Board of Directors shall increase by two, at a special meeting called by the holders of record of at least 20% of the Series C Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders in which event such meeting shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting until all dividends accumulated on such shares of Series C Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series C Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment t thereof set aside for payment.~~

            ~~(c)   If and when all accumulated dividends and the dividend for the then current dividend period on the Series C Preferred Stock and any series of preferred stock ranking on parity as to payment of dividends with the Series C Preferred Stock, including the 9.375% Series B Cumulative Redeemable Preferred Stock (as defined in the Charter), shall have been paid in full or set aside for payment in full, the holders of shares of Series C Preferred Stock shall be divested of the voting right set forth in Section 6(b) hereof (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the current dividend period have been paid in full or set aside for payment in full on all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of 4 majority of the outstanding shares of the Series C Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class with the Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may~~

    ~~be filled by written consent of the Preferred Stock Director remaining in office, or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series C Preferred Stock when they have the voting rights set forth in Section 6(b) (voting separately as a class with all other series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.~~

            (b)   ~~(d)~~ So long as any shares of Series C Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series C Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of Parity Preferred that the Corporation may issue upon which like voting rights have been conferred and are exercisable), (i) ~~authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series C Preferred Stock with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Corporation into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; (ii)~~ amend, alter or repeal any of the provisions of the Charter, so as to materially and adversely affect any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock or the holders thereof; provided, however, that any increase or decrease in the number of the authorized preferred stock (subject to the limit that the number of authorized shares of preferred stock shall not be decreased below the number issued and outstanding at such time), including the number of Series C Preferred Stock (subject to the limit that the number of authorized shares of Series C Preferred Stock shall not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Series C Preferred Stock or other series of preferred stock that the Corporation may issue, or any increase in the amount of authorized shares of such series, in each case ranking senior to or on a parity with or junior to the Series C Preferred Stock that the Corporation may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall be deemed not to materially and adversely affect such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption; or (iii) enter into, approve, or otherwise facilitate a binding share exchange or reclassification involving the Series C Preferred Stock that materially and adversely affects any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock or a consolidation, merger or similar transaction involving the Corporation unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the shares of Series C Preferred Stock remain outstanding with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock that are not individually or in the aggregate materially less favorable to the holders of the Series C Preferred Stock than the preferences, conversion or other rights, voting powers, restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series C Preferred Stock as described herein.

            (~~e~~c) The foregoing ~~voting provisions~~provision 6(b) will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

          (7)   CONVERSION. The Series C Preferred Stock is not convertible into or exchangeable for any property or securities of the Corporation.

        SECOND: The 5,500,000 shares of Series C Preferred Stock have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

        THIRD: ~~These Articles Supplementary have been approved~~ The foregoing amendments to the Charter were advised by the Board of Directors and approved by the stockholders of the Corporation as ~~in the manner and by the vote~~ required by law and the Charter.

        FOURTH: The undersigned President of the Corporation acknowledges these Articles of Amendment ~~Supplementary~~ to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Secretary and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Corporation has caused ~~those~~these Amended and Restated Articles Supplementary to be signed in its name and on its behalf by its President and attested to by its Secretary on this    day of                        , ~~2004.~~2008.

ATTEST:		IMPAC MORTGAGE HOLDINGS, INC.
By:	Name: Ronald M. Morrison Title: Secretary	By:	Name: William S. Ashmore Title: President

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OFFERING CIRCULAR
IMPAC MORTGAGE HOLDINGS, INC.
OFFER TO EXCHANGE
Up to shares of common stock for all outstanding shares of
9.375% Series B Cumulative Redeemable Preferred Stock (CUSIP No. 45254P300) 9.125% Series C Cumulative Redeemable Preferred Stock (CUSIP No. 45254P409)
and
CONSENT SOLICITATION
The Information Agent for the Exchange Offer is
D.F. King & Co., Inc.
The date of this Offering Circular is , 2009
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND CONSENT SOLICITATION
SUMMARY
Summary Description of the Exchange Offer and Consent Solicitation
RISK FACTORS
STATEMENT REGARDING FORWARD-LOOKING INFORMATION
CAPITALIZATION
FINANCIAL INFORMATION
  Income Statement (in thousands, except per share data)
  Balance Sheet (in thousands, except per share data)
RATIO OF EARNINGS TO FIXED CHARGES
BACKGROUND INFORMATION
THE EXCHANGE OFFER AND CONSENT SOLICITATION
MARKET PRICE OF AND DIVIDENDS ON THE PREFERRED STOCK AND COMMON STOCK
COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND THE COMMON STOCK
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN SECURITIES LAWS CONSIDERATIONS
FINANCIAL ADVISOR
WHERE YOU CAN FIND MORE INFORMATION
ANNEX A
IMPAC MORTGAGE HOLDINGS, INC.
Articles of Amendment Articles Supplementary 9.375% Series B Cumulative Redeemable Preferred Stock
Series B Preferred Stock
ANNEX B
IMPAC MORTGAGE HOLDINGS, INC.
Articles of Amendment Articles Supplementary 9.125% Series C Cumulative Redeemable Preferred Stock
Series C Preferred Stock